




SUNRISE®
SENIOR LIVING

2009 Annual Report
Sunrise Senior Living, Inc.


SUNRISE.
SENIOR LIVING


Received SEC
MAR 2 3 2010
Washington, DC 20549

Dear Fellow Shareholders:

2009 was another year of rebuilding Sunrise Senior Living, its balance sheet and its operations. We are pleased with our progress in restructuring the organization, and this remains our key focus in 2010. We continue to make many changes to strengthen the imperatives of mission, profitability and creating lasting value.

Everything we do at Sunrise begins with the needs of our residents – it comes down to offering them the best possible standard of service and care. We are the largest premium provider of senior-living services and, despite a very difficult economy, we continue to attract residents who seek the Sunrise difference: our commitment to championing quality of life for all seniors. This mission is what guides every decision we make.

Our team, through diligent cash management and certain asset sales, has improved our liquidity and reduced and partially restructured our debt. As we have reduced the size of our operations, we have kept our focus on our core operations to the direct benefit of our current and future residents, our team and our capital partners. These efforts have included the painful but very necessary process of reducing our overhead. We foresee 2010 as another year of rebuilding Sunrise, where we will enact more organizational changes to continue to strengthen the company.

We have a hard-charging team whose passion for what we do pushes us every day to attack our shortcomings and play to our strengths. I cannot be more appreciative of the great efforts that are simply part of the daily life in all areas of Sunrise. I am optimistic that this dedication and passion, combined with Sunrise's mission and our responsibility to all stakeholders, will lead to increasing strength, profitability and a strong future.

On behalf of the Board of Directors and management team, thank you for your support during this difficult period that we look forward to looking back on. The greatest strength of our company has always been the outstanding service we provide to our seniors, and we remain focused on preserving this competitive edge. Sunrise has an extraordinary team of people and I would like to thank all of our 38,000 team members for the work they do each day throughout the company to build a brighter future for all of our stakeholders.

Mark S. Ordan
Chief Executive Officer

March 17, 2010

Table of Contents

This Annual Report contains forward-looking statements that involve risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurance that our expectations will be realized. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

- *our ability to maintain adequate liquidity to operate our business and execute our restructuring;*
- *our ability to repay or extend our loans when they come due in 2010 and obtain waivers or reach agreements with respect to loans currently in default, including the loans for two of our German communities not included in our German restructuring agreement;*
- *our ability to obtain waivers, cure or reach agreements with respect to defaults under loans to our ventures;*
- *our ability to execute the restructuring agreement with the lenders to seven of our nine German communities;*
- *our ability to repay or extend our Bank Credit Facility when it is due on December 2, 2010;*
- *risk of future obligations to fund guarantees and other support arrangements to some of our ventures, lenders to the ventures or third party owners;*
- *our ability to achieve anticipated savings from our cost reduction program;*
- *our ability to raise funds from capital sources;*
- *business conditions and market factors that could affect the value of our properties and therefore require further impairments of our assets;*
- *risk of early termination or non-renewal of our management agreements;*
- *risk of declining occupancies in existing communities or slower than expected leasing of new communities;*
- *changes in interest rates;*
- *the outcome of the U.S. Securities and Exchange Commission's ("SEC") investigation;*
- *the outcome of the HCP, Inc. litigation;*
- *the outcome of the Internal Revenue Service ("IRS") audit of our tax returns for the tax years ended December 31, 2005 through 2008;*
- *competition and our response to pricing and promotional activities of our competitors;*
- *our ability to comply with government requirements and regulations;*
- *risk of new legislation or regulatory developments;*
- *unanticipated expenses;*
- *further downturns in general economic conditions including, but not limited to, financial market performance, consumer credit availability, interest rates, inflation, energy prices, unemployment and consumer sentiment about the economy in general;*
- *risks associated with the ownership and operation of assisted living and independent living communities; and*
- *other risk factors contained in our Form 10-K for the year ended December 31, 2009 filed with the SEC on February 25, 2010.*

We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events. Unless the context suggests otherwise, references herein to "Sunrise," the "Company," "we," "us" and "our" mean Sunrise Senior Living, Inc. and our consolidated subsidiaries.

BUSINESS

We are a provider of senior living services in the United States, Canada, the United Kingdom and Germany. Founded in 1981 and incorporated in Delaware in 1994, Sunrise began with a simple but innovative vision — to create an alternative senior living option that would emphasize quality of life and quality of care. We offer a full range of personalized senior living services, including independent living, assisted living, care for individuals with Alzheimer's and other forms of memory loss, nursing and rehabilitative care. In the past, we also developed senior living communities for ourselves, for ventures in which we retained an ownership interest and for third parties. Due to current economic conditions, we have suspended all new development.

At December 31, 2009, we operated 384 communities, including 335 communities in the United States, 15 communities in Canada, 27 communities in the United Kingdom and seven communities in Germany, with a total unit capacity of approximately 40,400. Of the 384 communities that we operated at December 31, 2009, 20 were wholly owned, 27 were under operating leases, one was consolidated as a variable interest entity, 201 were owned in unconsolidated ventures and 135 were owned by third parties. During 2009, we opened 23 new communities, with a combined unit capacity of approximately 2,100.

During 2009, we continued to reduce overhead costs; restructure, repay and extend maturities of some of our debt; and sell assets to generate liquidity (as more fully discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations). Our focus in 2010 will be on: (1) operating high-quality assisted living and memory care communities in North America, Germany and the United Kingdom; (2) increasing occupancy and improving the operating efficiency of our communities; (3) improving the operating efficiency of our corporate operations; (4) generating liquidity; (5) divesting of non-core assets; and (6) reducing our operational and financial risk.

We continue to reduce our financial obligations and reach negotiated settlements with various creditors. We are unable to borrow additional funds under our Bank Credit Facility. We are seeking waivers with respect to existing defaults under many of our debt obligations to avoid acceleration of these obligations. We have been successful in reducing our exposure related to our German communities, our Fountains portfolio and our Aston Gardens venture, each discussed in more detail in Management's Discussion and Analysis of Financial Condition and Results of Operations. However, we continue to have significant debt maturing in 2010 and 2011 and there can be no assurance that we will be able to extend this debt or obtain additional financing. The existence of these factors raise substantial doubt about our ability to continue as a going concern and our auditors have modified their report with respect to the 2009 consolidated financial statements to include a going concern reference.

We have six operating segments for which operating results are separately and regularly reviewed by key decision makers: North American Management, North American Development, Equity Method Investments, Consolidated (Wholly Owned/Leased), United Kingdom and Germany (part of which is included in discontinued operations).

North American Management includes the results from the management of third party, venture and wholly owned/leased Sunrise senior living communities in the United States and Canada.

North American Development includes the results from the development of Sunrise senior living communities in the United States and Canada.

Equity Method Investments includes the results from our investment in domestic and international ventures.

Consolidated (Wholly Owned/Leased) includes the results from the operation of wholly owned and leased Sunrise senior living communities in the United States and Canada net of an allocated management fee of $21.9 million, $22.2 million and $22.2 million for 2009, 2008 and 2007, respectively.

United Kingdom includes the results from the development and management of Sunrise senior living communities in the United Kingdom.

Germany includes the results from the management of nine (two of which have been closed) Sunrise senior living communities in Germany through September 1, 2008. The operation of nine Sunrise senior living communities after September 1, 2008 when we began consolidating the communities are included in discontinued operations.

See Note 18 of Notes to Consolidated Financial Statements for additional information regarding our operating segments.

STOCK PERFORMANCE GRAPH

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Sunrise Senior Living, Inc., The S&P Smallcap 600 Index
And A Peer Group



$250
$200
$150
$100
$50
$0
12/04
12/05
12/06
12/07
12/08
12/09
Sunrise Senior Living, Inc.
S&P Smallcap 600
Peer Group

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

The Peer Group consists of Assisted Living Concepts Inc., Brookdale Senior Living Inc., Capital Senior Living Corp., Emeritus Corp. and Five Star Quality Care Inc.

	12/04	12/05	12/06	12/07	12/08	12/09
Sunrise Senior Living, Inc.	100.00	145.43	132.53	132.36	7.25	13.89
S&P Smallcap 600	100.00	107.68	123.96	123.59	85.19	106.97
Peer Group	100.00	156.63	237.64	159.99	44.64	106.02

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto appearing elsewhere herein.

	December 31,				
	2009(1)(2)	2008(1)(2)	2007(1)(2)	2006(1) (2)(3)(4)	2005 (1)(3)(5)
(Dollars in thousands, except per share amounts)					
STATEMENTS OF OPERATIONS DATA:					
Operating revenues	$1,464,144	$ 1,570,974	$1,482,020	$ 1,537,263	$1,439,248
Operating expenses	1,596,163	1,918,622	1,682,143	1,591,246	1,399,584
(Loss) income from operations	(132,019)	(347,648)	(200,123)	(53,983)	39,663
Gain on the sale and development of real estate and equity interests	21,651	17,374	105,081	51,347	81,723
Sunrise's share of earnings, return on investment in unconsolidated communities and (loss) gain from investments accounted for under profit-sharing method	(7,135)	(15,175)	107,369	42,845	12,615
(Loss) income from continuing operations	(113,244)	(326,590)	(2,475)	31,287	92,985
Loss from discontinued operations, net of tax	(20,271)	(117,516)	(70,512)	(9,087)	(3,200)
Net (loss) income	(133,915)	(439,179)	(70,275)	15,284	83,064
Net (loss) income per common share:					
Basic					
Continuing operations	$ (2.22)	$ (6.48)	$ (0.05)	$ 0.43	$ 2.08
Discontinued operations, net of tax	(0.39)	(2.24)	(1.36)	(0.12)	(0.08)
Net (loss) income	$ (2.61)	$ (8.72)	$ (1.41)	$ 0.31	$ 2.00
Diluted					
Continuing operations	$ (2.22)	$ (6.48)	$ (0.05)	$ 0.42	$ 1.82
Discontinued operations, net of tax	(0.39)	(2.24)	(1.36)	(0.12)	(0.08)
Net (loss) income	$ (2.61)	$ (8.72)	$ (1.41)	$ 0.30	$ 1.74
BALANCE SHEET DATA:					
Total current assets	$ 340,434	$ 304,908	$ 529,964	$ 361,998	$ 326,888
Total current liabilities	673,559	735,421	646,311	451,982	280,684
Property and equipment, net	288,056	681,352	656,211	609,385	494,069
Property and equipment subject to a sales contract, net	-	-	-	193,158	255,231
Property and equipment subject to financing, net	-	-	58,871	62,520	64,174
Goodwill	-	39,025	169,736	218,015	153,328
Total assets	910,589	1,381,557	1,798,597	1,848,301	1,587,785
Total debt	440,219	636,131	253,888	190,605	248,396
Deposits related to properties subject to a sale contract	-	-	-	240,367	324,782
Liabilities related to properties accounted for under the financing method	-	-	54,317	66,283	64,208
Deferred income tax liabilities	23,862	28,129	82,605	78,632	70,638
Total liabilities	884,355	1,233,643	1,214,826	1,201,078	1,094,209
Total stockholders' equity	26,234	147,914	583,771	647,223	493,576
OPERATING AND OTHER DATA:					
Cash dividends per common share	$ -	$ -	$ -	$ -	$ -
Communities (at end of period):					
Consolidated communities	48	72	62	61	58
Communities in unconsolidated ventures	201	203	199	180	153
Communities managed for third party owners	135	160	174	177	183
Total	384	435	435	418	394
Unit capacity:					
Consolidated communities	7,743	9,417	8,348	8,423	8,141
Communities in unconsolidated ventures	16,194	20,225	19,765	18,178	14,507
Communities managed for third party owners	16,416	20,209	21,366	21,412	24,353
Total	40,353	49,851	49,479	48,013	47,001

(1) We recorded impairment charges related to owned communities and land parcels of $31.7 million, $27.8 million, $7.6 million, $15.7 million and $2.5 million in 2009, 2008, 2007, 2006 and 2005, respectively. We recorded impairment of goodwill of $121.8 million in 2008. We recorded restructuring charges of $33.3 million and $24.2 million in 2009 and 2008, respectively. We wrote-off capitalized project costs of $14.9 million, $95.8 million, $28.4 million, $1.3 million and $1.0 million in 2009, 2008, 2007, 2006 and 2005, respectively.

(2) We incurred costs of $3.9 million, $30.2 million, $51.7 million and $2.6 million in 2009, 2008, 2007 and 2006, respectively, related to Accounting Restatement, Special Independent Committee inquiry, SEC investigation and stockholder litigation.

(3) In 2006, Five Star bought out 18 management contracts and we received $134.7 million related to their buyout. We also wrote off $25.4 million in unamortized management contract intangible assets. In 2005, Five Star bought out 12 management contracts and we received $83 million related to their buyout. We also wrote off $14.6 million in unamortized management contract intangible assets.

(4) In February 2006, we completed the redemption of our remaining 5.25% convertible subordinated notes due February 1, 2009 through the issuance of common stock. Prior to the redemption date, substantially all of the approximately $120.0 million principal amount of the notes outstanding at the time the redemption was announced had been converted into approximately 6.7 million shares of common stock. The conversion price was $17.92 per share in accordance with the terms of the indenture governing the notes.

(5) In October 2005, we completed a two-for-one stock split in the form of a 100% stock dividend. As a result of the stock split, each stockholder received one additional share of common stock for each share on that date. All per share amounts have been adjusted to reflect the stock split for all periods presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with the information contained in our consolidated financial statements, including the related notes, and other financial information appearing elsewhere herein.

Overview

We are a Delaware corporation and a provider of senior living services in the United States, Canada, the United Kingdom and Germany.

At December 31, 2009, we operated 384 communities, including 335 communities in the United States, 15 communities in Canada, 27 communities in the United Kingdom and seven communities in Germany, with a total unit capacity of approximately 40,400. Of the 384 communities we operated at December 31, 2009, 20 were wholly owned, 27 were under operating leases, one was consolidated as a variable interest entity, 201 were owned in unconsolidated ventures and 135 were owned by third parties. During 2009, we opened 23 new communities, with a combined unit capacity of approximately 2,100, which were developed by us.

We have six operating segments for which operating results are separately and regularly reviewed by key decision makers: North American Management, North American Development, Equity Method Investments, Consolidated (Wholly Owned/Leased), United Kingdom and Germany (part of which is included in discontinued operations).

North American Management includes the results from the management of third party, venture and wholly owned/leased Sunrise senior living communities in the United States and Canada.

North American Development includes the results from the development of Sunrise senior living communities in the United States and Canada.

Equity Method Investments includes the results from our investment in domestic and international ventures.

Consolidated (Wholly Owned/Leased) includes the results from the operation of wholly owned and leased Sunrise senior living communities in the United States and Canada net of an allocated management fee of $21.9 million, $22.2 million and $22.2 million for 2009, 2008 and 2007, respectively.

United Kingdom includes the results from the development and management of Sunrise senior living communities in the United Kingdom.

Germany includes the results from the management of nine (two of which have been closed) Sunrise senior living communities in Germany through September 1, 2008. The operation of nine Sunrise senior living communities after September 1, 2008 when we began consolidating the communities are included in discontinued operations.

The stock markets and credit markets in the United States and the rest of the world have been experiencing significant price volatility, dislocations and liquidity disruptions. As a result the market prices of many stocks, including ours, have fluctuated substantially and these circumstances have materially impacted liquidity in the financial markets, making terms for certain financings less attractive, and in some cases have resulted in the unavailability of financing. Continued uncertainty in the credit markets has caused us to discontinue our development business and may negatively impact our ability to refinance our Bank Credit Facility and our maturities of long-term debt due 2010 and 2011, of approximately $0.4 billion, at reasonable terms. There are also current maturities of venture debt due in 2010 of approximately $0.3 billion. A prolonged downturn in the financial markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to further adjust our business plan accordingly. These events also may make it more difficult or costly for us to raise capital, including through the issuance of common stock. The disruptions in the financial markets have had and may have a material adverse effect on the market value of our common stock and other adverse effects on us and our business.

Significant 2009 and 2010 Developments

Overview

During 2009, we continued to reduce overhead costs; restructure, repay and extend maturities of some of our debt; and sell assets to generate liquidity. Our focus in 2010 will be on: (1) operating high-quality assisted living and memory care communities in North America, Germany and the United Kingdom; (2) increasing occupancy and improving the operating efficiency of our communities; (3) improving the operating efficiency of our corporate operations; (4) generating liquidity; (5) divesting of non-core assets; and (6) reducing our operational and financial risk.

We continue to reduce our financial obligations and reach negotiated settlements with various creditors. We are unable to borrow additional funds under our Bank Credit Facility. We are seeking waivers with respect to existing defaults under many of our debt obligations to avoid acceleration of these obligations. We have been successful in reducing our exposure related to our German communities, our Fountains portfolio and our Aston Gardens venture, each discussed in more detail below. However, we continue to have significant debt maturing in 2010 and 2011 and there can be no assurance that we will be able to extend this debt or obtain additional financing. The existence of these factors raise substantial doubt about our ability to continue as a going concern and our auditors have modified their report with respect to the 2009 consolidated financial statements to include a going concern reference.

Asset Sales

In 2009, we sold 21 non-core assisted living communities, located in 11 states, to Brookdale Senior Living, Inc. ("Brookdale") for an aggregate purchase price of $204 million. At closing, we received approximately $59.6 million in net proceeds after we paid or the purchaser assumed approximately $134.1 million of mortgage loans, the posting of required escrows, various prorations and adjustments, and payments of expenses by us, generating a gain of $48.9 million.

In 2010, we intend to sell (i) our German communities, (ii) the liquidating trust assets and, at our discretion, (iii) certain communities and land parcels, of which any net sales proceeds on the disposition of these assets would be split equally between us, the mortgage holder and the lenders under the Bank Credit Facility.

Fountains Venture

In 2009, we entered into agreements with our venture partner and the lender to the venture to release us from all claims that our venture partner and the lender had against us prior to the date of the agreements and from all of our future funding obligations in connection with the Fountains portfolio in exchange for which we have, among other things:

- Transferred our 20-percent ownership interest in the Fountains venture to our venture partner;
- Contributed vacant land parcels adjacent to six of the Fountains communities and owned by us to the Fountains venture;
- Agreed to transfer management of the 16 Fountains communities as soon as the transition closing conditions are met and the new manager has obtained the regulatory approvals necessary to assume control of the facilities; and
- Repaid the venture the management fee we had earned to date in 2009 of $1.8 million.

We transferred management of eight of the 16 communities to the new manager on February 1, 2010, and expect to transfer management of the remaining eight communities by mid-2010.

Greystone

In 2009, we sold our Greystone subsidiary and our interests in Greystone seed capital partnerships to an entity controlled by Michael Lanahan and Paul Steinhoff, two senior executives of the Greystone subsidiary. Total consideration was (i) $2.0 million in cash at closing; (ii) $5.7 million in short-term notes which have subsequently been repaid, (iii) a $6.0 million 7-year note (iv) a $2.5 million note payable, and (v) 35% of the future net proceeds received by the seed capital investors for each of the seed capital interests purchased from us. In 2009, we received $1.0 million in net proceeds for one of our seed capital interests.

Aston Gardens

In April 2009, we sold the equity interest in our Aston Gardens venture and were released from all guarantee obligations. Our management contracts for the six communities in the venture were terminated on April 30, 2009. We received proceeds of approximately $4.8 million for our equity interest and our receivable from the venture for fundings under the operating deficit guarantees.

Restructuring Plan

In 2009, we announced a plan to continue to reduce corporate expenses through reorganization of our corporate cost structure, including a reduction in spending related to, among others, administrative processes, vendors, and consultants. The plan is designed to reduce our annual recurring general and administrative expenses (including expenses previously classified as venture expense) to approximately $100 million, and to reduce our centrally administered services which are charged to the communities by approximately $1.5 million. Under the plan, approximately 184 positions will be eliminated. As of December 31, 2009, we had eliminated 154 positions and will be eliminating an additional 30 positions by mid 2010. We have recorded severance expense of $8.3 million as a result of the plan through December 31, 2009 and expect to record an additional $1.6 million through mid 2010. The costs from the 2009 restructuring plan are in addition to the costs incurred in 2009 related to the 2008 restructuring plan, which provided for the elimination of 182 positions and corresponding expense reductions.

In May 2009, we entered into a separation agreement with our chief financial officer, Richard Nadeau, in connection with this plan. Pursuant to the separation agreement, Mr. Nadeau's employment with us terminated effective as of May 29, 2009. Pursuant to Mr. Nadeau's employment agreement, Mr. Nadeau received severance benefits that included a lump sum cash payment of $1.4 million. In addition, Mr. Nadeau received a bonus in the amount of $0.5 million and Mr. Nadeau's outstanding and unvested stock options, restricted stock and other long-term equity compensation awards were fully vested, resulting in a non-cash compensation expense to us of $0.8 million. Upon his termination, 70,859 shares of restricted stock and 750,000 options vested. The options expire 12 months after the termination of his consulting term, which can be up to nine months after his termination date of May 29, 2009.

In January 2010, we terminated the employment of Daniel J. Schwartz, our Senior Vice President, North American Operations, in connection with this plan, effective as of May 31, 2010. Mr. Schwartz will receive the severance payments and benefits payable to him pursuant to his employment agreement upon a termination of his employment, except that in lieu of a lump sum cash severance payment equal to two years' base salary and 75% of his target bonus amount (based on his base salary of $0.4 million and target bonus of 100% of base salary), Mr. Schwartz will receive such cash severance payment in the form of equal monthly installments of 1/24th of the total cash severance amount commencing July 2010 and continuing until December 2010, and the remaining balance to be paid in a lump sum on December 31, 2010.

In September 2009, we terminated our lease on a portion of our corporate headquarters in McLean, Virginia. We recorded a charge of $2.7 million which is reflected in restructuring expense on our consolidated statement of operations. We expect to save $5.6 million in cash over four years as a result of terminating this portion of the lease.

Results of Operations

Our results of operations for each of the three years in the period ended December 31 were as follows:

(In thousands)	Year Ended December 31, 2009	2008	2007	Percent Change 2009 vs. 2008	2008 vs. 2007
Operating revenue:					
Management fees	$ 112,467	$ 131,586	$ 122,293	-14.5%	7.6%
Resident fees for consolidated communities	350,278	340,975	323,007	2.7%	5.6%
Ancillary fees	45,397	42,535	51,127	6.7%	-16.8%
Professional fees from development, marketing and other	13,193	44,447	29,546	-70.3%	50.4%
Reimbursed costs incurred on behalf of managed communities	942,809	1,011,431	956,047	-6.8%	5.8%
Total operating revenue	1,464,144	1,570,974	1,482,020	-6.8%	6.0%
Operating expenses:					
Community expense for consolidated communities	268,319	257,555	231,780	4.2%	11.1%
Community lease expense	59,344	59,843	62,307	-0.8%	-4.0%
Depreciation and amortization	46,629	39,497	42,601	18.1%	-7.3%
Ancillary expense	42,457	40,202	53,294	5.6%	-24.6%
General and administrative	119,905	157,509	183,546	-23.9%	-14.2%
Development expense	12,501	34,134	35,076	-63.4%	-2.7%
Write-off of capitalized project costs	14,879	95,763	28,430	-84.5%	236.8%
Accounting Restatement and Special Independent Committee inquiry, SEC investigation and pending stockholder litigation	3,887	30,224	51,707	-87.1%	-41.5%
Restructuring cost	33,313	24,178	-	37.8%	N/A
Provision for doubtful accounts	13,625	20,077	7,709	-32.1%	160.4%
Loss on financial guarantees and other contracts	2,053	5,022	22,005	-59.1%	-77.2%
Impairment of owned communities and land parcels	31,685	27,816	7,641	13.9%	264.0%
Impairment of goodwill and intangible assets	-	121,828	-	N/A	N/A
Costs incurred on behalf of managed communities	947,566	1,004,974	956,047	-5.7%	5.1%
Total operating expenses	1,596,163	1,918,622	1,682,143	-16.8%	14.1%
Loss from operations	(132,019)	(347,648)	(200,123)	-62.0%	73.7%
Other non-operating income (expense):					
Interest income	1,351	6,267	9,492	-78.4%	-34.0%
Interest expense	(10,301)	(6,709)	(5,179)	53.5%	29.5%
Loss on investments	3,556	(7,770)	-	NM	N/A
Other income (expense)	5,773	(20,066)	(5,792)	NM	246.4%
Total other non-operating income (expense)	379	(28,278)	(1,479)	NM	1812.0%
Gain on the sale and development of real estate and equity interests	21,651	17,374	105,081	24.6%	-83.5%
Sunrise's share of earnings (loss) and return on investment in unconsolidated communities	5,673	(13,846)	107,347	NM	NM
(Loss) income from investments accounted for under the profit sharing method	(12,808)	(1,329)	22	863.7%	NM
(Loss) income before provision for income taxes and discontinued operations	(117,124)	(373,727)	10,848	-68.7%	NM
Benefit from (provision for) income taxes	3,880	47,137	(13,323)	-91.8%	NM
Loss before discontinued operations	(113,244)	(326,590)	(2,475)	-65.3%	13095.6%
Discontinued operations, net of tax	(20,271)	(117,516)	(70,512)	-82.8%	66.7%
Net loss	(133,515)	(444,106)	(72,987)	-69.9%	508.5%
Less: (Income) loss attributable to noncontrolling interests, net of tax	(400)	4,927	2,712	NM	81.7%
Net loss	$(133,915)	$(439,179)	$ (70,275)	-69.5%	524.9%

Segment results are as follows (in thousands):

	North American Management	North American Development	Equity Method Investments	Consolidated (Wholly Owned/ Leased)	United Kingdom	Germany Management Company	Unallocated Corporate and Eliminations	Total
Revenues	$ 1,105,974	$ 6,637	$ 2,151	$ 350,165	$ 27,597	$ 1,717	$ (30,097)	$ 1,464,144
Community expense	2,170	214	42	287,719	-	158	(21,984)	268,319
Development expense	25	9,347	606	312	1,682	128	401	12,501
Depreciation and amortization	11,925	1,927	-	17,550	382	114	14,731	46,629
Other operating expenses	1,058,795	25,285	6,306	61,198	25,009	4,672	55,764	1,237,029
Impairment of owned communities, land parcels, goodwill and intangibles	-	28,897	-	2,953	-	-	(165)	31,685
Income (loss) from operations	33,059	(59,033)	(4,803)	(19,567)	524	(3,355)	(78,844)	(132,019)
Interest income	413	869	7	225	(10)	11	(164)	1,351
Interest expense	(169)	(926)	-	(4,866)	-	(29)	(4,311)	(10,301)
Foreign exchange gain/(loss)	-	-	-	7,989	(632)	(645)	-	6,712
Sunrise's share of earnings (losses) and return on investment in unconsolidated communities	-	-	5,872	-	-	-	(199)	5,673
Income (loss) before income taxes, discontinued operations, and noncontrolling interests	37,080	(53,678)	1,076	(16,707)	(913)	(4,146)	(79,836)	(117,124)
Investments in unconsolidated communities	-	-	64,971	-	-	-	-	64,971
Segment assets	141,389	71,061	71,124	295,062	13,862	105,763	212,328	910,589
Expenditures for long-lived assets	-	9,794	-	10,111	45	-	-	19,950
Deferred gains on the sale of real estate and deferred revenue	-	16,865	-	-	-	-	5,000	21,865

	For the Year Ended December 31, 2008							
	North American Management	North American Development	Equity Method Investments	Consolidated (Wholly Owned/ Leased)	United Kingdom	Germany Management Company	Unallocated Corporate and Eliminations	Total
Revenues	$ 1,189,971	$ 27,425	$ 2,303	$ 340,834	$ 32,803	$ 11,104	$ (33,466)	$ 1,570,974
Community expense	(535)	774	122	282,051	-	60	(24,917)	257,555
Development expense	5,065	21,405	3,121	15	4,335	16	177	34,134
Depreciation and amortization	6,969	1,132	88	15,491	331	114	15,372	39,497
Other operating expenses	1,130,122	113,672	19,556	60,480	22,749	15,322	75,891	1,437,792
Impairment of owned communities, land parcels, goodwill and intangibles	121,553	5,870	6,350	15,871	-	-	-	149,644
Income (loss) from operations	(73,203)	(115,428)	(26,934)	(33,074)	5,388	(4,408)	(99,989)	(347,648)
Interest income	825	425	836	289	621	265	3,006	6,267
Interest expense	(287)	(1,260)	(366)	(4,471)	-	(94)	(231)	(6,709)
Foreign exchange gain/(loss)	-	(9,796)	-	(4,399)	(3,075)	2,620	-	(14,650)
Sunrise's share of losses and return on investment in unconsolidated communities	-	-	(13,816)	-	-	-	(30)	(13,846)
Income (loss) before income taxes, discontinued operations, and noncontrolling interests	(72,282)	(112,091)	(39,996)	(40,670)	2,936	(2,218)	(109,406)	(373,727)
Investments in unconsolidated communities	-	-	66,852	-	-	-	-	66,852
Goodwill	-	-	-	-	-	-	39,025	39,025
Segment assets	192,079	184,786	80,836	422,980	21,929	152,094	326,853	1,381,557
Expenditures for long-lived assets	-	137,449	-	16,723	19,270	103	-	173,545
Deferred gains on the sale of real estate and deferred revenue	-	26,291	-	-	-	-	62,415	88,706

The following table summarizes our portfolio of operating communities at December 31, 2009, 2008 and 2007:

	As of December 31,			Percent Change	
	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
Total communities					
Consolidated	47	62	61	-24.2%	1.6%
Variable Interest Entities	1	10	1	N/A	N/A
Unconsolidated	201	203	199	-1.0%	2.0%
Managed	135	160	174	-15.6%	-8.0%
Total	384	435	435	-11.7%	0.0%
Unit capacity	40,353	49,851	49,479	-19.1%	0.8%

Adjusted Income (Loss) from Ongoing Operations

Adjusted income (loss) from ongoing operations is a measure of operating performance that is not calculated in accordance with U.S. generally accepted accounting principles and should not be considered as a substitute for income/loss from operations or net income/loss. Adjusted income from ongoing operations is used by management to focus on cash generated from our ongoing operations and to help management assess if adjustments to current spending decisions are needed.

The following table reconciles adjusted income (loss) from ongoing operations to loss from operations (in thousands):

	Twelve Months Ended December 31,		
	2009	2008	2007
Loss from operations	$ (132,019)	$ (347,648)	$ (200,123)
Non-cash expenses:			
Depreciation and amortization	46,629	39,497	42,601
Write-off of capitalized project costs	14,879	95,763	28,430
Provision for doubtful accounts	13,625	20,077	7,709
Stock compensation	2,979	3,176	7,020
Impairment of long-lived assets	31,685	149,644	7,641
Loss from operations after adjustment for non-cash expenses	(22,222)	(39,491)	(106,722)
Accounting Restatement, Special Independent Committee inquiry, SEC investigation and stockholder litigation	3,887	30,224	51,707
Restructuring costs	33,313	24,178	-
Adjusted income (loss) from ongoing operations	$ 14,978	$ 14,911	$ (55,015)

Operating Revenue

Management fees and buyout fees

2009 Compared to 2008

Management fees were $112.5 million in 2009 compared to $131.6 million in 2008, a decrease of $19.1 million, or 14.5%. This decrease was primarily comprised of:

- $7.7 million decrease related to management fees from the Fountains venture;
- $6.0 million decrease primarily due to lower occupancy;
- $5.3 million decrease as a result of terminated management contracts;

- $2.0 million decrease in incentive management fees; partially offset by
- $1.0 million increase related to international communities;
- $2.6 million increase from communities in the lease-up phase; and
- $3.2 million increase from an increase in average daily rates.

2008 Compared to 2007

Management fees were $131.6 million in 2008 compared to $122.3 million in 2007, an increase of $9.3 million, or 7.6%. This increase was primarily comprised of:

- $6.8 million increase from fees associated with existing communities of which $4.8 million is attributable to an increase in average daily rates in North America, $2.2 million is attributable to international communities and a decrease of $0.2 million due to lower occupancy;
- $2.6 million increase in management fees from 17 communities accounted for under the deposit method through July 2007 with no management fee recognition;
- $4.0 million of expense in 2007 related to a one time refund pursuant to an agreement with a venture partner;
- $1.4 million increase of fees from communities in the lease-up phase; partially offset by
- $2.4 million decrease from terminated management contracts; and
- $1.9 million decrease in incentive management fees.

Resident fees for consolidated communities

2009 Compared to 2008

Resident fees for consolidated communities were $350.3 million in 2009 compared to $341.0 million in 2008, an increase of $9.3 million, or 2.7%. This increase was primarily comprised of:

- $7.8 million from the addition of three consolidated Canadian communities and one domestic community;
- $5.1 million from increases in average daily rates; partially offset by a
- $3.6 million decrease due to lower occupancy.

2008 Compared to 2007

Resident fees for consolidated communities were $341.0 million in 2008 compared to $323.0 million in 2007, an increase of $18.0 million, or 5.6%. This increase was primarily comprised of:

- $21.4 million from existing consolidated communities primarily resulting from increases in average daily rates;
- $1.8 million from the addition of three consolidated Canadian communities that were opened during 2008; partially offset by a
- $5.2 million decrease from two communities previously accounted for under the financing method of accounting in 2007.

Ancillary fees

(In millions)	2009	2008	2007
New York Health Care Services	$ 38.5	$ 35.3	$ 30.6
Fountains Health Care Services	5.1	5.5	5.9
International Health Care Services	1.8	1.7	6.1
At Home	-	-	8.5
	$ 45.4	$ 42.5	$ 51.1

Professional fees from development, marketing and other

Professional fees from development, marketing and other were as follows:

(In millions)	2009	2008	2007
North America	$ 7.2	$ 26.1	$ 8.2
International	6.0	18.3	21.3
	$ 13.2	$ 44.4	$ 29.5

2009 Compared to 2008

The $31.2 million decrease in professional fees in 2009 compared to 2008 was comprised primarily of a $16.3 million decrease in North American development fees due to final completion stages of projects for whom the majority of the revenue had been recognized previously and $2.6 million in design fees. Internationally, development fees decreased $12.3 million due to two less projects in 2009 compared to 2008 and $1.1 million decrease in guarantee fees due to no projects in 2009 earning guarantee fees.

2008 Compared to 2007

The $14.9 million increase in professional fees in 2008 compared to 2007 was comprised primarily of a $17.9 million increase in North American development fees due to the net increase of nine communities under development in North America for which we were earning professional fees, from five communities in 2007 to 14 communities in 2008. For International, development fees decreased $1.8 million due to four less projects in 2008 compared to 2007 and a $1.2 million decrease in guarantee fees due to earning fees on two less projects in 2007 compared to 2008.

Reimbursed costs incurred on behalf of managed communities

2009 Compared to 2008

Reimbursed costs incurred on behalf of managed communities were $942.8 million in 2009 compared to $1,011.4 million in 2008. The decrease of 6.8% was due primarily to 47 fewer communities in 2009 than 2008.

2008 Compared to 2007

Reimbursed costs incurred on behalf of managed communities were $1,011.4 million in 2008 compared to $956.0 million in 2007. The change of 5.8% was due primarily to more communities managed in 2008 than 2007 (before the consolidation of Germany and the termination of 11 communities at the end of November 2008).

<u>***Operating Expenses***</u>

Community expense for consolidated communities

2009 Compared to 2008

Community expense for consolidated communities was $268.3 million in 2009 compared to $257.6 million in 2008, an increase of $10.7 million, or 4.2%. This increase was primarily comprised of:

- $7.2 million from the addition of three Canadian communities and one domestic community;
- $2.1 million from existing communities due to increased labor costs partially offset by reductions in food and repairs and maintenance; and
- $2.6 million from an insurance credit in 2008.

2008 Compared to 2007

Community expense for consolidated communities was $257.6 million in 2008 compared to $231.8 million in 2007, an increase of $25.8 million, or 11.1%. This increase was primarily comprised of:

- $19.6 million from existing communities resulting primarily from increased labor, utility, and repairs and maintenance costs; and
- $4.0 million from the addition of three Canadian communities that were opened during 2008.

Community lease expense

2009 Compared to 2008

Community lease expense decreased $0.5 million primarily related to a decrease in contingent rent for two communities.

2008 Compared to 2007

Community lease expense decreased $2.5 million or 4.0% primarily due to a decrease in contingent rent of $2.9 million partially offset by a $0.6 million increase in base rent in one community. In 2008, contingent rent was $5.3 million compared to $8.2 million in 2007.

Depreciation and amortization

Depreciation and amortization expense by segment was as follows:

(in thousands)	2009	2008	2007
North America	$ 44,586	$ 38,201	$ 41,715
International	2,043	1,296	886
	$ 46,629	$ 39,497	$ 42,601

2009 Compared to 2008

The increase in depreciation and amortization expense of $7.1 million was primarily comprised of $5.2 million additional amortization expense related to the change in the estimated lives of management contracts and $1.2 million of incremental depreciation related to four new communities.

2008 Compared to 2007

The decrease in depreciation and amortization expense of $3.1 million was primarily comprised of decreases related to $6.1 million of depreciation recorded in 2007 relating to assets accounted for under the deposit method and $1.2 million related to the termination and write-off of certain development and management contracts in 2007 partially offset by an increase in depreciation expense of $3.7 million for assets placed in service and consolidated in 2008.

Ancillary expenses

(In millions)		2009		2008		2007
New York Health Care Services	$	35.8	$	33.3	$	32.7
Fountains Health Care Services		4.8		5.1		5.7
International Health Care Services		1.9		1.8		6.1
At Home		-		-		8.8
	$	42.5	$	40.2	$	53.3

General and administrative

2009 Compared to 2008

General and administrative expense was $119.9 million in 2009 compared to $157.5 million in 2008, a decrease of $37.6 million, or 23.9%. This decrease is primarily due to:

- $11.6 million decrease in salaries and bonus as a result of our cost reduction program;
- $17.0 million decrease in general corporate expenses including information technology costs, training and education and temporary help;
- $4.4 million decrease in travel;
- $7.2 million decrease in bonus expense related to one of our ventures;
- $1.5 million decrease related to an employee litigation settlement in 2008;
- $1.2 million decrease due to a 2008 penalty related to one of our communities; partially offset by
- $5.1 million increase in executive deferred compensation costs.

2008 Compared to 2007

General and administrative expense was $157.5 million in 2008 compared to $183.5 million in 2007, a decrease of $26.0 million, or 14.2%. This decrease was primarily the result of a $19.2 million decrease in bonus expense related to our first U.K. venture.

Development expense

2009 Compared to 2008

Development expense was $12.5 million in 2009 compared to $34.1 million in 2008, a decrease of $21.6 million, or 63.4%. This decrease, related to the reduction of development activity, was primarily comprised of:

- $11.2 million decrease in development labor costs; and
- $10.5 million decrease in development related expenses including travel, insurance, professional fees, legal, telecommunication, and other costs.

2008 Compared to 2007

Development expense was $34.1 million in 2008 compared to $35.1 million in 2007, a decrease of $1.0 million, or 2.7%. This decrease was primarily comprised of:

- $7.1 million increase in development labor costs and other expenses; offset by

- $8.1 million decrease in project costs that were not capitalized as the projects were not considered probable.

Write-off of capitalized project costs

The write-off of capitalized project costs was $14.9 million in 2009, $95.8 million in 2008 and $28.4 million in 2007. In 2009, we had one significant project write-off of $11.0 million. In 2008, we suspended the development of three condominium projects and we wrote off $27.7 million of development costs. Also, based on our decision to decrease our development pipeline, we wrote off approximately $68.1 million of costs related to 215 development projects we discontinued during 2008. The development project write-offs in 2007 primarily relate to the $21.0 million write-off of capitalized development costs for four senior living condominium projects we discontinued due to adverse economic conditions.

Accounting Restatement, Special Independent Committee Inquiry, SEC investigation and pending stockholder litigation

We incurred legal and accounting fees of approximately $3.9 million in 2009, $30.2 million in 2008 and $51.7 million in 2007 related to the accounting review, the Special Independent Committee Inquiry, the SEC investigation and responding to various shareholder actions. The Special Independent Committee activities and the accounting restatement were completed during the first quarter of 2008; however, we continue to incur legal fees and related expenses in connection with the SEC investigation and stockholder litigation.

Restructuring cost

Costs associated with our 2009 and 2008 restructuring plans were $33.3 million in 2009 and $24.2 million in 2008. During 2009 and 2008, we initiated a plan to reduce our general and administrative expense, development and venture support head count and certain non-payroll costs. We have eliminated 336 positions in overhead and development, primarily in our McLean, Virginia headquarters. It is our intention to continue to reduce costs in 2010.

Provision for doubtful accounts

2009 Compared to 2008

The provision for doubtful accounts decreased $6.5 million during 2009 compared to 2008 primarily due to a reserve of $6.4 million for advances to a venture and a $1.6 million reserve write-off of the remaining Aston Gardens operating deficit guarantee in 2009 compared to a reserve of $14.2 million for the Fountains operating deficit guarantee loan in 2008.

2008 Compared to 2007

The provision for doubtful accounts was $20.1 million in 2008 compared to $7.7 million in 2007, an increase of $12.4 million. The increase is due primarily to reserving $14.2 million for the Fountains operating deficit guarantee loan and $0.5 million for the Aston Gardens operating deficit loan.

Loss on financial guarantees and other contracts

We recorded a loss on our financial guarantees of $2.1 million during 2009 related to construction cost overrun guarantees on a condominium project, a completion guarantee on an operating property and a settlement of operating deficit guarantees on a venture.

Loss on financial guarantees and other contracts was $5.0 million in 2008 which was comprised of approximately $2.6 million in construction cost overrun guarantees on the condominium project discussed below and $2.4 million for income support.

Loss on financial guarantees and other contracts was $22.0 million in 2007. We recorded an additional $16.0 million loss related to operating deficit shortfalls in Germany due to changes in expected cash flows due to slower than projected lease up and an additional $6.0 million loss related to construction cost overrun guarantees on a condominium project.

Impairment of owned communities, land parcels, goodwill and intangible assets

During 2009, we recorded impairment charges of $31.7 million related to 11 land parcels, two ceased developments, one community and one condominium project.

During 2008, we recorded an impairment charge of $121.8 million related to all the goodwill for our North American business segment which resulted from our acquisition of Marriott Senior Living, Inc. in 2003 and Karrington Health, Inc. in 1999. In addition, we recorded impairment charges of $15.8 million related to two communities in the U.S. and $12.0 million related to land parcels that are no longer expected to be developed.

During 2007, we recorded impairment charges of $7.6 million related to two communities in the U.S.

Costs incurred on behalf of managed communities

Costs incurred on behalf of managed communities were $947.6 million in 2009 compared to $1,005.0 million in 2008. Costs incurred on behalf of managed communities were $956.0 million in 2007. The decrease in 2009 from 2008 of 5.7% was due primarily to 47 fewer managed communities in 2009 than 2008 and higher insurance charges in 2008. The increase in 2008 compared to 2007 was due to an increase in the number of communities managed during 2008 (before the consolidation of Germany and the termination of 11 communities at the end of November 2008) and higher costs primarily due to inflation for items such as labor, food and utilities.

Other Non-operating Income (Expense)

2009 Compared to 2008

Total other non-operating income (expense) was $0.4 million and $(28.3) million for 2009 and 2008, respectively. The decrease of $28.7 million in other non-operating expense was primarily due to:

- $4.9 million decrease in interest income;
- $3.6 million increase in interest expense due to a decrease in interest capitalized as a result of communities under construction being put into operation;
- $11.3 million decrease in net losses on our investments in auction rate securities which are classified as trading securities and carried at fair value; and
- $6.7 million for net foreign exchange gains in 2009 comprised of the $8.0 million of gain related to the Canadian dollar, $(0.6) million and $(0.7) million of loss related to the British pound and Euro, respectively, compared to $(14.6) million of net foreign exchange losses in 2008 comprised of $(14.2) million and $(3.1) million of loss related to the Canadian dollar and British pound, respectively, and $2.7 million of gain related to the Euro.

2008 Compared to 2007

Total other non-operating expense was $(28.3) million and $(1.5) million for 2008 and 2007, respectively. The increase in other non-operating expense of $26.8 million was primarily due to:

- $1.5 million increase in interest expense due to increased borrowings;
- $7.8 million unrealized loss on our investments in auction rate securities which are classified as trading securities and carried at fair value. The unrealized loss on our investments was based on an analysis of sales discounts achieved in the secondary market and management's judgment and resulted in an estimated discount of 20% from the face amount of the securities. Due to the uncertainty in the market for auction rate securities, it is reasonably likely that this assumption could change in the future. If the discount used was 10%, the unrealized loss would have been $3.9 million. If the discount used was 30%, the unrealized loss would have been $11.7 million; and
- $(14.6) million of foreign exchange losses in 2008 compared to $(2.3) million of foreign exchange losses in 2007. In 2008, the exchange loss was comprised of $(14.2) million and $(3.1) million in losses related to the Canadian dollar and to the British pound, respectively, and $2.7 million in gain related to the Euro. In 2007, exchange gains of $7.2 million related to the Canadian dollar and losses of $(3.2) million and $(6.3) million related to the British pound and Euro, respectively.

Gain on the Sale and Development of Real Estate and Equity Interests

Gain on the sale and development of real estate and equity interests fluctuates depending on the timing of dispositions of communities and the satisfaction of certain operating contingencies and guarantees. Gains in 2009, 2008 and 2007 are as follows (in millions):

	December 31,		
	2009	2008	2007
Properties accounted for under basis of performance of services	$ 10.5	$ 9.6	$ 3.6
Properties accounted for previously under financing method	-	0.5	32.8
Properties accounted for previously under deposit method	3.4	0.9	52.4
Properties accounted for under the profit-sharing method	8.9	6.7	-
Land and community sales	(0.4)	(0.9)	5.7
Condominium sales	(1.0)	1.0	-
Sales of equity interests and other sales	0.3	(0.4)	10.6
Total gains on the sale and development of real estate and equity interests	$ 21.7	$ 17.4	$ 105.1

During 2009, 2008 and 2007, we recognized pre-tax gains of approximately $12.3 million, $8.1 million and $85.2 million, respectively, related to previous sales of real estate where sale accounting was not initially achieved due to guarantees and other forms of continuing involvement. The gain was recognized in the year those guarantees were released. At December 31, 2009, there was no remaining deferred gain from previous sales of real estate where sale accounting was not achieved.

Sunrise's Share of Earnings (Losses) and Return on Investment in Unconsolidated Communities

(in millions)	December 31, 2009	2008	2007
Sunrise's share of earnings (losses) in unconsolidated communities	$ 3.7	$ (31.0)	$ 60.7
Return on investment in unconsolidated communities	10.6	33.4	71.1
Impairment of equity investments	(8.6)	(16.2)	(24.5)
Sunrise's share of earnings (losses) on investment in unconsolidated communities	$ 5.7	$ (13.8)	$ 107.3

The increase in our share of income (losses) in unconsolidated communities of $34.7 million was primarily due to our UK venture, in which we have a 20% interest, selling four communities to a venture in which we have a 10% interest. As a result of sales, the venture recorded a gain of which we recognized $19.5 million for our equity interest in the earnings. In addition, there were non-recurring losses in 2008 of $6.2 million and $4.7 million from our Fountains and Aston Gardens ventures, respectively, and operating losses from joint ventures were smaller in 2009 compared to 2008.

Our share of equity in (losses) earnings in unconsolidated communities decreased $91.7 million in 2008 from 2007 primarily due to one venture in the U.K. which had a significant transaction in 2007 whereby a venture in which we have a 20% interest sold six communities to a different U.K. venture in which we have a 10% interest. As a result of the gains on these asset sales recorded in the ventures, we recorded earnings in unconsolidated communities of approximately $75.5 million during the third quarter of 2007. The remaining difference in our share of equity in earnings is primarily the result of an increase between 2008 and 2007 of pre-opening expenses and operating losses during initial lease-up periods.

In 2009, our return on investment in unconsolidated communities was the result of operating distributions of $10.6 million from investments where the book value was zero and we had no contractual obligation or implied obligations to support the venture.

In 2008, our return on investment in unconsolidated communities was the result of the following: (1) the expiration of three contractual obligations which resulted in the recognition of $9.2 million of income from the recapitalization of three ventures; (2) receipt of $8.3 million of proceeds resulting from the refinancing of the debt of one of our ventures with eight communities; (3) the recapitalization and refinancing of debt of one venture with two communities which resulted in a return on investment of $3.3 million; and (4) distributions of $12.7 million from operations from investments where the book value is zero and we have no contractual or implied obligations to support the venture.

In 2007, our return on investment in unconsolidated communities was primarily the result of three venture recapitalizations. In one transaction, the majority owner of a venture sold their majority interest to a new third party, the debt was refinanced, and the total cash we received and the gain recognized was $53.0 million. In another transaction, in conjunction with a sale by us of a 15% equity interest which gain is recorded in "Gain on the sale and development of real estate and equity interests" and the sale of the majority equity owner's interest to a new third party, the debt was refinanced, and we received total proceeds of $4.1 million relating to our retained 20% equity interest in two ventures, which we recorded as a return on investment in unconsolidated communities.

In 2009, based on the receipt of a notice of default from the lender to a venture in which we own a 20% interest and the poor rental experience in the venture, we considered our investment to be other than temporarily impaired and wrote off the remaining equity balance of $1.1 million. We also determined the fair value of our investment in a venture in which we had a 1% interest had decreased to zero and was other than temporarily impaired, resulting in an impairment charge of $0.1 million. In addition, we wrote-down our equity investments in two of our development ventures by $7.4 million based on poor performance and defaults under the ventures' construction loan agreements.

In 2008, we wrote-down our equity investments in our Fountains and Aston Gardens ventures by $10.7 million and $4.8 million, respectively.

In 2007, we wrote-down equity investments in four unconsolidated ventures. The majority of the charge related to our investment in Aston Gardens, a venture which acquired six senior living communities in Florida in September 2006. In 2007 and into 2008, the operating results of the Aston Garden communities suffered due to adverse economic conditions in Florida for independent living communities including a decline in the real estate market. These operating results were insufficient to achieve compliance with the debt covenants for the mortgage debt for the properties. In July 2008, the venture received notice of default from the lender of $170.0 million of debt obtained by the venture at the time of the acquisition in September 2006. Later in July 2008, we received notice from our equity partner alleging a default under our management agreement as a result of receiving the notice from the lender. This debt was non-recourse to us, except for monthly principal payments during the term of the debt. Based on our assessment, we determined that our investment was impaired and as a result, we recorded a pre-tax impairment charge of approximately $21.6 million in the fourth quarter of 2007.

(Loss) Income from Investments Accounted for Under the Profit Sharing Method

(Loss) income from investments accounted for under the profit sharing method was as follows:

	December 31,		
	2009	2008	2007
Revenue	$ 14,219	$ 16,635	$ 23,791
Operating expenses	(18,849)	(11,459)	(15,301)
Interest expense	(6,195)	(597)	(2,149)
Impairment loss	(1,146)	-	-
(Loss) income from operations before depreciation	(11,971)	4,579	6,341
Depreciation expense	1,489	-	-
Distributions to other investors	(2,326)	(5,908)	(6,319)
(Loss) income from investments accounted for under the profit-sharing method	$ (12,808)	$ (1,329)	$ 22

We currently apply the profit-sharing method to two transactions that occurred in 2006 where we sold a majority interest in two separate entities related to a partially developed condominium project as we provided guarantees to support the operations of the entities for an extended period of time.

Benefit from (Provision for) Income Taxes

The benefit from (provision for) income taxes was $3.9 million, $47.1 million and $(13.3) million in 2009, 2008 and 2007, respectively. Our effective tax benefit (provision) rate was 3.3%, 12.6% and (122.8)% in 2009, 2008 and 2007, respectively. At December 31, 2009 and 2008, our net deferred tax liabilities were zero and $2.8 million, respectively, and at December 31, 2009 and 2008, we had a total valuation allowance against deferred tax assets of $167.2 million and $138.8 million, respectively. The effective tax rate in 2008 is significantly impacted by the increase in the valuation allowance as of December 31, 2008 as we determined that as of the end of 2008, we are no longer able to conclude that it is more likely than not that net deferred tax assets will be realized. In 2009 and 2008, the effective tax rate was significantly impacted by the write-off of goodwill that was partially non-deductible for tax purposes.

Discontinued Operations

Discontinued operations consists of our German communities which we are marketing for sale, our Greystone subsidiary sold in 2009, 22 communities sold in 2009, one community closed in 2009, our Trinity subsidiary which ceased operations in 2008 and two communities which were sold in 2008, and for which we have no continuing involvement.

The following amounts related to those communities and businesses have been segregated from continuing operations and reported as discontinued operations.

	For the Years Ended December 31,		
(In thousands)	2009	2008	2007
Revenue	$ 107,644	$ 170,430	$ 170,530
Expenses	(113,644)	(231,834)	(208,884)
Impairments	(72,524)	(18,748)	(56,729)
Other (expense) income	(15,871)	(15,900)	231
Gain on sale of real estate	74,124	1,094	-
Income taxes	-	(427)	24,340
Extraordinary loss, net of tax	-	(22,131)	-
Loss from discontinued operations	$ (20,271)	$ (117,516)	$ (70,512)

Due to the valuation allowance on net deferred tax assets, no benefit for income taxes was allocated to discontinued operations for 2009.

Germany's loss, included in discontinued operations, was $81.1 million for 2009 which included an impairment charge of $49.9 million. Greystone's income includes $23.7 million of gain related to its sale.

In addition, in 2009, we sold 21 non-core assisted living communities, located in 11 states, to Brookdale Senior Living, Inc. for an aggregate purchase price of $204 million. At closing, we received approximately $59.6 million in net proceeds after we paid or the purchaser assumed approximately $134.1 million of mortgage loans, the posting of required escrows, various prorations and adjustments, and payments of expenses by us, generating a gain of $48.9 million. This gain was after a reduction of $5.0 million related to potential future indemnification obligations which expire in November 2010.

In order to resolve and settle the claims among us and Trinity's prior owners, in June 2009, we entered into a settlement agreement with the former majority stockholders of Trinity, which, among other matters, provides for the release and discharge of all claims and causes of action between the parties to the settlement agreement. In consideration of the settlement agreement, the former majority stockholders of Trinity paid us an aggregate amount of approximately $9.8 million. The parties to the settlement agreement also agreed to cooperate to achieve voluntary dismissal of certain litigation matters. In exchange for the consideration, we and the former majority stockholders of Trinity have reciprocally released each other from any and all claims that each such parties had against other such parties relating to any matters through the date of the settlement agreement.

We had previously recorded a receivable of $2.7 million from the former stockholders of Trinity for various liabilities relating to events occurring prior to our purchase of Trinity. Accordingly, $2.7 million of the proceeds were applied against the receivable and the remaining amount of $7.1 million has been recorded as income from discontinued operations.

Segment Analysis - 2009 Compared to 2008

Overview

Effective in 2009, we changed our operating segments. In 2008, we reported four operating segments: domestic operations, international operations (Canada and the United Kingdom), Germany and Greystone. We now have six operating segments for which operating results are regularly reviewed by our chief operating decision makers. We continue to evaluate our business and our presentation of the various segments that comprise our business. Accordingly, in the future we may change and/or refine our operating segments to present meaningful information to our chief operating decision makers.

The following analysis compares the 2009 operating results of our segments to the 2008 operating results. Due to the changes to our segments in 2009, a comparison to 2007 results by segment was not practical. Refer to Note 18 for additional information on our segments.

North American Management

Revenue within the North American Management segment is comprised of management fees, resident fees from our New York Dignity and Fountains Home Health operations and reimbursed costs incurred on behalf of managed communities. Revenue was $1,106.0 million in 2009 compared to $1,190.0 million in 2008, a decrease of $84.0 million or 7.1%. Management fees decreased $22.0 million due to the termination of management contracts, lower occupancy and management fees related to the Fountains venture. Reimbursed costs incurred on behalf of the managed communities decreased $64.5 million due to significantly fewer communities in 2009 than 2008.

Operating expense within the North American Management segment is comprised of costs to operate the management company, community expense to operate the New York Dignity and Fountains Home Health operations and costs incurred on behalf of managed communities. Operating expense was $1,072.9 million in 2009 compared to $1,263.2 million in 2008, a decrease of $190.3 million or 15.1%. The decrease was primarily due to the impairment charge of $121.6 million related to all the goodwill from the acquisition of Marriott Senior Living, Inc. in 2003 and Karrington Health, Inc. in 1999. In addition, general and administrative costs decreased $20.9 million and costs incurred on behalf of managed communities decreased $57.2 million from 2008 due to significantly fewer communities in 2009 than 2008.

Overall, income before benefit from income taxes and discontinued operations in 2009 was $37.1 million, an increase of $109.4 million from the prior year. However, although favorable, the 2009 income from operations does not reflect unallocated expenses that reside in our unallocated corporate and eliminations segment, which reported a loss from operations of $79.8 million in 2009.

North American Development

Revenue within the North American Development segment is comprised of professional fees from development, marketing and other. Revenue was $6.6 million in 2009 compared to $27.4 million in 2008, a decrease of $20.8 million or 75.9%. The decrease was due to the wind down of development activity in North America during 2009.

Operating expense within the North American Development segment is comprised of costs to develop Sunrise communities. Operating expense was $65.7 million in 2009 compared to $142.9 million in 2008, a decrease of $77.2 million or 54.0%. The decrease was primarily due to write-off of capitalized projects costs. The write-off of North American capitalized projects was $15.4 million in 2009 compared to $97.6 million in 2008 resulting in an $82.2 million decrease. Our development expense decreased $12.1 million in 2009 due to decreased development activity. These decreases were offset by an increase of $23.0 million in impairment of land parcels.

Loss before benefit from income taxes and discontinued operations in 2009 was $53.7 million, a decrease of $58.4 million from the prior year for reasons described above.

Equity Method Investments

Equity Method Investments revenue consists primarily of transaction fees earned in the United Kingdom related to joint venture capital transactions. Revenue was $2.2 million in 2009 compared to $2.3 million in 2008, a decrease of $0.1 million or 4.3%. Revenue remained relatively unchanged.

Equity Method Investments expenses consists primarily of operating expenses associated with our ventures. Operating expense was $7.0 million in 2009 compared to $29.2 million in 2008, a decrease of $22.2 million or 76.0%. Other operating expenses were $6.3 million in 2009 compared to $19.6 million in 2008. The primary reasons for the decrease of $13.3 million were a decrease of $7.2 million in bonus expense related to our UK venture and a $3.3 million decrease in salaries and restructuring costs related to our cost reduction program. Impairment expense decreased $6.4 million due the impairment of land in 2008.

Sunrise's share of earnings (losses) and return on investment in unconsolidated communities was ($13.8) million in 2008 and $5.7 million in 2009, an increase of $19.5 million. Refer to *Sunrise's Share of Earnings (Losses) and Return on Investment in Unconsolidated Communities* for a detailed discussion of this increase.

Income before benefit from income taxes and discontinued operations in 2009 was $1.1 million, an increase of $41.1 million for reasons discussed above.

Consolidated (Wholly Owned/Leased)

Revenue within the Consolidated (Wholly Owned/Leased) segment is comprised of resident fees. Revenue was $350.1 million in 2009 compared to $340.8 million in 2008, an increase of $9.3 million or 2.7%. The increase was due to the addition of three Canadian communities and one domestic community during 2008 and an increase in the average daily rate. The increase was partially offset by a decrease due to lower occupancy.

Operating expense within the Consolidated (Wholly Owned/Leased) segment is comprised of costs to operate our communities. Operating expense was $369.7 million in 2009 compared to $373.9 million in 2008, a decrease of $4.2 million or 1.1%. Community expense increased $5.7 million in 2009 due to the opening of four additional communities during 2008 and increased labor costs partially offset by reductions in food and repairs and maintenance. The increase was offset by a decrease in impairment expense of $12.9 million.

Loss before benefit from income taxes and discontinued operations in 2009 was ($16.7) million, a decrease of $24.0 million from the prior year. The change was primarily due to a decrease of $13.5 million in the income from operations discussed above and a decrease of $12.4 million in foreign exchange gains related to our Canadian communities.

United Kingdom

United Kingdom operating revenue consists of management fees, professional fees from development, marketing and other and reimbursed costs incurred on behalf of managed communities. Operating revenue was $27.6 million in 2009 compared to $32.8 million in 2008. The decrease of $5.2 million was primarily due to a $12.1 million decrease in professional fees from development, marketing and other as we wound down development in the United Kingdom during 2009. This decrease was offset by an increase in management fees and reimbursed costs incurred on behalf of managed communities of $6.8 million due to the opening of seven communities in 2009 and the continued lease up of communities that opened in 2008.

United Kingdom operating expenses consist primarily of development expense and other operating expenses. Development expense was $1.7 million in 2009 compared to $4.3 million in 2008. This decrease of $2.6 million was due to the winding down of development activity during 2009. Other operating expenses increased $2.3 million to $25.0 million in 2009 from $22.7 million in 2008 primarily due to an increase in costs incurred on behalf of managed communities due to the opening of seven communities in 2009 and the continued lease up of communities that opened in 2008.

Overall, loss before benefit from income taxes and discontinued operations in 2009 was ($0.9) million, a decrease of $3.8 million from the prior year for reasons discussed above.

German Management Company

German Management Company operating revenue consists of management fees in 2009 and management fees and reimbursed costs incurred on behalf of managed communities in 2008. Operating revenue was $1.7 million in 2009 compared to $11.1 million in 2008. The decrease in revenues of $9.4 million was primarily the result of consolidating the German communities in 2009 and no longer recognizing reimbursed costs incurred on behalf of managed communities in this line item.

German Management Company operating expenses consist primarily of other operating expenses. Operating expenses were $5.1 million in 2009 compared to $15.5 million in 2008. The decrease of $10.4 million was primarily the result of consolidating the German communities in 2009 and no longer recognizing costs incurred on behalf of managed communities and downsizing the German Management Company due to the decision to discontinue operations in Germany.

Loss before benefit from income taxes and discontinued operations in 2009 was ($4.1) million, an increase of $1.9 million from the prior year. The change was primarily due to an increase of $1.0 million in the income from operations discussed above and a decrease of $3.2 million in foreign exchange gains.

Unallocated Corporate and Eliminations

Revenue within the Unallocated Corporate and Eliminations segment is comprised of the elimination of the Wholly Owned/Leased management and design fees. Revenue was ($30.1) million in 2009 compared to ($33.5) million in 2008, a decrease of $3.4 million or 10.1%. The decrease is due to lower occupancy and minimal design fees in 2009.

Operating expense within the Unallocated Corporate and Eliminations segment is comprised of overhead costs not directly attributable to an operating segment, elimination of the Wholly Owned/Leased management fee expense and the costs from our insurance entities. Operating expense was $48.7 million in 2009 compared to $66.5 million in 2008, a decrease of $17.8 million or 26.8%. General and administrative decreased $32.1 million in 2009 primarily due to a reduction in salaries, professional and legal fees. The decrease was partially offset by an increase of $19.0 million in restructuring costs associated with our plan to reduce overhead costs.

Overall, the loss before benefit from income taxes and discontinued operations in 2009 was ($79.8) million, a decrease of $29.6 million from the prior year due to the changes in income from operations discussed above.

Liquidity and Capital Resources

Overview

We had $39.3 million and $29.5 million of unrestricted cash and cash equivalents at December 31, 2009 and December 31, 2008, respectively. Since January 1, 2009, we have had no borrowing availability under the Bank Credit Facility. As a result, during 2009, we have financed our operations primarily with cash generated from operations and sales of assets, including the sale of our Greystone subsidiary, the sale of our Aston Gardens equity interest and the sale of 21 communities.

In 2010, we intend to sell (i) our German communities, (ii) the liquidating trust assets and, at our discretion, (iii) certain communities and land parcels, of which any net sales proceeds on the disposition of these assets would be split equally between us, the mortgage holder and the lenders under the Bank Credit Facility.

Additional financing resources will be required to refinance existing indebtedness that comes due within the next 12 months. We have undertaken efforts to reduce expenses and preserve liquidity including; (i) significantly reducing operating costs; (ii) seeking to restructure the terms of our indebtedness including extension of scheduled maturity dates; and (iii) pursuing sales of selected assets. No assurance can be given that we will be successful in achieving any of these efforts.

As of December 31, 2009, we have no projects under development and we do not currently have plans to commence any new projects. We will reconsider future development when market conditions stabilize and the cost of capital for development projects is in line with projected returns.

Debt and Bank Credit Facility

Debt

At December 31, 2009, we had $440.2 million of outstanding debt as follows (in thousands):

	December 31, 2009	December 31, 2008
Community mortgages	$ 112,660	$ 241,851
German communities (1)	198,680	185,901
Bank Credit Facility	33,728	95,000
Land loans	33,327	37,407
Other	25,557	30,655
Variable interest entity	23,225	23,905
Margin loan (auction rate securities)	13,042	21,412
	$ 440,219	$ 636,131

(1) The face amount of the debt related to the German communities was $215.2 million at December 31, 2009. Excludes $10.5 million of accrued interest on the German debt as of December 31, 2009 which is reflected in Liabilities associated with German assets held for sale on our consolidated balance sheet.

Principal maturities of debt at December 31, 2009 are as follows (in thousands):

	Bank Credit Facility	Mortgages, Wholly-Owned Properties	Land Loans	Variable Interest Entity Debt	Germany Venture Debt	Other	Total
Past due	$ -	$ 1,398	$ 27,107	$ 1,365	$ 1,723	$ -	$ 31,593
2010	33,728	76,278	6,220	715	71,655	38,599	227,195
2011	-	34,984	-	740	95,590	-	131,314
2012	-	-	-	775	29,712	-	30,487
2013	-	-	-	810	-	-	810
2014	-	-	-	840	-	-	840
Thereafter	-	-	-	17,980	-	-	17,980
	$ 33,728	$ 112,660	$ 33,327	$ 23,225	$ 198,680	$ 38,599	$ 440,219

Along with contractual maturities due in 2010, debt that is in default is also reflected in current portion of long term debt.

Debt that is in default at December 31, 2009 consists of the following (in thousands):

	December 31, 2009
German communities	$ 198,680
Community mortgages	36,382
Variable interest entity	23,225
Land loans	33,327
Other	25,557
	$ 317,171

The German debt is in default as we stopped making principal and interest payments in 2009. The remaining debt is in default as we have failed to comply with various financial covenants. On February 12, 2010, we extended $56.9 million of debt that was either past due or in default at December 31, 2009. The debt is associated with an operating community and two land parcels. In connection with the extension we (i) made a $5.0 million principal payment at closing; (ii) extended the terms of the debt to no earlier than December 2, 2010; (iii) provided for an additional $5.0 million principal payment on or before July 31, 2010; and, among other items, (iv) defaults under the loan agreements were waived by the lenders. We are working with our lenders to either re-schedule certain of these obligations or obtain waivers.

For debt that is not in default, we have scheduled debt maturities as of December 31, 2009 as follows (in thousands):

	1st Qtr. 2010	2nd Qtr. 2010	3rd Qtr. 2010	4th Qtr. 2010	Thereafter	Total
Bank Credit Facility	$ -	$ -	$ -	$ 33,728	$ -	$ 33,728
Community mortgages	-	41,773	-	34,505	-	76,278
Margin loan (auction rate securities)	-	-	-	13,042	-	13,042
	$ -	$ 41,773	$ -	$ 81,275	$ -	$ 123,048

Germany Venture

We own nine communities (two of which have been closed) in Germany. The debt related to these communities has partial recourse to us as the debt for four of the communities of €50.0 million ($72.0 million at December 31, 2009), has a stipulated release price for each community. With respect to the remaining five communities, we have provided guarantees to the lenders for the payment of the monthly interest payments and principal amortization and operating shortfalls until the maturity dates of the loans. As a result of the violation of a covenant in one of the loan documents, one of the lenders has asserted that we are effectively obligated to repay a portion of the principal at this time. However, in connection with the German debt restructuring, we have settled with this lender. The face amount of the total debt related to the German communities, excluding accrued but unpaid interest, at December 31, 2009 is $215.2 million. We also had accrued interest of $10.5 million and $0.6 million at December 31, 2009 and 2008, respectively, related to this debt.

At the beginning of 2009, we informed the lenders to our German communities and the Hoesel land, an undeveloped land parcel, that our German subsidiary was suspending payment of principal and interest on all loans for our German communities and that we would seek a comprehensive restructuring of the loans and our operating deficit guarantees. As a result of the failure to make payments of principal and interest on the loans for our German communities, we are in default of the loan agreements. We have entered into standstill agreements with the lenders pursuant to which the lenders have agreed not to foreclose on the communities that are collateral for their loans. The standstill agreements stipulate that neither party will commence or prosecute any action or proceeding to enforce their demand for payment by us pursuant to our operating deficit agreements until the earliest of the occurrence of certain other events relating to the loans.

In late 2009, we entered into a restructuring agreement, in the form of a binding term sheet, with three of our lenders ("electing lenders") to seven of the nine communities, to settle and compromise their claims against us, including under operating deficit and principal repayment guarantees provided by us in support of our German subsidiaries. These three lenders contended that these claims had an aggregate value of approximately $131.1 million. The binding term sheet contemplates that, on or before the first anniversary of the execution of definitive documentation for the restructuring, certain other of our identified lenders may elect to participate in the restructuring with respect to their asserted claims. The claims being settled by the three lenders represent approximately 83.5 percent of the aggregate amount of claims asserted by the lenders that may elect to participate in the restructuring transaction.

The restructuring agreement provides that the electing lenders will release and discharge us from certain claims they may have against us. We have issued to the electing lenders 4.2 million shares of our common stock, their pro rata share of up to 5 million shares of our common stock. The fair value of the 4.2 million shares at the time of issuance was $11.1 million. This amount is reflected as a deposit on our consolidated balance sheets until such time as all consideration is exchanged upon the execution of the definitive documentation. In addition, we will grant mortgages for the benefit of all electing lenders on the liquidating trust. Following the first execution of the definitive documentation for the restructuring, we will continue to pursue the sale of the mortgaged properties and distribute the net sale proceeds to the electing lenders.

We have guaranteed that, within 30 months of the first execution of the definitive documentation for the restructuring, the electing lenders will receive a minimum of $58.3 million from the net proceeds of the sale of the liquidating trust, which equals 80 percent of the most recent aggregate appraised value of these properties. If the electing lenders do not receive at least $58.3 million by such date, we will make payment to cover any shortfall or, at such lenders' option, convey to them the remaining unsold properties in satisfaction of our remaining obligation to the minimum payments.

In addition, we have been marketing for sale the German assisted living communities subject to loan agreements with the electing lenders and will remain responsible for all costs of operating, preserving and maintaining these communities until the earlier of either their sale or December 31, 2010. In 2009, we engaged a broker to assist in the sale of the nine German communities and at that time, classified the German assets as held for sale. As the book value of the majority of the assets was in excess of their fair value less estimated costs to sell, we recorded a charge of $49.9 million in 2009 which is included in discontinued operations.

The closing of the transaction, including the execution of the definitive documentation, the release of claims and the issuance of Sunrise common stock, was conditioned upon receipt of consent for the transaction from Bank of America, N.A., as the administrative agent under our Bank Credit Facility, which consent was received. In accordance with the binding term sheet, definitive documentation was to be executed as soon as reasonably possible (but no later than 40 days) after the receipt of such required consent. In December 2009, we extended the execution of the definitive documentation to allow the parties additional time to complete the definitive documentation. We expect to complete this process by the end of February 2010.

At December 31, 2009, we continue to be liable under operating deficit and repayment guarantees for two communities which are not part of the restructuring. In addition, we were liable for a principal repayment guarantee for the Hoesel land parcel which was not part of the restructuring agreement. The Hoesel land parcel was sold and the liability was released in early 2010. We expect to recognize a gain of $0.7 million on the sale in 2010.

Mortgage Financing

In 2008, 16 of our wholly owned subsidiaries incurred mortgage indebtedness in the aggregate principal amount of approximately $106.7 million from Capmark Bank ("Capmark") as lender and servicer pursuant to 16 separate cross-collateralized, cross-defaulted mortgage loans. Shortly after the closing, Capmark assigned the mortgage loans to Fannie Mae. Variable monthly interest payments were in an amount equal to (i) one third (1/3) of the "Discount" (which was the difference between the loan amount and the price at which Fannie Mae was able to sell its three-month, rolling discount mortgage backed securities) plus (ii) 227 basis points (2.27%) times the outstanding loan amount divided by twelve (12).

In connection with the mortgage loans, we entered into interest rate protection agreements that provided for payments to us in the event the LIBOR rate exceeded 5.6145%. These loans and interest rate protection agreements were either assigned to the buyer of 15 of the 16 communities in 2009 or paid off in connection with that closing.

Also in 2009, mortgage loans of $32.2 million were either assigned to the purchaser or repaid in conjunction with the sale of the underlying assets.

Bank Credit Facility

In 2009, we entered into various amendments to our Bank Credit Facility. These amendments, among other things:

- extended the maturity date to December 2, 2010;
- removed all existing financial covenants other than the minimum liquidity covenant;
- renewed existing letters of credit;
- modified the minimum liquidity covenant to not less than $10.0 million of unrestricted cash on hand the last day of the month;
- modified the restriction on the disposal of assets to include disposition of certain assets as long as 50% of the net sale proceeds are allocated to the lenders; and
- permanently reduced the commitment after future principal repayments or cancellation of letters of credit.

Total amendment fees paid were $1.4 million. Principal payments of $61.3 million were made during 2009 in accordance with these amendments. In addition, $20.0 million was placed into a collateral account for the benefit of other creditors from the proceeds of the sale of 21 communities. $6.2 million of cash was used to satisfy the obligations of other creditors and $13.8 million remains in the collateral account at December 31, 2009. This amount is included in restricted cash in the consolidated balance sheets.

We have no borrowing availability under the Bank Credit Facility. We have $19.4 million of letters of credit outstanding under the Bank Credit Facility at December 31, 2009.

Other Debt

Sunrise ventures have total debt of $3.7 billion with near-term scheduled debt maturities of $0.3 billion in 2010. Of this $3.7 billion of debt, there is long-term debt that is in default of $0.7 billion. The debt in the ventures is non-recourse to us with respect to principal payment guarantees and we and our venture partners are working with the venture lenders to obtain covenant waivers and to extend the maturity dates. In certain cases, we have provided operating deficit and completion guarantees to the lenders or ventures. We have operating deficit or completion guarantee agreements with respect to ventures in which we are obligated for total debt of $1.1 billion or 30% of the total venture debt. Under the operating deficit agreements, we are obligated to pay operating shortfalls, if any, with respect to these ventures. Any such payments could include amounts arising in part from the venture's obligations for monthly principal and interest on the venture debt. We do not believe that these operating deficit agreements would obligate us to make payments of principal and interest on such venture debt that might become due as a result of acceleration of such indebtedness. We have minority non-controlling interests in these ventures.

Certain of these ventures have financial covenants that are based on the consolidated results of Sunrise. In all such instances, the construction loans or permanent financing provided by financial institutions is secured by a mortgage or deed of trust on the financed community. These events of default could allow the financial institutions who have extended credit to seek acceleration of the loans.

Guarantees

We have provided project completion guarantees to venture lenders and the venture itself, operating deficit guarantees to the venture lenders whereby after depletion of established reserves we guarantee the payment of the lender's monthly principal and interest during the term of the guarantee and guarantees to ventures to fund operating shortfalls. The terms of the guarantees match the term of the underlying venture debt and generally range from three to five years, to the extent we are able to refinance the venture debt. Fundings under the operating deficit guarantees and debt repayment guarantees are generally recoverable either out of future cash flows of the venture or from proceeds of the sale of communities. We have no projects under construction at December 31, 2009.

The maximum potential amount of future fundings for outstanding guarantees, the carrying amount of the liability for expected future fundings at December 31, 2009 and fundings during 2009 are as follows (in thousands):

Guarantee Type	Maximum Potential Amount of Future Fundings	ASC Guarantee Topic Liability for Future Fundings at December 31, 2009	ASC Contingencies Topic Liability for Future Fundings at December 31, 2009	Total Liability for Future Fundings at December 31, 2009	Fundings from January 1, 2009 through December 31, 2009
Operating deficit	Uncapped	$ 323	$ 500	$ 823	$ -
Other	-	-	-	-	125
Total		$ 323	$ 500	$ 823	$ 125

Senior Living Condominium Project

In conjunction with the sale of a majority interest in one condominium venture and one assisted living venture discussed in Note 6, we are obligated to fund operating shortfalls. The weak economy in the Washington, D.C. area has resulted in lower condominium sales than forecasted and we have funded $3.5 million under the guarantees through December 31, 2009. In addition, we are required to fund marketing costs associated with the sale of the condominiums which we estimate will total approximately $7.5 million by the time the remaining inventory of condominiums are sold.

In July 2009, the lender alleged that an event of default had occurred. The event of default was related to providing certain financial information for the venture that the lender had previously requested. In October 2009, we received a notice of default related to the nonpayment of interest. We are in discussions with the lender on these matters.

Agreements with Marriott International, Inc.

Our agreements with Marriott International, Inc. ("Marriott"), which related to our purchase of Marriott Senior Living Services, Inc. in 2003, provide that Marriott has the right to demand that we provide cash collateral security for Assignee Reimbursement Obligations, as defined in the agreements, in the event that our implied debt rating is not at least B- by Standard and Poors or B1 by Moody's Investor Services. Assignee Reimbursement Obligations relate to possible liability with respect to leases assigned to us in 2003 and entrance fee obligations assumed by us in 2003 that remain outstanding (approximately $8.1 million at December 31, 2009). Marriott has informed us that they reserve all of their rights to issue a Notice of Collateral Event under the Assignment and Reimbursement Agreement.

Other

Generally, the financing obtained by our ventures is non-recourse to the venture members, with the exception of the debt repayment guarantees discussed above. However, we have entered into guarantees with the lenders with respect to acts which we believe are in our control, such as fraud or voluntary bankruptcy of the venture, that create exceptions to the non-recourse nature of debt. If such acts were to occur, the full amount of the venture debt could become recourse to us. The combined amount of venture debt underlying these guarantees is approximately $2.2 billion at December 31, 2009. We have not funded under these guarantees, and do not expect to fund under such guarantees in the future.

To the extent that a third party fails to satisfy an obligation with respect to two continuing care retirement communities we manage, we would be required to repay this obligation, the majority of which is expected to be refinanced with proceeds from the issuance of entrance fees as new residents enter the communities. At December 31, 2009, the remaining liability under this obligation is $44.3 million. We have not funded under these guarantees, and do not expect to fund under such guarantees in the future.

Contractual Obligations

Our current contractual obligations include long-term debt, operating leases for our corporate and regional offices, operating leases for our communities, and building and land lease commitments. In addition, we have commitments to fund ventures in which we are a partner. See Note 14 to our Consolidated Financial Statements for a discussion of our commitments.

Principal maturities of debt, equity investments in unconsolidated entities and future minimum lease payments at December 31, 2009 are as follows (in thousands):

	Payments due by period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**More Than 5 Years**
Long-Term Debt Obligations					
Debt	$ 406,491	$ 225,060	$ 161,801	$ 1,650	$ 17,980
Bank Credit Facility	33,728	33,728	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	398,504	61,196	115,031	74,757	147,520
Purchase Obligations (1)	-	-	-	-	-
Other Long-Term Liabilities (2)					
Equity investments in unconsolidated entities	3,724	3,724	-	-	-
Total	$ 842,447	$ 323,708	$ 276,832	$ 76,407	$ 165,500

(1) We have various standing or renewable contracts with vendors. These contracts are all cancellable with minimal or no cancellation penalties. Contract terms are generally one year or less.

(2) In addition to the obligations in the table above, approximately $19 million of unrecognized tax benefits have been recorded as liabilities and we are uncertain as to if or when such amounts may be settled.

Cash Flows

Our primary sources of cash from operating activities are from management fees, from monthly fees and other billings from services provided to residents of our consolidated communities and distributions of operating earnings from unconsolidated ventures. The primary uses of cash for our ongoing operations include the payment of community operating and ancillary expenses for our consolidated and managed communities, general and administrative expenses and restructuring expenses. Changes in operating assets and liabilities such as accounts receivable, prepaids and other current assets, and accounts payable and accrued expenses will fluctuate based on the timing of payment to vendors. Reimbursement of these costs from our managed communities will vary as some costs are pre-funded, such as payroll, while others are reimbursed after they are incurred. Therefore, there will not always be a correlation between increases and decreases of accounts payable and receivables for our managed communities.

Net cash provided by (used in) operating activities was $33.4 million and $(123.9) million in 2009 and 2008, respectively. During 2009, net working capital provided cash of $32.5 million as opposed to using cash of $63.2 million in 2008. Discontinued operations provided cash of $2.1 million in 2009 as compared to using cash of $39.9 million in 2008.

Net cash (used in) provided by operating activities was $(123.9) million and $128.5 million in 2008 and 2007, respectively. During 2008, net working capital used cash of $63.2 million as opposed to providing cash of $5.0 million in 2007. In 2008, the use of cash primarily relates to the payment of accounts payable and other accrued expenses. In addition, distributions of earnings from unconsolidated subsidiaries were $134.0 million less in 2008 as compared to 2007. Discontinued operations used cash of $39.9 million in 2008 as compared to providing cash of $64.1 million in 2007.

Net cash provided by (used in) investing activities was $84.4 million and $(172.5) million in 2009 and 2008, respectively, an increase of $256.9 million. The increase in cash provided by investing activities was primarily due to a decrease of $206.6 million in capital expenditures and condominium fundings, an increase in cash provided by discontinued operations of $140.9 million as the result of asset sale proceeds and a decrease in investments in unconsolidated communities of $16.0 million. These increases in cash were partially offset by a decrease of $52.1 million of proceeds from the disposition of assets and increase in restricted cash of $71.2 million.

Net cash used in investing activities was $172.5 million and $248.5 million in 2008 and 2007, respectively, a decrease of $76.0 million. In 2008, we slowed our development pace resulting in a decrease in capital expenditures from $237.6 million in 2007 to $173.5 million in 2008. During 2008, we funded $57.9 million for our senior living condominium project, with no corresponding outflow in 2007. In 2008, we had no asset acquisitions, compared to $49.9 million in 2007. Restricted cash decreased by approximately $41.0 million in 2008 compared to 2007 due in part to the net purchase of $38.9 million of auction rate securities using restricted cash in our insurance captive and due to refunds made to our venture partners from changes to our self insurance liabilities from reassessment of the actuarial liabilities.

Net cash (used in) provided by financing activities was $(108.0) million and $187.7 million for 2009 and 2008, respectively, a decrease of $295.7 million. This decrease was primarily due to a decrease in net borrowings of long-term debt of $93.4 million, a decrease in net borrowings of debt related to discontinued operations of $144.8 million and repayments of $61.3 million under our Bank Credit Facility as compared to repayments of $5.0 million in 2008.

Net cash provided by financing activities was $187.7 million and $176.3 million in 2008 and 2007, respectively, resulting primarily from $9.9 million in net increased borrowings. The significant sources of new financing in 2008 were new mortgage debt related to 16 of our wholly-owned subsidiaries ($106.7 million), 15 of which were sold in 2009 and the mortgage proceeds from 2008 are included in discontinued operations, construction debt for one community under development ($31.2 million), and a margin loan collateralized by auction rate securities ($21.4 million).

Market Risk

We are exposed to market risk from changes in interest rates primarily through variable rate debt. The fair market value estimates for debt securities are based on discounting future cash flows utilizing current rates offered to us for debt of the same type and remaining maturity. The following table details by category the principal amount, the average interest rate and the estimated fair market value of our debt (in thousands):

Maturity Date Through December 31,	Fixed Rate Debt	Variable Rate Debt
2010	$ 1,365	$ 257,423
2011	-	131,314
2012	-	30,487
2013	-	810
2014	-	840
Thereafter	-	17,980
Total Carrying Value	$ 1,365	$ 438,854
Average Interest Rate	6.7%	2.9%
Estimated Fair Market Value	$ 1,365	$ 375,614

At December 31, 2009, we had approximately $438.9 million of floating-rate debt at a weighted average interest rate of 2.85%. Debt incurred in the future also may bear interest at floating rates. Therefore, increases in prevailing interest rates could increase our interest payment obligations, which would negatively impact earnings. A one-percent change in interest rates would increase or decrease annual interest expense by approximately $4.4 million based on the amount of floating-rate debt at December 31, 2009. A five-percent change in interest rates would increase or decrease annual interest expense by approximately $21.9 million based on the amount of floating-rate debt at December 31, 2009.

We are subject to the impact of foreign exchange translation on our financial statements. To date, we have not hedged against foreign currency fluctuation; however, we may pursue hedging alternatives in the future. At December 31, 2009, our wholly owned subsidiaries have net U.S. dollar equivalent monetary liabilities denominated in foreign currency of $60.7 million, $2.1 million and $18.7 million in Canadian dollars, British pounds and Euros, respectively. We recorded $6.7 million, net, in exchange gains in 2009 ($8.0 million in gains related to the Canadian dollar and $(0.6) million and $(0.7) million in losses related to the Euro and British pound, respectively).

Critical Accounting Estimates

We consider an accounting estimate to be critical if: 1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and 2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates than we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Impairment of Intangible Assets, Long-Lived Assets and Investments in Ventures

Intangibles and long-lived asset groups are tested for recoverability when changes in circumstances indicate the carrying value may not be recoverable. Events that trigger a test for recoverability include material adverse changes in the projected revenues and expenses, significant underperformance relative to historical or projected future operating results, and significant negative industry or economic trends. A test for recoverability also is performed when management has committed to a plan to sell or otherwise dispose of an asset group and the plan is expected to be completed within a year. Recoverability of an asset group is evaluated by comparing its carrying value to the future net undiscounted cash flows expected to be generated by the asset group. If the comparison indicates that the carrying value of an asset group is not recoverable, an impairment loss is recognized. The impairment loss is measured at the lowest level of cash flows which is typically at the community or land parcel level, by the amount by which the carrying amount of the asset group exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over its remaining useful life.

Assumptions and Approach Used. We estimate the fair value of an intangible asset, or asset group based on market prices (i.e., the amount for which the intangible asset or asset group could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value using the income approach and/or the market approach. The income approach uses cash flow projections. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth rates, cost of capital, and tax rates. We also make certain assumptions about future economic conditions, interest rates, and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods.

Changes in assumptions or estimates could materially affect the determination of fair value of a reporting unit, intangible asset or asset group and therefore could affect the amount of potential impairment of the asset. The following key assumptions to our income approach include:

- *Business Projections* – We make assumptions regarding the levels of revenue from communities and services. We also make assumptions about our cost levels (e.g., capacity utilization, labor costs, etc.). Finally, we make assumptions about the amount of cash flows that we will receive upon a future sale of the communities using estimated cap rates. These assumptions are key inputs for developing our cash flow projections. These projections are derived using our internal business plans and budgets;

- *Growth Rate* – A growth rate is used to calculate the terminal value of the business, and is added to budgeted earnings before interest, taxes, depreciation and amortization. The growth rate is the expected rate at which earnings are projected to grow beyond the planning period;

- *Economic Projections* – Assumptions regarding general economic conditions are included in and affect our assumptions regarding pricing estimates for our communities and services. These macro-economic assumptions include, but are not limited to, industry projections, inflation, interest rates, price of labor, and foreign currency exchange rates; and

- *Discount Rates* – When measuring a possible impairment, future cash flows are discounted at a rate that is consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise.

The market approach is one of the other primary methods used for estimating fair value of a reporting unit, asset, or asset group. This assumption relies on the market value (market capitalization) of companies that are engaged in the same or similar line of business.

In 2009, we recorded certain land parcels held for sale at the lower of their carrying value or fair value less estimated costs to sell. We used appraisals, market knowledge and broker opinions of value to determine fair value. As the carrying value of some of the assets was in excess of the fair value less estimated costs to sell, we recorded a charge of $4.5 million which is included in operating expenses under impairment of long-lived assets.

In 2009, we recorded impairment charges of $24.9 million related to certain operating communities that are held and used as the carrying value of these assets was in excess of the fair value. We also recorded impairment charges of $24.9 million for certain land parcels held and used as the carrying value of these assets was in excess of the fair value. We used appraisals, recent sale and a cost of capital rate to the communities' average net income to estimate fair value of all of these assets. The charges are included in operating expenses under impairment of long-lived assets.

In 2009, upon designation of the German assets as held for sale, we recorded the assets at the lower of their carrying value or their fair value less estimated costs to sell. We used the bids received to date in the determination of fair value. As the carrying value of a majority of the assets was in excess of the fair value less estimated costs to sell, during 2009 we recorded a charge of $49.9 million which is included in discontinued operations.

Nature of Estimates Required – Investments in Ventures. We hold a minority equity interest in ventures established to develop or acquire and own senior living communities. Those ventures are generally limited liability companies or limited partnerships. The equity interest in these ventures generally ranges from 10% to 50%.

Our investments in ventures accounted for using the equity and cost methods of accounting are impaired when it is determined that there is "other than a temporary" decline in the fair value as compared to the carrying value of the venture or for equity method investments when individual long-lived assets inside the venture meet the criteria specified above. A commitment to a plan to sell some or all of the assets in a venture would cause a recoverability evaluation for the individual long-lived assets in the venture and possibly the venture itself. Our evaluation of the investment in the venture would be triggered when circumstances indicate that the carrying value may not be recoverable due to loan defaults, significant under performance relative to historical or projected future operating performance and significant industry or economic trends.

Assumptions and Approach Used. The assumptions and approach for the evaluation of the individual long-lived assets inside the venture are described above. Our approach for evaluation of an investment in a venture would be based on market prices, when available, or an estimate of the fair value using the market approach. The assumptions and related risks are identical to those used for goodwill, intangible assets and long-lived assets described above.

In 2009, based on the receipt of a notice of default from the lender to a venture in which we own a 20% interest and the poor rental experience in the venture, we considered our equity to be other than temporarily impaired and wrote off the remaining equity balance of $1.1 million. We determined the fair value of our investment in a venture in which we had a 1% interest had decreased to zero and was other than temporarily impaired, resulting in an impairment charge of $0.1 million. In addition, we wrote-down our equity investments in two of our development ventures by $7.4 million based on poor performance and defaults under the ventures' construction loan agreements.

In 2008, we wrote-down our equity investments in our Fountains and Aston Gardens ventures by $10.7 million and $4.8 million, respectively.

In 2007, we wrote-down equity investments in four unconsolidated ventures. The majority of the charge related to our investment in Aston Gardens, a venture which acquired six senior living communities in Florida in September 2006. In 2007 and into 2008, the operating results of the Aston Garden communities suffered due to adverse economic conditions in Florida for independent living communities including a decline in the real estate market. These operating results were insufficient to achieve compliance with the debt covenants for the mortgage debt for the properties. In July 2008, the venture received notice of default from the lender of $170.0 million of debt obtained by the venture at the time of the acquisition in September 2006. Later in July 2008, we received notice from our equity partner alleging a default under our management agreement as a result of receiving the notice from the lender. This debt is non-recourse to us, except for monthly principal payments during the term of the debt. Based on our assessment, we determined that our investment was impaired and as a result, we recorded a pre-tax impairment charge of approximately $21.6 million in the fourth quarter of 2007.

Loss Reserves for Self-Insured Programs

Nature of Estimates Required. We utilize large deductible blanket insurance programs in order to contain costs for certain lines of insurance risks including workers' compensation and employers' liability risks, automobile liability risk, employment practices liability risk and general and professional liability risks ("Self-Insured Risks"). The design and purpose of a large deductible insurance program is to reduce the overall premium and claims costs by internally financing lower cost claims that are more predictable from year to year, while buying insurance only for higher-cost, less predictable claims.

We have self-insured a portion of the Self-Insured Risks through a wholly owned captive insurance subsidiary, Sunrise Senior Living Insurance, Inc. ("Sunrise Captive"). Sunrise Captive issues policies of insurance to and receives premiums from Sunrise that are reimbursed through expense allocation to each operated community and us. Sunrise Captive pays the costs for each claim above a deductible up to a per claim limit. Third-party insurers are responsible for claim costs above this limit. These third-party insurers carry an A.M. Best rating of A-/VII or better.

We also offer our employees an option to participate in self-insured health and dental plans. The cost of our employee health and dental benefits, net of employee contributions, is shared by us and the communities based on the respective number of participants working directly either at our corporate headquarters or at the communities. Funds collected are used to pay the actual program costs which include estimated annual claims, third-party administrative fees, network provider fees, communication costs, and other related administrative costs incurred by us. Claims are paid as they are submitted to the plan administrator.

Assumptions and Approach Used for Self-Insured Risks. We record outstanding losses and expenses for the Self-Insured Risks and for our health and dental plans based on the recommendations of an independent actuary and management's judgment. We believe that the allowance for outstanding losses and expenses is appropriate to cover the ultimate cost of losses incurred at December 31, 2009, but the allowance may ultimately be settled for a greater or lesser amount. Any subsequent changes in estimates are recorded in the period in which they are determined. While a single value is recorded on Sunrise's balance sheet, loss reserves are based on estimates of future contingent events and as such contain inherent uncertainty. A quantification of this uncertainty would reflect a range of reasonable favorable and unfavorable scenarios. Sunrise's annual estimated cost for Self-Insured Risks is determined using management judgment including actuarial analyses at various confidence levels. The confidence level is the likelihood that the recorded expense will exceed the ultimate incurred cost.

Sensitivity Analysis for Self-Insured Risks. The recorded liability for Self-Insured Risks was approximately $100 million at December 31, 2009. The expected liability is based on a 50% confidence level. If we had used a 75% confidence level, the recorded liability would be approximately $17 million higher. If we had used a 90% confidence level, the recorded liability would be approximately $35 million higher.

We share any revisions to prior estimates with the communities participating in the insurance programs based on their proportionate share of any changes in estimates. Accordingly, the impact of changes in estimates on Sunrise's income from operations would be much less sensitive than the difference above.

Assumptions and Approach Used for Health and Dental Plans. For our self-insured health and dental plans, we record a liability for outstanding claims and claims that have been incurred but not yet reported. This liability is based on the historical claim reporting lag and payment trends of health insurance claims and is based on the recommendations of an independent actuary. The variability in the liability for unpaid claims including incurred but not yet reported claims is much less significant than the self insured risks discussed above because the claims are more predictable as they generally are known within 90 days and the high and the low end of the range of estimated cost of individual claims is much closer than the workers' compensation and employers' liability risks, automobile liability risk, employment practices liability risk and general and professional liability risks discussed above.

Sensitivity Analysis for Self-Insured Health and Dental Plan Costs. The liability for self insured incurred but not yet reported claims for the self insured health and dental plan is included in "Accrued expenses" in the consolidated balance sheets and was $13.0 million and $12.9 million at December 31, 2009 and 2008, respectively. We believe that the liability for outstanding losses and expenses is appropriate to cover the ultimate cost of losses incurred at December 31, 2009, but actual claims may differ. We record any subsequent changes in estimates in the period in which they are determined and will share with the communities participating in the insurance programs based on their proportionate share of any changes in estimates.

Variable Interest Entities

Nature of Estimates Required. We hold a minority equity interest in ventures established to develop or acquire and own senior living communities. Those ventures are generally limited liability companies or limited partnerships. Our equity interest in these ventures generally ranges from 10% to 50%.

We review all of our ventures to determine if they are variable interest entities ("VIEs"). If a venture meets the requirements and is a VIE, we must then determine if we are the primary beneficiary of the VIE. Estimates are required for the computation and probability of estimated cash flows, expected losses and expected residual returns of the VIE to determine if we are the primary beneficiary of the VIE and therefore required to consolidate the venture.

Assumptions. In determining whether we are the primary beneficiary of a VIE, we must make assumptions regarding cash flows of the entity, expected loss levels and expected residual return levels. The probability of various cash flow possibilities is determined from business plans, budgets and entity history if available. These cash flows are discounted at the risk-free interest rate. Computations are then made based on the estimated cash flows of the expected losses and residual returns to determine if the entity is a variable interest entity and, if so, to determine the primary beneficiary. Changes in estimated cash flows and the probability factors could change the determination of the primary beneficiary and whether there is a requirement to consolidate a VIE.

Effective January 1, 2010, the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") issued Accounting Standards Update ("ASU") 2009-17 (ASU 2009-17) *Consolidations (Topic 810) Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.* ASU 2009-17 establishes a qualitative approach to the determination of the primary beneficiary of a VIE based on controlling financial interest in a variable interest entity that replaces the previous quantitative approach. However, ASU 2009-17 does not eliminate the need to perform a quantitative analysis in applying other provisions of the ASC Consolidations topic, including the determination of VIE status. Upon adoption of ASU 2009-17, we must reconsider our consolidation conclusions for all entities with which we are involved. Additionally, ASU 2009-17 eliminates the primary beneficiary reconsideration concept and effectively requires continuous evaluation as to the determination of the primary beneficiary as facts and circumstances change. We do not believe ASU 2009-17 will have a material impact on our consolidated financial position, results of operations or cash flows. Considering that we will need to perform quantitative analysis for VIE determination under ASU 2009-17, we will continue to make estimates and assumptions referred to above.

Valuation of Deferred Tax Assets

Nature of Estimates Required. Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards on a taxing jurisdiction basis. We measure deferred tax assets and liabilities using enacted tax rates that will apply in the years in which we expect the temporary differences to be recovered or paid.

ASC Income Tax Topic requires a reduction of the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not (defined by as a likelihood of more than 50 percent) such assets will not be realized. The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns and future profitability. Our accounting for deferred tax consequences represents our best estimate of those future events. Changes in our current estimates, due to unanticipated events or otherwise, could have a material impact on our financial condition and results of operations.

Assumptions and Approach Used. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is "more likely than not" the deferred tax assets will not be realized, we would be required to establish a valuation allowance. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. ASC Income Tax Topic states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets.

This assessment, which is completed on a taxing jurisdiction basis, takes into account a number of types of evidence, including the following:

- *Nature, frequency, and severity of current and cumulative financial reporting losses* – A pattern of objectively measured recent financial reporting losses is a source of negative evidence. In certain circumstances, historical information may not be as relevant due to changed circumstances;

- *Sources of future taxable income* – Future reversals of existing temporary differences are verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence but such projections are more subjective and when such projections are combined with a history of recent losses it is difficult to reach verifiable conclusions and, accordingly, we give little or no weight to such projections when combined recent financial reporting losses; and

- *Tax planning strategies* – If necessary and available, tax planning strategies would be implemented to accelerate taxable amounts to utilize expiring carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

We have experienced significant losses in the last three years. As indicated above, in making our assessment of the realizability of tax assets we assess reversing temporary differences, available tax planning strategies and estimates of future taxable income. We more heavily weight recent financial reporting losses and, accordingly, as of December 31, 2009 have given little or no weight to subjectively determined projections of future taxable income exclusive of reversing temporary differences. Tax planning strategies have been considered historically but due to the significant net operating loss carryforwards as of December 31, 2009 we have not considered such strategies to be reasonably viable. As a result of changes in judgment on the realizability of future tax benefits, a valuation allowance was established on all deferred tax assets net of reversing deferred tax liabilities.

At December 31, 2009 and 2008, our deferred tax assets, net of the valuation allowances of $167.2 million and $138.8 million, respectively, were $117.2 million and $112.9 million, respectively. At December 31, 2009 and 2008, our deferred tax liabilities were $117.2 million and $115.7 million, respectively, and therefore the net deferred tax liabilities recorded were zero and $2.8 million as of December 31, 2009 and 2008, respectively.

A return to profitability by us in future periods may result in a reversal of the valuation allowance relating to certain recorded deferred tax assets.

Liability for Possible Tax Contingencies

Liabilities for tax contingencies are recognized based on the requirements of ASC Income Tax Topic. This topic requires us to analyze the technical merits of our tax positions and determine the likelihood that these positions will be sustained if they were ever examined by the taxing authorities. If we determine that it is unlikely that our tax positions will be sustained, a corresponding liability is created and the tax benefit of such position is reduced for financial reporting purposes.

Evaluation and Nature of Estimates Required. The evaluation of a tax position is a two-step process. The first step in the evaluation process is recognition. The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The second step in the evaluation process is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which:

(a) the threshold is met (for example, by virtue of another taxpayer's favorable court decision);

(b) the position is "effectively settled" where the likelihood of the taxing authority reopening the examination of that position is remote; or

(c) the relevant statute of limitations expires.

Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

Interest and Penalties. We are also required to accrue interest and penalties that, under relevant tax law, we would incur if the uncertain tax positions ultimately were not sustained. Accordingly, interest would start to accrue for financial statement purposes in the period in which it would begin accruing under relevant tax law, and the amount of interest expense to be recognized would be computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Penalties would be accrued in the first period in which the position was taken on a tax return that would give rise to the penalty.

Assumptions. In determining whether a tax benefit can be recorded, we must make assessments of a position's sustainability and the likelihood of ultimate settlement with a taxing authority. Changes in our assessments would cause a change in our recorded position and changes could be significant. As of December 31, 2009 and 2008, we had recorded liabilities for possible losses on uncertain tax positions including related interest and penalties of $6.4 million and $4.6 million, respectively.

Accounting for Financial Guarantees

When we historically entered into guarantees in connection with the sale of real estate, we were prevented from initially either accounting for the transaction as a sale of an asset or recognizing in earnings the profit from the sale transaction. For guarantees that are not entered into in conjunction with the sale of real estate, we recognize at the inception of a guarantee or the date of modification, a liability for the fair value of the obligation undertaken in issuing a guarantee which require us to make various assumptions to determine the fair value. On a quarterly basis, we review and evaluate the estimated liability based upon operating results and the terms of the guarantee. If it is probable that we will be required to fund additional amounts than previously estimated, a loss is recorded. Fundings that are recoverable as a loan from a venture are considered in the determination of the loss recorded. Loan amounts are evaluated for impairment at inception and then quarterly.

Assumptions and Approach Used. We calculate the estimated loss based on projected cash flows during the remaining term of the guarantee. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth rates, cost of capital, and tax rates. We also make certain assumptions about future economic conditions, interest rates, and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods.

Changes in assumptions or estimates could materially affect the determination of fair value of an asset. The following key assumptions to our income approach include:

- *Business Projections* – We make assumptions regarding the levels of revenue from communities and services. We also make assumptions about our cost levels (e.g., capacity utilization, labor costs, etc.). Finally, we make assumptions about the amount of cash flows that we will receive upon a future sale of the communities using estimated cap rates. These assumptions are key inputs for developing our cash flow projections. These projections are derived using our internal business plans and budgets;

- *Growth Rate* – A growth rate is used to calculate the terminal value of the business, and is added to budgeted earnings before interest, taxes, depreciation and amortization. The growth rate is the expected rate at which earnings is projected to grow beyond the planning period;

- *Economic Projections* – Assumptions regarding general economic conditions are included in and affect our assumptions regarding pricing estimates for our communities and services. These macro-economic assumptions include, but are not limited to, industry projections, inflation, interest rates, price of labor, and foreign currency exchange rates; and

- *Discount Rates* – When measuring a possible loss, future cash flows are discounted at a rate that is consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise.

Litigation

Litigation is subject to uncertainties and the outcome of individual litigated matters is not fully predictable. Various legal actions, claims and proceedings are pending against us, some for specific matters described in Note 14 to the financial statements and others arising in the ordinary course of business. We have established loss provisions for matters in which losses are probable and can be reasonably estimated. In other instances, we are not able to make a reasonable estimate of any liability because of uncertainties related to the outcome and/or the amount or range of losses.

New Accounting Standards

We adopted the following provisions of the ASC at the beginning of 2009:

We adopted new provisions of ASC Fair Value Measurements Topic for non-financial assets and liabilities. We had previously adopted the other provisions of fair value measurement for financial assets and liabilities beginning in 2008. The provisions are required to be applied prospectively as of the beginning of the first fiscal year in which the provisions are applied. Adoption of these provisions of the ASC did not have a material impact on our reported consolidated financial position, results of operations or cash flows.

We adopted new provisions of the ASC Business Combination Topic beginning in 2009. These provisions require most identifiable assets, liabilities, non-controlling interests and goodwill acquired in business combinations to be recorded at "full fair value." Transaction costs are no longer to be included in the measurement of the business acquired and instead should be expensed as incurred. These provisions apply prospectively to business combinations occurring in or after January 2009.

We adopted new provisions of the ASC Consolidation Topic. These provisions establish new accounting and reporting requirements for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, these provisions require the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements separate from the parent's equity. The amount of net income attributable to the non-controlling interest is now included in consolidated net income on the face of the income statement. The provisions also clarify that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions. In addition, the provisions require that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. The provisions also include expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. Adoption of the provisions under the Consolidation Topic regarding non-controlling interests on January 1, 2009 did not have a material impact on our reported consolidated financial position, results of operations or cash flows.

We adopted provisions of the ASC Derivative and Hedging Topic which provides guidance on certain disclosures about credit derivatives and certain guarantees. Adoption of these provisions did not have a material impact on our reported consolidated financial position, results of operations or cash flows.

We adopted provisions of the ASC Investments – Equity Method and Joint Venture Topic. The intent of these provisions is to clarify the accounting for certain transactions and impairment considerations related to equity method investments. The adoption of these provisions did not have a material impact on our reported consolidated financial position, results of operations or cash flows.

In the second quarter of 2009, we adopted the following provisions of the ASC, none of which had a material impact on our reported consolidated financial position, results of operations or cash flows:

ASC Investments – Debt and Equity Securities Topic modifies the other-than-temporary impairment guidance for debt securities through increased consistency in the timing of impairment recognition and enhanced disclosures related to the credit and non-credit components of impaired debt securities that are not expected to be sold. In addition, increased disclosures are required for both debt and equity securities regarding expected cash flows, credit losses, and an aging of securities with unrealized losses.

ASC Financial Instruments Topic requires fair value disclosures for financial instruments that are not reflected in the consolidated balance sheets at fair value. Prior to these provisions, the fair values of those assets and liabilities were disclosed only once each year. With the adoption of these provisions, we are now required to disclose this information on a quarterly basis, providing quantitative and qualitative information about fair value estimates for all financial instruments not measured in the consolidated balance sheets at fair value.

ASC Fair Value Measurements Topic clarifies the methodology used to determine fair value when there is no active market or where the price inputs being used represent distressed sales. These provisions also reaffirm the objective of fair value measurement, which is to reflect how much an asset would be sold for in an orderly transaction. They also reaffirm the need to use judgment to determine if a formerly active market has become inactive, as well as to determine fair values when markets have become inactive.

ASC Subsequent Events Topic establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued.

In the third quarter of 2009, we adopted the ASC as the single source of authoritative nongovernmental generally accepted accounting principles. The adoption of the ASC did not have a material impact on our consolidated financial position, results of operations or cash flows.

In the third quarter of 2009, the FASB issued ASU 2009-05, *Fair Value Measurements and Disclosures (Topic 820) - Measuring Liabilities at Fair Value* ("ASU 2009-05"). ASU 2009-05 amends the Fair Value Measurement Topic by providing additional guidance clarifying the measurement of liabilities at fair value including how the price of a traded debt security should be considered in estimating the fair value of the issuer's liability. ASU 2009-05 is effective for us for the fourth quarter of 2009. ASU 2009-05 did not have a material impact on our consolidated financial position, results of operations or cash flows.

Future Adoption of Accounting Standards

In the second quarter 2009, the FASB issued ASU 2009-17, *Consolidations (Topic 810) Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.* ASU 2009-17 requires an analysis to be performed to determine whether a variable interest entity gives an enterprise a controlling financial interest in a variable interest entity. The analysis identifies the primary beneficiary of a variable interest entity. Additionally, ASU 2009-17 requires ongoing assessments as to whether an enterprise is the primary beneficiary and eliminates the quantitative approach in determining the primary beneficiary. ASU 2009-17 is effective for us January 1, 2010. We do not believe that ASU 2009-17 will have a material impact on our consolidated financial position, results of operations or cash flows.

In the fourth quarter of 2009, the FASB issued ASU 2009-13, *Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements* ("ASU 2009-13"). It requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. It eliminated the use of the residual method of allocation and requires the relative-selling-price method in all circumstances in which an entity recognized revenue for an arrangement with multiple deliverables subject to ASU 605-25. It no longer requires third party evidence. ASU 2009-13 is effective for us for the year beginning January 1, 2011. We are currently evaluating whether ASU 2009-13 will have a material impact on our consolidated financial position, results of operations or cash flows.

Impact of Inflation

Management fees from communities operated by us for third parties and resident and ancillary fees from owned senior living communities are significant sources of our revenue. These revenues are affected by daily resident fee rates and community occupancy rates. The rates charged for the delivery of senior living services are highly dependent upon local market conditions and the competitive environment in which the communities operate. In addition, employee compensation expense is the principal cost element of community operations. Employee compensation, including salary and benefit increases and the hiring of additional staff to support our growth initiatives, have previously had a negative impact on operating margins and may again do so in the foreseeable future.

Substantially all of our resident agreements are for terms of one year, but are terminable by the resident at any time upon 30 days notice, and allow, at the time of renewal, for adjustments in the daily fees payable, and thus may enable us to seek increases in daily fees due to inflation or other factors. Any increase would be subject to market and competitive conditions and could result in a decrease in occupancy of our communities. We believe, however, that the short-term nature of our resident agreements generally serves to reduce the risk to us of the adverse effect of inflation. There can be no assurance that resident and ancillary fees will increase or that costs will not increase due to inflation or other causes.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Sunrise is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by rules of the SEC, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

A system of internal control over financial reporting (1) pertains to the maintenance of records that, in reasonable detail, should accurately and fairly reflect the Company's transactions and dispositions of the Company's assets; (2) provides reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management undertook an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of key financial reporting controls. Management has concluded that, as of December 31, 2009, our internal control over financial reporting was effective based on these criteria.

Our independent registered public accounting firm, Ernst & Young LLP, that audited the financial statements in this report has issued an attestation report expressing an opinion on the effectiveness of internal control over financial reporting at December 31, 2009, which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Sunrise Senior Living, Inc.

We have audited Sunrise Senior Living, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sunrise Senior Living, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sunrise Senior Living, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sunrise Senior Living, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 of Sunrise Senior Living, Inc. and our report dated February 24, 2010 expressed an unqualified opinion thereon that included an explanatory paragraph regarding Sunrise Senior Living, Inc.'s ability to continue as a going concern.

/s/ Ernst & Young LLP

McLean, Virginia
February 24, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Sunrise Senior Living, Inc.

We have audited the accompanying consolidated balance sheets of Sunrise Senior Living, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrise Senior Living, Inc. as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 and Note 10 to the accompanying consolidated financial statements, the Company's Bank Credit Facility expires on December 2, 2010, unless further extended. The Company cannot borrow under the Bank Credit Facility and the Company has significant debt maturing in 2010 which it does not have the ability to repay. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1 and Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sunrise Senior Living, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
February 24, 2010

SUNRISE SENIOR LIVING, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share and share amounts)	December 31, 2009	December 31, 2008
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 39,283	$ 29,513
Accounts receivable, net	37,304	54,842
Income taxes receivable	5,371	30,351
Due from unconsolidated communities	19,673	45,255
Deferred income taxes, net	23,862	25,341
Restricted cash	39,365	37,392
Assets held for sale	40,658	49,076
German assets held for sale	104,720	-
Prepaid expenses and other current assets	30,198	33,138
Total current assets	340,434	304,908
Property and equipment, net	288,056	681,352
Due from unconsolidated communities	13,178	31,693
Intangible assets, net	53,024	70,642
Goodwill	-	39,025
Investments in unconsolidated communities	64,971	66,852
Investments accounted for under the profit-sharing method	11,031	22,005
Restricted cash	110,402	123,772
Restricted investments in marketable securities	20,997	31,080
Other assets, net	8,496	10,228
Total assets	$ 910,589	$ 1,381,557
LIABILITIES AND EQUITY		
Current Liabilities:		
Current maturities of debt	$ 207,811	$ 377,449
Outstanding draws on bank credit facility	33,728	95,000
Debt relating to German assets held for sale	198,680	-
Accounts payable and accrued expenses	138,032	184,144
Liabilities associated with German assets held for sale	12,632	-
Due to unconsolidated communities	2,180	914
Deferred revenue	5,364	7,327
Entrance fees	33,157	35,270
Self-insurance liabilities	41,975	35,317
Total current liabilities	673,559	735,421
Debt, less current maturities	-	163,682
Investment accounted for under the profit-sharing method	-	8,332
Guarantee liabilities	823	13,972
Self-insurance liabilities	58,225	68,858
Deferred gains on the sale of real estate and deferred revenues	21,865	88,706
Deferred income tax liabilities	23,862	28,129
Other long-term liabilities, net	106,021	126,543
Total liabilities	884,355	1,233,643
Equity:		
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $0.01 par value, 120,000,000 shares authorized, 55,752,217 and 50,872,711 shares issued and outstanding, net of 401,353 and 342,525 treasury shares, at December 31, 2009 and 2008, respectively	558	509
Additional paid-in capital	474,158	458,404
Retained loss	(460,971)	(327,056)
Accumulated other comprehensive income	8,302	6,671
Total stockholders' equity	22,047	138,528
Noncontrolling interests	4,187	9,386
Total equity	26,234	147,914
Total liabilities and equity	$ 910,589	$ 1,381,557

See accompanying notes

SUNRISE SENIOR LIVING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)	Twelve Months Ended December 31, 2009	2008	2007
Operating revenue:			
Management fees	$ 112,467	$ 131,586	$ 122,293
Resident fees for consolidated communities	350,278	340,975	323,007
Ancillary fees	45,397	42,535	51,127
Professional fees from development, marketing and other	13,193	44,447	29,546
Reimbursed costs incurred on behalf of managed communities	942,809	1,011,431	956,047
Total operating revenues	1,464,144	1,570,974	1,482,020
Operating expenses:			
Community expense for consolidated communities	268,319	257,555	231,780
Community lease expense	59,344	59,843	62,307
Depreciation and amortization	46,629	39,497	42,601
Ancillary expenses	42,457	40,202	53,294
General and administrative	119,905	157,509	183,546
Development expense	12,501	34,134	35,076
Write-off of capitalized project costs	14,879	95,763	28,430
Accounting Restatement, Special Independent Committee inquiry, SEC investigation and stockholder litigation	3,887	30,224	51,707
Restructuring costs	33,313	24,178	-
Provision for doubtful accounts	13,625	20,077	7,709
Loss on financial guarantees and other contracts	2,053	5,022	22,005
Impairment of owned communities and land parcels	31,685	27,816	7,641
Impairment of goodwill and intangible assets	-	121,828	-
Costs incurred on behalf of managed communities	947,566	1,004,974	956,047
Total operating expenses	1,596,163	1,918,622	1,682,143
Loss from operations	(132,019)	(347,648)	(200,123)
Other non-operating income (expense):			
Interest income	1,351	6,267	9,492
Interest expense	(10,301)	(6,709)	(5,179)
Gain (loss) on investments	3,556	(7,770)	-
Other income (expense)	5,773	(20,066)	(5,792)
Total other non-operating income (expense)	379	(28,278)	(1,479)
Gain on the sale and development of real estate and equity interests	21,651	17,374	105,081
Sunrise's share of earnings (loss) and return on investment in unconsolidated communities	5,673	(13,846)	107,347
(Loss) income from investments accounted for under the profit-sharing method	(12,808)	(1,329)	22
(Loss) income before benefit from (provision for) income taxes and discontinued operations	(117,124)	(373,727)	10,848
Benefit from (provision for) income taxes	3,880	47,137	(13,323)
Loss before discontinued operations	(113,244)	(326,590)	(2,475)
Discontinued operations, net of tax	(20,271)	(117,516)	(70,512)
Net loss	(133,515)	(444,106)	(72,987)
Less: (Income) loss attributable to noncontrolling interests, net of tax	(400)	4,927	2,712
Net loss attributable to common shareholders	$ (133,915)	$ (439,179)	$ (70,275)
Earnings per share data:			
Basic net loss per common share			
Loss before discontinued operations	$ (2.22)	$ (6.48)	$ (0.05)
Discontinued operations, net of tax	(0.39)	(2.24)	(1.36)
Net loss	$ (2.61)	$ (8.72)	$ (1.41)
Diluted net loss per common share			
Loss before discontinued operations	$ (2.22)	$ (6.48)	$ (0.05)
Discontinued operations, net of tax	(0.39)	(2.24)	(1.36)
Net loss	$ (2.61)	$ (8.72)	$ (1.41)

See accompanying notes

SUNRISE SENIOR LIVING, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	Shares of Common Stock	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Loss)	Accumulated Other Comprehensive Income (Loss)	Equity Attributable to Noncontrolling Interests
Balance at January 1, 2007	50,572	$ 506	$ 445,275	$ 182,398	$ 2,529	$ 16,515
Net loss	-	-	-	(70,275)	-	(4,470)
Foreign currency translation income, net of tax	-	-	-	-	5,865	-
Sunrise's share of investee's other comprehensive loss	-	-	-	-	(100)	-
Distributions to noncontrolling interests	-	-	-	-	-	(5,825)
Investment in noncontrolling interests	-	-	-	-	-	3,210
Deconsolidation of noncontrolling interests	-	-	-	-	-	778
Issuance of restricted stock	88	1	-	-	-	-
Forfeiture or surrender of restricted stock	(103)	(1)	(1,818)	-	-	-
Stock-based compensation expense	-	-	7,020	-	-	-
Tax effect from stock-based compensation	-	-	2,163	-	-	-
Balance at December 31, 2007	50,557	506	452,640	112,123	8,294	10,208
Net loss	-	-	-	(439,179)	-	(8,154)
Foreign currency translation income, net of tax	-	-	-	-	5,583	-
Sunrise's share of investee's other comprehensive loss	-	-	-	-	(7,206)	-
Distributions to noncontrolling interests	-	-	-	-	-	(1,343)
Investment in noncontrolling interests	-	-	-	-	-	8,675
Issuance of restricted stock	165	-	(2)	-	-	-
Forfeiture or surrender of restricted or common stock	(211)	(1)	(1,025)	-	-	-
Stock option exercises	361	4	4,162	-	-	-
Stock-based compensation expense	-	-	4,202	-	-	-
Tax effect from stock-based compensation	-	-	(1,573)	-	-	-
Balance at December 31, 2008	50,872	509	458,404	(327,056)	6,671	9,386
Net (loss) income	-	-	-	(133,915)	-	662
Foreign currency translation loss, net of tax	-	-	-	-	(4,813)	-
Sunrise's share of investee's other comprehensive income	-	-	-	-	6,324	-
Distributions to noncontrolling interests	-	-	(142)	-	-	(1,341)
Sale of Greystone	-	-	-	-	-	(6,633)
Consolidation of a controlled entity	-	-	-	-	120	2,113
Issuance of common stock	4,175	42	11,064	-	-	-
Forfeiture or surrender of restricted or common stock	(59)	(1)	(116)	-	-	-
Stock option exercises	764	8	1,020	-	-	-
Stock-based compensation expense	-	-	3,928	-	-	-
Balance at December 31, 2009	55,752	$ 558	$ 474,158	$ (460,971)	$ 8,302	$ 4,187

See accompanying notes.

SUNRISE SENIOR LIVING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended December 31, 2009	2008	2007
Operating activities			
Net loss	$ (133,515)	$ (444,106)	$ (72,987)
Less: Net loss from discontinued operations	20,271	117,516	70,512
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Gain on the sale and development of real estate and equity interests	(21,651)	(17,374)	(105,081)
Loss (income) from investments accounted for under the profit-sharing method	12,808	1,329	(22)
(Gain) loss on investments	(3,556)	7,770	-
Impairment of long-lived assets, goodwill and intangibles	31,685	149,644	7,641
Write-off of capitalized project costs	14,879	95,763	28,430
Provision for doubtful accounts	13,625	20,077	7,709
Benefit from deferred income taxes	(2,790)	(46,250)	(8,854)
Loss on financial guarantees and other contracts	2,053	5,022	22,005
Sunrise's share of (earnings) loss and return on investment in unconsolidated communities	(5,673)	13,846	(107,347)
Distributions of earnings from unconsolidated communities	18,998	32,736	166,722
Depreciation and amortization	46,629	39,497	42,601
Amortization of financing costs and debt discount	1,261	575	1,051
Stock-based compensation	3,812	3,176	7,020
Changes in operating assets and liabilities:			
(Increase) decrease in:			
Accounts receivable	13,268	12,599	(10,365)
Due from unconsolidated senior living communities	23,997	(18,873)	24,237
Prepaid expenses and other current assets	11,868	40,014	(60,387)
Captive insurance restricted cash	(722)	2,728	(32,930)
Other assets	23,922	32,962	(35,589)
Increase (decrease) in:			
Accounts payable, accrued expenses and other liabilities	(35,608)	(88,004)	114,977
Entrance fees	(2,113)	758	(3,586)
Self-insurance liabilities	(3,714)	(22,935)	12,866
Guarantee liabilities	(125)	(21,625)	(5,829)
Deferred revenue and gains on the sale of real estate	1,703	(850)	1,613
Net cash provided by (used in) discontinued operations	2,107	(39,929)	64,079
Net cash provided by (used in) operating activities	33,419	(123,934)	128,486
Investing activities			
Capital expenditures	(19,950)	(173,545)	(237,556)
Acquisitions of business assets	-	-	(49,917)
Net funding for condominium projects	(4,963)	(57,935)	-
Dispositions of property	10,758	62,853	60,387
Change in restricted cash	(14,549)	56,661	(23,202)
Purchases of short-term investments	-	(102,800)	(448,900)
Proceeds from short-term investments	15,950	63,950	448,900
Increase in investments and notes receivable	(89,473)	(205,344)	(183,314)
Proceeds from investments and notes receivable	94,968	223,424	220,312
Investments in unconsolidated communities	(6,902)	(22,929)	(29,297)
Distributions of capital from unconsolidated communities	-	-	601
Consolidation of German venture	-	25,557	-
Net cash provided by (used in) discontinued operations	98,534	(42,345)	(6,557)
Net cash provided by (used in) investing activities	84,373	(172,453)	(248,543)
Financing activities			
Net proceeds from exercised options	1,028	4,162	-
Additional borrowings of long-term debt	4,969	101,952	129,231
Repayment of long-term debt	(13,561)	(17,131)	(10,515)
Net (repayments) borrowings on Bank Credit Facility	(61,272)	(5,000)	50,000
Distributions to minority interests	(1,341)	(1,344)	(1,180)
Financing costs paid	(590)	(2,467)	-
Net cash (used in) provided by discontinued operations	(37,255)	107,516	8,743
Net cash (used in) provided by financing activities	(108,022)	187,688	176,279
Net increase (decrease) in cash and cash equivalents	9,770	(108,699)	56,222
Cash and cash equivalents at beginning of period	29,513	138,212	81,990
Cash and cash equivalents at end of period	$ 39,283	$ 29,513	$ 138,212

See accompanying notes.

SUNRISE SENIOR LIVING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Presentation

Organization

We are a provider of senior living services in the United States, Canada, the United Kingdom and Germany. Founded in 1981 and incorporated in Delaware in 1994, we began with a simple but innovative vision — to create an alternative senior living option that would emphasize quality of life and quality of care. We offer a full range of personalized senior living services, including independent living, assisted living, care for individuals with Alzheimer's and other forms of memory loss, nursing and rehabilitative care. In the past, we also developed senior living communities for ourselves, for ventures in which we retained an ownership interest and for third parties. Due to current economic conditions, we have suspended all new development.

At December 31, 2009, we operated 384 communities, including 335 communities in the United States, 15 communities in Canada, 27 communities in the United Kingdom and seven communities in Germany, with a total unit capacity of approximately 40,400. Of the 384 communities that we operated at December 31, 2009, 20 were wholly owned, 27 were under operating leases, one was consolidated as a variable interest entity, 201 were owned in unconsolidated ventures and 135 were owned by third parties. During 2009, we opened 23 new communities, with a combined unit capacity of approximately 2,100.

Basis of Presentation

The consolidated financial statements which are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") include our wholly owned and controlled subsidiaries. Variable interest entities ("VIEs") in which we have an interest have been consolidated when we have been identified as the primary beneficiary. Entities in which we hold the managing member or general partner interest are consolidated unless the other members or partners have either (1) the substantive ability to dissolve the entity or otherwise remove us as managing member or general partner without cause or (2) substantive participating rights, which provide the other partner or member with the ability to effectively participate in the significant decisions that would be expected to be made in the ordinary course of business. Investments in ventures in which we have the ability to exercise significant influence but do not have control over are accounted for using the equity method. All intercompany transactions and balances have been eliminated in consolidation.

Discontinued operations consists of our German communities which we are marketing for sale, 22 communities which were sold in 2009 and for which we have no continuing involvement, one community which was closed in 2009, our Greystone subsidiary which was sold in 2009, our Trinity subsidiary which ceased operations in 2008, and two communities which were sold in 2008 and for which we have no continuing involvement.

The accompanying consolidated financial statements have been prepared on the basis of us continuing as a going concern. As discussed in more detail in Note 10, our Bank Credit Facility expires on December 2, 2010. At this time, we cannot borrow under the Bank Credit Facility and we have significant debt maturing in 2010. We are seeking waivers with respect to all defaults and are seeking to reach negotiated settlements with our various creditors to preserve our liquidity and to enable us to continue operating. However, these conditions raise substantial doubt about our ability to continue as a going concern.

2. Significant Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider cash and cash equivalents to include currency on hand, demand deposits, and all highly liquid investments with a maturity of three months or less at the date of purchase.

Restricted Cash

We utilize large deductible blanket insurance programs in order to contain costs for certain lines of insurance risks including workers' compensation and employers' liability risks, automobile liability risk, employment practices liability risk and general and professional liability risks ("Self-Insured Risks"). We have self-insured a portion of the Self-Insured Risks through our wholly owned captive insurance subsidiary, Sunrise Senior Living Insurance, Inc. (the "Sunrise Captive"). The Sunrise Captive issues policies of insurance to and receives premiums from us that are reimbursed through expense allocations to each operated community and us. The Sunrise Captive pays the costs for each claim above a deductible up to a per claim limit. Cash held by the Sunrise Captive of $93.5 million and $94.4 million at December 31, 2009 and 2008, respectively, is available to pay claims. The earnings from the investment of the cash of Sunrise Captive are used to reduce future costs of and pay the liabilities of the Sunrise Captive. Interest income in the Sunrise Captive was $0.7 million, $3.4 million and $3.5 million for 2009, 2008 and 2007, respectively.

Allowance for Doubtful Accounts

We provide an allowance for doubtful accounts on our outstanding receivables based on an analysis of collectability, including our collection history and generally do not require collateral to support outstanding balances.

Due from Unconsolidated Communities

Due from unconsolidated communities represents amounts due from unconsolidated ventures for development and management costs, including development fees, operating costs such as payroll and insurance costs, and management fees. Development costs are reimbursed when third-party financing is obtained by the venture. Operating costs are generally reimbursed within thirty days.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the lesser of the estimated useful lives of the related assets or the remaining lease term. Repairs and maintenance are charged to expense as incurred.

In conjunction with our historical acquisition of land and the development and construction of communities, pre-acquisition costs were expensed as incurred until we determined that the costs were directly identifiable with a specific property. The costs were then capitalized if the property was already acquired or the acquisition of the property was probable. Upon acquisition of the land, we commenced capitalization of all direct and indirect project costs clearly associated with the development and construction of the community. We expensed indirect costs as incurred that were not clearly related to projects. We charged direct costs to the projects to which they related. If a project was abandoned, we expensed any costs previously capitalized. We capitalized the cost of the corporate development department based on the time employees devoted to each project. We capitalized interest as described in "Capitalization of Interest Related to Development Projects" and other carrying costs to the project and the capitalization period continued until the asset was ready for its intended use or was abandoned.

We capitalized the cost of tangible assets used throughout the selling process and other direct costs, provided that their recovery was reasonably expected from future sales.

We ceased all development activities for owned assets at the end of 2008. Therefore, no development costs were capitalized for owned assets in 2009.

We review the carrying amounts of long-lived assets for impairment when indicators of impairment are identified. If the carrying amount of the long-lived asset (group) exceeds the undiscounted expected cash flows that are directly associated with the use and eventual disposition of the asset (group) we record an impairment charge to the extent the carrying amount of the asset exceeds the fair value of the assets. We determine the fair value of long-lived assets based upon valuation techniques that include prices for similar assets (group).

Assets Held for Sale

At December 31, 2009 and 2008, approximately $40.7 million and $49.1 million of assets, respectively, were held for sale. The majority of these assets are undeveloped land parcels and certain condominium units that were acquired through an acquisition. We classify an asset as held for sale when all of the following criteria are met:

- executive management has committed to a plan to sell the asset;

- the asset is available for immediate sale in its present condition;
- an active program to locate a buyer and other actions required to complete the sale have been initiated;
- the asset is actively being marketed; and
- the sale of the asset is probable and it is unlikely that significant changes to the sale plan will be made.

We classify land as held for sale when it is being actively marketed. For wholly owned operating communities, binding purchase and sale agreements are generally subject to substantial due diligence and historically these sales have not always been consummated. As a result, we generally do not believe that the "probable" criteria is met until the community is sold. Upon designation as an asset held for sale, we record the asset at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and we cease depreciation.

Real Estate Sales

We account for sales of real estate in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Property, Plant and Equipment Topic. For sales transactions meeting the requirements of the Topic for full accrual profit recognition, the related assets and liabilities are removed from the balance sheet and the gain or loss is recorded in the period the transaction closes. For sales transactions that do not meet the criteria for full accrual profit recognition, we account for the transactions in accordance with the methods specified in the ASC Property, Plant and Equipment Topic. For sales transactions that do not contain continuing involvement following the sale or if the continuing involvement with the property is contractually limited by the terms of the sales contract, profit is recognized at the time of sale. This profit is then reduced by the maximum exposure to loss related to the contractually limited continuing involvement. Sales to ventures in which we have an equity interest are accounted for in accordance with the partial sale accounting provisions as set forth in the Property, Plant and Equipment Topic.

For sales transactions that do not meet the full accrual sale criteria, we evaluate the nature of the continuing involvement and account for the transaction under an alternate method of accounting rather than full accrual sale, based on the nature and extent of the continuing involvement. Some transactions may have numerous forms of continuing involvement. In those cases, we determine which method is most appropriate based on the substance of the transaction.

In transactions accounted for as partial sales, we determine if the buyer of the majority equity interest in the venture was provided a preference as to cash flows in either an operating or a capital waterfall. If a cash flow preference has been provided, profit, including our development fee, is only recognizable to the extent that proceeds from the sale of the majority equity interest exceeds costs related to the entire property.

We also may provide guarantees to support the operations of the properties. If the guarantees are for an extended period of time, we apply the profit-sharing method and the property remains on the books, net of any cash proceeds received from the buyer. If support is required for a limited period of time, sale accounting is achieved and profit on the sale may begin to be recognized on the basis of performance of the services required when there is reasonable assurance that future operating revenues will cover operating expenses and debt service.

Under the profit-sharing method, the property portion of our net investment is amortized over the life of the property. Results of operations of the communities before depreciation, interest and fees paid to us is recorded as "(Loss) income from investments accounted for under the profit-sharing method" in the consolidated statements of operations. The net income from operations as adjusted is added to the investment account and losses are reflected as a reduction of the net investment. Distributions of operating cash flows to other venture partners are reflected as an additional expense. All cash paid or received by us is recorded as an adjustment to the net investment. The net investment is reflected in "Investments accounted for under the profit-sharing method" in the consolidated balance sheets. At December 31, 2009, we have two transactions accounted for under the profit-sharing method.

Capitalization of Interest Related to Development Projects

Interest is capitalized on real estate under development, including investments in ventures in accordance with ASC Interest Topic. The capitalization period commences when development begins and continues until the asset is ready for its intended use or the enterprise substantially suspends all activities related to the acquisition of the asset. We capitalize interest on our investment in ventures for which the equity therein is utilized to construct buildings and cease capitalizing interest on our equity investment when the first property in the portfolio commences operations. The amount of interest capitalized is based on the stated interest rates, including amortization of deferred financing costs. The calculation includes interest costs that theoretically could have been avoided, based on specific borrowings to the extent there are specific borrowings. When project specific borrowings do not exist or are less than the amount of qualifying assets, the calculation for such excess uses a weighted average of all other debt outstanding. We had no real estate under development at the end of 2009. Interest capitalized in 2009 was $0.5 million.

Intangible Assets

We capitalize costs incurred to acquire management, development and other contracts. In determining the allocation of the purchase price to net tangible and intangible assets acquired, we make estimates of the fair value of the tangible and intangible assets using information obtained as a result of pre-acquisition due diligence, marketing, leasing activities and independent appraisals.

Intangible assets are valued using expected discounted cash flows and are amortized using the straight-line method over the remaining contract term, generally ranging from one to 30 years. The carrying amounts of intangible assets are reviewed for impairment when indicators of impairment are identified. If the carrying amount of the asset (group) exceeds the undiscounted expected cash flows that are directly associated with the use and eventual disposition of the asset (group), an impairment charge is recognized to the extent the carrying amount of the asset exceeds the fair value.

Investments in Unconsolidated Communities

We hold a minority equity interest in ventures established to develop or acquire and own senior living communities. Those ventures are generally limited liability companies or limited partnerships. Our equity interest in these ventures generally ranges from 10% to 50%.

In accordance with ASC Consolidation Topic, we review all of our ventures to determine if they are variable interest entities ("VIEs") and require consolidation. If a venture is a VIE, it is consolidated by the primary beneficiary, which is the variable interest holder that absorbs the majority of the venture's expected losses, receives a majority of the venture's expected residual returns, or both. At December 31, 2009, we consolidated one VIE where we are the primary beneficiary.

In accordance with ASC Consolidation Topic, the general partner or managing member of a venture consolidates the venture unless the limited partners or other members have either (1) the substantive ability to dissolve the venture or otherwise remove the general partner or managing member without cause or (2) substantive participating rights in significant decisions of the venture, including authorizing operating and capital decisions of the venture, including budgets, in the ordinary course of business. We have reviewed all ventures that are not VIEs where we are the general partner or managing member and have determined that in all cases the limited partners or other members have substantive participating rights such as those set forth above and, therefore, no ventures are consolidated.

For ventures not consolidated, we apply the equity method of accounting in accordance with ASC Investments – Equity Method and Joint Ventures Topic. Equity method investments are initially recorded at cost and subsequently are adjusted for our share of the venture's earnings or losses and cash distributions. In accordance with this Topic, the allocation of profit and losses should be analyzed to determine how an increase or decrease in net assets of the venture (determined in conformity with GAAP) will affect cash payments to the investor over the life of the venture and on its liquidation. Because certain venture agreements contain preferences with regard to cash flows from operations, capital events and/or liquidation, we reflect our share of profits and losses by determining the difference between our "claim on the investee's book value" at the end and the beginning of the period. This claim is calculated as the amount that we would receive (or be obligated to pay) if the investee were to liquidate all of its assets at recorded amounts determined in accordance with GAAP and distribute the resulting cash to creditors and investors in accordance with their respective priorities. This method is commonly referred to as the hypothetical liquidation at book value method.

Our reported share of earnings is adjusted for the impact, if any, of basis differences between our carrying value of the equity investment and our share of the venture's underlying assets. We generally do not have future requirements to contribute additional capital over and above the original capital commitments, and therefore, we discontinue applying the equity method of accounting when our investment is reduced to zero barring an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after our share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

When the majority equity partner in one of our ventures sells its equity interest to a third party, the venture frequently refinances its senior debt and distributes the net proceeds to the equity partners. All distributions received by us are first recorded as a reduction of our investment. Next, we record a liability for any contractual or implied future financial support to the venture including obligations in our role as a general partner. Any remaining distributions are recorded as "Sunrise's share of earnings and return on investment in unconsolidated communities" in the consolidated statements of operations.

We evaluate realization of our investment in ventures accounted for using the equity method if circumstances indicate that our investment is other than temporarily impaired.

Deferred Financing Costs

Costs incurred in connection with obtaining permanent financing for our consolidated communities are deferred and amortized over the term of the financing using the effective interest method. Deferred financing costs are included in "Other assets" in the consolidated balance sheets.

Loss Reserves For Certain Self-Insured Programs

We offer a variety of insurance programs to the communities we operate. These programs include property insurance, general and professional liability insurance, excess/umbrella liability insurance, crime insurance, automobile liability and physical damage insurance, workers' compensation and employers' liability insurance and employment practices liability insurance (the "Insurance Program"). Substantially all of the communities we operate participate in the Insurance Program are charged their proportionate share of the cost of the Insurance Program.

We utilize large deductible blanket insurance programs in order to contain costs for certain of the lines of insurance risks in the Insurance Program including workers' compensation and employers' liability risks, automobile liability risk, employment practices liability risk and general and professional liability risks ("Self-Insured Risks"). The design and purpose of a large deductible insurance program is to reduce overall premium and claim costs by internally financing lower cost claims that are more predictable from year to year, while buying insurance only for higher-cost, less predictable claims.

We have self-insured a portion of the Self-Insured Risks through the Sunrise Captive. The Sunrise Captive issues policies of insurance to and receives premiums from us that are reimbursed through expense allocation to each operated community. The Sunrise Captive pays the costs for each claim above a deductible up to a per claim limit. Third-party insurers are responsible for claim costs above this limit. These third-party insurers carry an A.M. Best rating of A-/VII or better.

We record outstanding losses and expenses for all Self-Insured Risks and for claims under insurance policies based on management's best estimate of the ultimate liability after considering all available information, including expected future cash flows and actuarial analyses. We believe that the allowance for outstanding losses and expenses is appropriate to cover the ultimate cost of losses incurred at December 31, 2009, but the allowance may ultimately be settled for a greater or lesser amount. Any subsequent changes in estimates are recorded in the period in which they are determined and will be shared with the communities participating in the insurance programs based on the proportionate share of any changes.

Employee Health and Dental Benefits

We offer employees an option to participate in our self-insured health and dental plans. The cost of our employee health and dental benefits, net of employee contributions, is shared between us and the communities based on the respective number of participants working either at our corporate headquarters or at the communities. Funds collected are used to pay the actual program costs including estimated annual claims, third-party administrative fees, network provider fees, communication costs, and other related administrative costs incurred by us. Claims are paid as they are submitted to the plan administrator. We also record a liability for outstanding claims and claims that have been incurred but not yet reported. This liability is based on the historical claim reporting lag and payment trends of health insurance claims. We believe that the liability for outstanding losses and expenses is adequate to cover the ultimate cost of losses incurred at December 31, 2009, but actual claims may differ. Any subsequent changes in estimates are recorded in the period in which they are determined and will be shared with the communities participating in the program based on their proportionate share of any changes.

Continuing Care Agreements

We lease communities under operating leases and own communities that provide life care services under various types of entrance fee agreements with residents ("Entrance Fee Communities" or "Continuing Care Retirement Communities"). Residents of Entrance Fee Communities are required to sign a continuing care agreement with us. The care agreement stipulates, among other things, the amount of all entrance and monthly fees, the type of residential unit being provided, and our obligation to provide both health care and non-health care services. In addition, the care agreement provides us with the right to increase future monthly fees. The care agreement is terminated upon the receipt of a written termination notice from the resident or the death of the resident. Refundable entrance fees are returned to the resident or the resident's estate depending on the form of the agreement either upon re-occupancy or termination of the care agreement.

When the present value of estimated costs to be incurred under care agreements exceeds the present value of estimated revenues, the present value of such excess costs is accrued. The calculation assumes a future increase in the monthly revenue commensurate with the monthly costs. The calculation currently results in an expected positive net present value cash flow and, as such, no liability was recorded as of December 31, 2009 or December 31, 2008.

Refundable entrance fees are primarily non-interest bearing and, depending on the type of plan, can range from between 30% to 100% of the total entrance fee less any additional occupant entrance fees. As these obligations are considered security deposits, interest is not imputed on these obligations. Deferred entrance fees were $33.2 million and $35.3 million at December 31, 2009 and 2008, respectively.

Non-refundable portions of entrance fees are deferred and recognized as revenue using the straight-line method over the actuarially determined expected term of each resident's contract.

Accounting for Guarantees

Guarantees entered into in connection with the sale of real estate often prevent us from either accounting for the transaction as a sale of an asset or recognizing in earnings the profit from the sale transaction. Guarantees not entered into in connection with the sale of real estate are considered financial instruments. For guarantees considered financial instruments we recognize at the inception of a guarantee or the date of modification, a liability for the fair value of the obligation undertaken in issuing a guarantee. On a quarterly basis, we evaluate the estimated liability based on the operating results and the terms of the guarantee. If it is probable that we will be required to fund additional amounts than previously estimated a loss is recorded. Fundings that are recoverable as a loan from a venture are considered in the determination of the contingent loss recorded. Loan amounts are evaluated for impairment at inception and then quarterly.

Asset Retirement Obligations

In accordance with ASC Asset Retirement and Environmental Obligations Topic we record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated.

Certain of our operating real estate assets contain asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations, and we have no current plans to remove the asbestos. When, and if, these properties are demolished, certain environmental regulations are in place which specify the manner in which the asbestos must be handled and disposed of. Because the obligation to remove the asbestos has an indeterminable settlement date, we are not able to reasonably estimate the fair value of this asset retirement obligation.

In addition, certain of our long-term ground leases include clauses that may require us to dispose of the leasehold improvements constructed on the premises at the end of the lease term. These costs, however, are not estimable due to the range of potential settlement dates and variability among properties. Further, the present value of the expected costs is insignificant as the remaining term of each of the leases is fifty years or more.

Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. We record the current year amounts payable or refundable, as well as the consequences of events that give rise to deferred tax assets and liabilities based on differences in how these events are treated for tax purposes. We base our estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, business plans and other expectations about future outcomes. We provide a valuation allowance against the net deferred tax assets when it is more likely than not that sufficient taxable income will not be generated to utilize the net deferred tax assets.

Revenue Recognition

"Management fees" is comprised of fees from management contracts for operating communities owned by unconsolidated ventures and third parties, which consist of base management fees and incentive management fees. The management fees are generally between five and eight percent of a managed community's total operating revenue. Fees are recognized in the month they are earned in accordance with the terms of the management contract.

"Resident fees from consolidated communities" are recognized monthly as services are provided. Agreements with residents are generally for a term of one year and are cancelable by residents with 30 days notice.

"Ancillary services" is comprised of fees for providing care services to residents of certain communities owned by ventures and fees for providing home health assisted living services.

"Professional fees from development, marketing and other" is comprised of fees received for services provided prior to the opening of an unconsolidated community. Our development fees related to building design and construction oversight are recognized using the percentage-of-completion method and the portion related to marketing services is recognized on a straight-line basis over the estimated period the services are provided. The cost-to-cost method is used to measure the extent of progress toward completion for purposes of calculating the percentage-of-completion portion of the revenues.

"Reimbursed costs incurred on behalf of managed communities" is comprised of reimbursements for expenses incurred by us, as the primary obligor, on behalf of communities operated by us under long-term management agreements. Revenue is recognized when we incur the related costs. If we are not the primary obligor, certain costs, such as interest expense, real estate taxes, depreciation, ground lease expense, bad debt expense and cost incurred under local area contracts, are not included. The related costs are included in "Costs incurred on behalf of managed communities".

We considered the indicators in ASC Revenue Recognition Topic, in making our determination that revenues should be reported gross versus net. Specifically, we are the primary obligor for certain expenses incurred at the communities, including payroll costs, insurance and items such as food and medical supplies purchased under national contracts entered into by us. We, as manager, are responsible for setting prices paid for the items underlying the reimbursed expenses, including setting pay-scales for our employees. We select the supplier of goods and services to the communities for the national contracts that we enter into on behalf of the communities. We are responsible for the scope, quality and extent of the items for which we are reimbursed. Based on these indicators, we have determined that it is appropriate to record revenues gross versus net.

Stock-Based Compensation

We record compensation expense for our employee stock options, restricted stock awards, and employee stock purchase plan in accordance with ASC Equity Topic. This Topic requires that all share-based payments to employees be recognized in the consolidated statements of operations based on their grant date fair values with the expense being recognized over the requisite service period. We use the Black-Scholes model to determine the fair value of our awards at the time of grant.

Foreign Currency Translation

Our reporting currency is the U.S. dollar. Certain of our subsidiaries' functional currencies are the local currency of their respective country. In accordance with ASC Foreign Currency Matters Topic, balance sheets prepared in their functional currencies are translated to the reporting currency at exchange rates in effect at the end of the accounting period except for stockholders' equity accounts and intercompany accounts with consolidated subsidiaries that are considered to be of a long-term nature, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of the translation is included in "Accumulated other comprehensive income" in the consolidated balance sheets. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange at the balance sheet date. All differences are recorded to the statement of operations.

Advertising Costs

We expense advertising as incurred. Total advertising expense for the years ended December 31, 2009, 2008 and 2007 was $4.1 million, $4.3 million and $4.2 million, respectively.

Legal Contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We record an accrual for loss contingencies when a loss is probable and the amount of the loss can be reasonably estimated. We review these accruals quarterly and make revisions based on changes in facts and circumstances.

Reclassifications

Certain amounts have been reclassified to conform to the current year presentation. The majority of the reclassification are to discontinued operations which includes our German communities which we began marketing for sale in 2009, our Greystone subsidiary sold in 2009, 24 sold communities of which 22 were sold in 2009 and two in 2008, one community closed in 2009 and our Trinity subsidiary which ceased operations in 2008 and for which we have no continuing involvement.

New Accounting Standards

We adopted the following provisions of the ASC at the beginning of 2009:

We adopted new provisions of ASC Fair Value Measurements Topic for non-financial assets and liabilities. We had previously adopted the other provisions of fair value measurement for financial assets and liabilities beginning in 2008. The provisions are required to be applied prospectively as of the beginning of the first fiscal year in which the provisions are applied. Adoption of these provisions of the ASC did not have a material impact on our reported consolidated financial position, results of operations or cash flows.

We adopted new provisions of the ASC Business Combination Topic beginning in 2009. These provisions require most identifiable assets, liabilities, non-controlling interests and goodwill acquired in business combinations to be recorded at "full fair value." Transaction costs are no longer to be included in the measurement of the business acquired and instead should be expensed as incurred. These provisions apply prospectively to business combinations occurring on or after January 2009.

We adopted new provisions of the ASC Consolidation Topic. These provisions establish new accounting and reporting requirements for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, these provisions require the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements separate from the parent's equity. The amount of net income attributable to the non-controlling interest is now included in consolidated net income on the face of the income statement. The provisions also clarify that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions. In addition, the provisions require that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. The provisions also include expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. Adoption of the provisions under the Consolidation Topic regarding non-controlling interests on January 1, 2009 did not have a material impact on our reported consolidated financial position, results of operations or cash flows.

We adopted provisions of the ASC Derivative and Hedging Topic which provides guidance on certain disclosures about credit derivatives and certain guarantees. Adoption of these provisions did not have a material impact on our reported consolidated financial position, results of operations or cash flows.

We adopted provisions of the ASC Investments – Equity Method and Joint Venture Topic. The intent of these provisions is to clarify the accounting for certain transactions and impairment considerations related to equity method investments. The adoption of these provisions did not have a material impact on our reported consolidated financial position, results of operations or cash flows.

In the second quarter of 2009, we adopted the following provisions of the ASC, none of which had a material impact on our reported consolidated financial position, results of operations or cash flows:

ASC Investments – Debt and Equity Securities Topic modifies the other-than-temporary impairment guidance for debt securities through increased consistency in the timing of impairment recognition and enhanced disclosures related to the credit and non-credit components of impaired debt securities that are not expected to be sold. In addition, increased disclosures are required for both debt and equity securities regarding expected cash flows, credit losses, and an aging of securities with unrealized losses.

ASC Financial Instruments Topic requires fair value disclosures for financial instruments that are not reflected in the consolidated balance sheets at fair value. Prior to these provisions, the fair values of those assets and liabilities were disclosed only once each year. With the adoption of these provisions, we are now required to disclose this information on a quarterly basis, providing quantitative and qualitative information about fair value estimates for all financial instruments not measured in the consolidated balance sheets at fair value.

ASC Fair Value Measurements Topic clarifies the methodology used to determine fair value when there is no active market or where the price inputs being used represent distressed sales. These provisions also reaffirm the objective of fair value measurement, which is to reflect how much an asset would be sold for in an orderly transaction. They also reaffirm the need to use judgment to determine if a formerly active market has become inactive, as well as to determine fair values when markets have become inactive.

ASC Subsequent Events Topic establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued.

In the third quarter of 2009, we adopted the ASC as the single source of authoritative nongovernmental generally accepted accounting principles. The adoption of the ASC did not have a material impact on our consolidated financial position, results of operations or cash flows.

In the third quarter of 2009, the FASB issued Accounting Standards Update ("ASU") 2009-05, *Fair Value Measurements and Disclosures (Topic 820) - Measuring Liabilities at Fair Value* ("ASU 2009-05"). ASU 2009-05 amends the Fair Value Measurement Topic by providing additional guidance clarifying the measurement of liabilities at fair value including how the price of a traded debt security should be considered in estimating the fair value of the issuer's liability. ASU 2009-05 is effective for us for the fourth quarter of 2009. ASU 2009-05 did not have a material impact on our consolidated financial position, results of operations or cash flows.

Future Adoption of Accounting Standards

In the second quarter 2009, the FASB issued ASU 2009-17, *Consolidations (Topic 810) Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*. ASU 2009-17 requires an analysis to be performed to determine whether a variable interest entity gives an enterprise a controlling financial interest in a variable interest entity. The analysis identifies the primary beneficiary of a variable interest entity. Additionally, ASU 2009-17 requires ongoing assessments as to whether an enterprise is the primary beneficiary and eliminates the quantitative approach in determining the primary beneficiary. ASU 2009-17 is effective for us January 1, 2010. We do not believe that ASU 2009-17 will have a material impact on our consolidated financial position, results of operations or cash flows.

In the fourth quarter of 2009, the FASB issued ASU 2009-13, *Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements* ("ASU 2009-13"). It requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. It eliminated the use of the residual method of allocation and requires the relative-selling-price method in all circumstances in which an entity recognized revenue for an arrangement with multiple deliverables subject to ASU 605-25. It no longer requires third party evidence. ASU 2009-13 is effective for us for the year beginning January 1, 2011. We are currently evaluating whether ASU 2009-13 will have a material impact on our consolidated financial position, results of operations or cash flows.

3. Fair Value Measurements

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The ASC Fair Value Measurements Topic established a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels. These levels, in order of highest priority to lowest priority, are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs that are used when little or no market data is available.

Auction Rate Securities, Marketable Securities and Interest Rate Caps

The following table details the auction rate securities and marketable securities measured at fair value as of December 31, 2009 (in thousands):

		Fair Value Measurements at Reporting Date Using		
Asset	**December 31, 2009**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Auction rate securities	$ 18,686	$ -	$ -	$ 18,686
Marketable securities	2,311	2,311	-	-
	$ 20,997	$ 2,311	$ -	$ 18,686

At December 31, 2009, we held investments in three Student Loan Auction-Rate Securities ("SLARS"), two with a face amount of $8.0 million each and one with a face amount of $6.1 million, for a total of $22.1 million. These SLARS are issued by non-profit corporations and their proceeds are used to purchase portfolios of student loans. The SLARS holders are repaid from cash flows resulting from the student loans in a trust estate. The student loans are 98% guaranteed by the Federal government against default. The interest rates for these SLARS are reset every 7 to 35 days. The interest rates at December 31, 2009 ranged from 0.26% to 0.50%. Uncertainties in the credit markets have prevented us and other investors from liquidating auction rate securities. We classify our investments in auction rate securities as trading securities and carry them at fair value. The fair value of the securities at December 31, 2009 was determined to be $18.7 million and we recorded unrealized and realized gains (losses) of $3.6 million and $(7.8) million in 2009 and 2008, respectively.

Due to the lack of actively traded market data, the valuation of these securities was based on Level 3 unobservable inputs. These inputs include an analysis of sales discounts realized in the secondary market, as well as assumptions about risk after considering recent events in the market for auction rate securities. The discount range of SLARS in the secondary market ranged from 16% to 43% at December 31, 2009 with an average SLARS discount on closed deals of 20% at December 31, 2009.

During 2009, $8.8 million of our auction rate securities were called and redeemed at par and $8.0 million were sold at a discount of 10% of par. As a result, we recognized a gain on the redemption and sale of those securities of $2.6 million. Approximately $8.4 million of the proceeds were used to repay the margin loan related to the SLARS, refer to Note 10.

The following table reconciles the beginning and ending balances for the auction rates securities using fair value measurements based on significant unobservable inputs for 2009 (in thousands):

	Auction Rate Securities
Beginning balance - 1/1/09	$ 31,080
Total gains	3,556
Sales	(7,200)
Redemptions	(8,750)
Ending balance - 12/31/09	$ 18,686

At December 31, 2009, we had an investment in marketable securities related to a consolidated entity in which we have control but no ownership interest. The fair value of the investment was approximately $2.3 million at December 31, 2009. The valuation was based on Level 1 inputs.

German Assets Held for Sale, Assets Held for Sale and Assets Held and Used

German Assets Held for Sale

The German assets held for sale at December 31, 2009 consists of the following (in thousands):

	December 31, 2009
Cash and cash equivalents	$ 542
Accounts receivable, net	3,112
Property and equipment, net	100,937
Prepaid and other assets	129
German assets held for sale	$ 104,720
Accounts payable and accrued expenses	$ 12,632

Assets Held for Sale

Other assets held for sale with a lower of carrying value or fair value less estimated costs to sell consists of the following (in thousands):

	December 31, 2009	December 31, 2008
Land	$ 33,801	$ 46,018
Closed community	2,514	-
Condominium units	4,343	3,058
Assets held for sale	$ 40,658	$ 49,076

In 2009, we recorded certain land parcels (including two closed construction sites), a condominium project and a closed property as held for sale at the lower of their carrying value or fair value less estimated costs to sell. We used appraisals, bona fide offers, market knowledge and broker opinions of value to determine fair value. As the carrying value of some of the assets was in excess of the fair value less estimated costs to sell, we recorded a charge of $4.5 million which is included in operating expenses under impairment of long-lived assets. At the end of 2009, seven land parcels classified as assets held for sale had been held for sale for over a year. Therefore, the requirements to be classified as held for sale are not being met and the assets have been re-classified to held and used as of December 31, 2009. However, we continue to market these land parcels for sale.

Assets Held and Used

In 2009, we recorded impairment charges of $24.9 million related to certain operating communities that are held and used as the carrying value of these assets was in excess of the fair value. We used appraisals, recent sale and a cost of capital rate to the communities' average net income to estimate fair value of all of these assets. We subsequently sold 21 operating communities that were classified as assets held and used and the $22.6 million impairment charge related to certain of these communities is included in discontinued operations. The remaining $2.3 million impairment charges are included in operating expenses under impairment of owned communities and land parcels.

In 2009, we also recorded impairment charges of $24.9 million for certain land parcels held and used as the carrying value of these assets was in excess of the fair value. We used appraisals, bona fide offers, market knowledge and brokers' opinions of value to determine fair value. The charges are included in operating expenses under impairment of owned communities and land parcels.

Fair Value Measurements of German Assets Held for Sale, Assets Held for Sale and Assets Held and Used

Upon designation as assets held for sale, we recorded the assets at the lower of carrying value or their fair value less estimated costs to sell. The following table details only assets held for sale and assets held and used where fair value was lower than the carrying value and an impairment loss was recorded (in thousands):

Asset	December 31, 2009	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairment Losses
German assets held for sale	$ 83,309	$ -	$ -	$ 83,309	$ (49,885)
Other assets held for sale	33,000	-	-	33,000	(4,462)
Assets held and used	29,587	-	-	29,587	(49,862)
	$ 145,896	$ -	$ -	$ 145,896	$ (104,209)

Other Fair Value Information

Cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses, equity investments and other current assets and liabilities are carried at amounts which reasonably approximate their fair values. At December 31, 2009, the carrying amount of our cost method investment is $5.5 million. The fair value of the cost method investment was not estimated as there were no events or changes in circumstances that may have a significant adverse effect on the fair value of the investment, and we determined that it is not practicable to estimate the fair value of the investment.

The fair value of our debt has been estimated based on current rates offered for debt with the same remaining maturities and comparable collateralizing assets. Changes in assumptions or methodologies used to make estimates may have a material effect on the estimated fair value. We have applied Level 2 and Level 3 type inputs to determine the estimated fair value of our debt. Note that debt is reflected on the face of our consolidated balance sheets at the stated value, except for the German debt which was initially recorded at fair value at September 1, 2008. The following table details by category the principal amount, the average interest rate and the estimated fair market value of our debt (in thousands):

	Fixed Rate Debt	Variable Rate Debt
Total Carrying Value	$ 1,365	$ 438,854
Average Interest Rate	6.67%	2.85%
Estimated Fair Market Value	$ 1,365	$ 375,614

Disclosure about fair value of financial instruments is based on pertinent information available to us at December 31, 2009.

4. Allowance for Doubtful Accounts

Allowance for doubtful accounts consists of the following (in thousands):

	Accounts Receivable	Other Assets	Total
Balance January 1, 2006	$ 7,504	$ 8,000	$ 15,504
Provision for doubtful accounts (1)	9,564	-	9,564
Write-offs	(4,708)	-	(4,708)
Balance December 31, 2007	12,360	8,000	20,360
Provision for doubtful accounts (1)	24,164	-	24,164
Write-offs	(1,491)	-	(1,491)
Balance December 31, 2008	35,033	8,000	43,033
Provision for doubtful accounts (1)	14,931	-	14,931
Write-offs	(25,900)	(8,000)	(33,900)
Balance December 31, 2009 (1)	$ 24,064	$ -	$ 24,064

(1) Includes provision associated with discontinued operations.

5. Property and Equipment

Property and equipment consists of the following (in thousands):

	Asset Lives	December 31, 2009	December 31, 2008
Land and land improvements	15 years	$ 75,595	$ 130,806
Building and building improvements	40 years	217,764	473,732
Furniture and equipment	3-10 years	140,024	179,635
		433,383	784,173
Less: Accumulated depreciation		(146,638)	(191,718)
		286,745	592,455
Capitalized project costs		1,311	88,897
Property and equipment, net		$ 288,056	$ 681,352

Depreciation expense was $31.8 million, $30.5 million and $27.2 million in 2009, 2008 and 2007, respectively.

In 2009, we sold 21 non-core communities with a net book value of $142.5 million for an aggregate purchase price of $204 million. We recorded a gain of approximately $48.9 million after a deduction of $5.0 million related to potential future indemnification obligations which expire in November 2010. We reclassed $100.9 million of property and equipment, net to German Assets Held for Sale. We recorded impairment charges of $49.9 million related to the German assets, another $49.9 million related to assets held and used and $4.5 million related to assets held for sale. Refer to Note 3.

During 2008, we recorded impairment charges of $19.3 million related to five communities in the U.S., $5.2 million related to two communities in Germany and $12.0 million related to land parcels that were no longer expected to be developed. During 2007, we recorded an impairment charge of $7.6 million related to two communities in the U.S.

6. Sales of Real Estate

Total gains (losses) on sale recognized are as follows (in millions):

	December 31, 2009	December 31, 2008	December 31, 2007
Properties accounted for under basis of performance of services	$ 10.5	$ 9.6	$ 3.6
Properties accounted for previously under financing method	-	0.5	32.8
Properties accounted for previously under deposit method	3.4	0.9	52.4
Properties accounted for under the profit-sharing method	8.9	6.7	-
Land and community sales	(0.4)	(0.9)	5.7
Condominium sales	(1.0)	1.0	-
Sales of equity interests and other sales	0.3	(0.4)	10.6
Total gains on the sale and development of real estate and equity interests	$ 21.7	$ 17.4	$ 105.1

Basis of Performance of Services

During the years ended December 31, 2009, 2008 and 2007, we sold majority membership interests in entities owning partially developed land or sold partially developed land to ventures with none, four and three underlying communities, respectively, for zero, $78.7 million and $13.9 million, net of transaction costs, respectively. In connection with the transactions, we provided guarantees to support the operations of the underlying communities for a limited period of time. In addition, we operate the communities under long-term management agreements upon opening. Due to our continuing involvement, all gains on the sale and fees received after the sale are initially deferred. Any fundings under the cost overrun guarantees and the operating deficit guarantees are recorded as a reduction of the deferred gain. Gains and development fees are recognized on the basis of performance of the services required. As the result of the deferral of gains on sale and fees received after the sale, additional deferred gains of $2.3 million, $8.5 million and $5.3 million were recorded in 2009, 2008 and 2007, respectively. Gains of $7.6 million, $4.9 million and $3.6 million were recognized in 2009, 2008 and 2007, respectively.

In 2008, in connection with the sale of a majority membership interest in an entity which owned an operating community, we provided a guarantee to support the operations of the property for a limited period of time. Due to this continuing involvement, the gain on sale totaling approximately $8.7 million was initially deferred and is being recognized using the basis of performance of services method. We recorded gains of $2.9 million and $4.7 million in 2009 and 2008, respectively.

Financing Method

In 2004, we sold majority membership interests in two entities which owned partially developed land to two separate ventures. In conjunction with these two sales, we had an option to repurchase the communities from the venture at an amount that was higher than the sales price. At the date of sale, it was likely that we would repurchase the properties, and as a result the financing method of accounting was applied. In 2007, the two separate ventures were recapitalized and merged into one new venture. Per the terms of the transaction, we no longer had an option to repurchase the communities. Thus, there were no longer any forms of continuing involvement that would preclude sale accounting and a gain on sale of $32.8 million was recognized in 2007. Also, as part of the 2007 transaction, we indemnified the buyer for a period of 12 months against any losses up to $1 million. An additional gain of $0.5 million was recognized in 2008 when the indemnification period expired.

Deposit Method

During 2003, we sold a portfolio of 13 operating communities and five communities under development for approximately $158.9 million in cash, after transaction costs, which was approximately $21.5 million in excess of our capitalized costs. In connection with the transaction, we agreed to provide support to the buyer if the cash flows from the communities were below a stated target. The guarantee expired at the end of the 18th full calendar month from the date on which all permits and licenses necessary for the admittance of residents had been obtained for the last development property. The last permits were obtained in January 2006 and the guarantee expired in July 2007. We recorded a gain of $52.5 million upon the expiration of the guarantee in 2007. In 2009 and 2008, the buyer reimbursed us for some of the income support payments previously made. We recorded additional gains of $3.4 million and $0.9 million in 2009 and 2008, respectively, relating to these reimbursements.

Relevant details are as follows (in thousands):

	December 31, 2007
Properties subject to sales contract, net	$ -
Deposits related to properties subject to a sales contract	-
Depreciation expense	4,876
Development fees received, net of costs	-
Management fees received	2,331

Installment Method

In 2009, we sold a wholly owned community to an unrelated third party for approximately $2.0 million. We received $0.3 million in cash and a note receivable for $1.7 million when the transaction closed. The cash received did not meet the minimum initial investment required to adequately demonstrate the buyer's commitment to purchase this type of asset. Therefore, we have applied the installment method of accounting to this transaction. Under the installment method, the seller recognizes a sale of real estate. However, profit is recognized on a reduced basis. As of December 31, 2009, we have received $0.2 million of the amount outstanding on the note receivable, recognizing a total gain of $0.5 million in 2009. This community sale is included in discontinued operations as we have no continuing involvement.

Investments Accounted for Under the Profit-Sharing Method, net

During 2009, a guarantee we provided in conjunction with the sale of three communities in 2004 expired. The guarantee stated that we would make monthly payments to the buyer equal to the amount by which a net operating income target exceeded actual net operating income for the communities until a certain coverage ratio was reached. In 2004, we had concluded that the guarantee would be for an extended period of time and applied the profit-sharing method of accounting. Upon the expiration of the guarantee, we recorded a gain of approximately $8.9 million.

During 2008, we completed the recapitalization of a venture with two underlying properties that was initially sold in 2004. As a result of this recapitalization, the guarantees that required us to use the profit-sharing method of accounting for our previous sale of real estate in 2004 were released and we recorded a gain on sale of approximately $6.7 million.

We currently apply the profit-sharing method to two transactions that occurred in 2006 where we sold a majority interest in two separate entities related to a partially developed condominium project as we provided guarantees to support the operations of the entities for an extended period of time. In conjunction with the development agreement for this project, we agreed to be responsible for actual project costs in excess of budgeted project costs of more than $10.0 million (subject to certain limited exceptions). The $10.0 million is recoverable as a loan from the ventures. Through December 31, 2009, we have paid $51.2 million in cost overruns. Construction of this project is now complete. Our investment carrying value at December 31, 2009 is $11.0 million for the two ventures, which includes our $10.0 million recoverable loan and advances we have made to the ventures. We recorded a loss of $13.6 million from the two ventures in 2009. The pace of sales of condominium units and prices could impact the recovery of our investment carrying value. The weak economy in the Washington, D.C. area will require us to implement more aggressive marketing and sales plans. No assurance can be given that additional pre-tax charges will not be required in subsequent periods with respect to this condominium venture.

Relevant details are as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Revenue	$ 14,219	$ 16,635	$ 23,791
Operating expenses	(18,849)	(11,459)	(15,301)
Interest expense	(6,195)	(597)	(2,149)
Impairment loss	(1,146)	-	-
(Loss) income from operations before depreciation	(11,971)	4,579	6,341
Depreciation expense	1,489	-	-
Distributions to other investors	(2,326)	(5,908)	(6,319)
(Loss) income from investments accounted for under the profit-sharing method	$ (12,808)	$ (1,329)	$ 22
Investments accounted for under the profit-sharing method, net	$ 11,031	$ 13,673	$ (51,377)
Amortization expense on investments accounted for under the profit-sharing method	$ 363	$ 987	$ 1,800

Land and Community Sales

During 2009, 2008 and 2007, we sold one, four and three pieces of undeveloped land, respectively. We recognized (losses) gains of $(0.4) million, $(0.9) million and $5.7 million, in 2009, 2008 and 2007, respectively, related to these land sales.

In addition, in 2009, we sold 21 non-core assisted living communities, located in 11 states, to Brookdale Senior Living, Inc. for an aggregate purchase price of $204 million. At closing, we received approximately $59.6 million in net proceeds after we paid or the purchaser assumed approximately $134.1 million of mortgage loans, the posting of required escrows, various prorations and adjustments, and payments of expenses by us, recognizing a gain of $48.9 million. This gain was after a reduction of $5.0 million related to potential future indemnification obligations which expire in November 2010. In 2008, we sold two communities for approximately $3.3 million in cash after transaction costs. There were no forms of continuing involvement that precluded sale accounting or gain recognition for all these sales. These community sales are included in discontinued operations as we have no continuing involvement.

Condominium Sales

In 2006, we acquired the long-term management contracts of two San Francisco Bay area continuing care retirement communities ("CCRC") and the ownership of one community. As part of the acquisition, we also received ten vacant condominium units from the seller that we could renovate and sell. In 2007, we purchased an additional 37 units. Of the 47 units acquired, three were converted into a fitness center for the community, 14 were converted into seven double units and three were converted into a triple unit. In 2009 and 2008, we sold nine and nine, respectively, of the 35 renovated units and recognized (losses) gains on those sales totaling $(1.0) million and $1.0 million, respectively.

Sales of Equity Interests

During 2009, 2008 and 2007, we sold our equity interest in one, one and four ventures, respectively, whose underlying asset is real estate. In accordance with ASC Property, Plant and Equipment Topic, the sale of an investment in the form of a financial asset that is in substance real estate should be accounted for in accordance with this Topic. For all of the transactions, we did not provide any forms of continuing involvement that would preclude sale accounting or gain recognition. We recognized losses or gains on sale of zero, $(0.4) million and $10.6 million, respectively, related to these sales.

7. Variable Interest Entities

Generally accepted accounting principles requires that a VIE, defined as an entity subject to consolidation according to the provisions of the ASC Consolidation Topic, must be consolidated by the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns or both. We perform a qualitative and quantitative analysis using the methodology as described under the ASC Consolidation Topic to calculate expected losses to determine if the entity is a VIE. If the entity is a VIE, we determine which party has the greater variability and is the primary beneficiary. At December 31, 2009, we are the primary beneficiary of one VIE and therefore consolidate that entity.

VIEs where Sunrise is the Primary Beneficiary

We have a management agreement with a not-for-profit corporation established to own and operate a continuing care retirement community ("CCRC") in New Jersey. This entity is a VIE. The CCRC contains a 60-bed skilled nursing unit, a 32-bed assisted living unit, a 27-bed Alzheimer's care unit and 252 independent living apartments. We have included $18.1 million and $19.2 million, respectively, of net property and equipment and debt of $23.2 million and $23.9 million, respectively, in our 2009 and 2008 consolidated balance sheets for this entity. The majority of the debt is bonds that are secured by a pledge of and lien on revenues, a letter of credit with Bank of New York and by a leasehold mortgage and security agreement. We guarantee the letter of credit. Proceeds from the bonds' issuance were used to acquire and renovate the CCRC. In 2009 and 2008, we guaranteed $21.9 million and $22.5 million, respectively, of the bonds. The entity has incurred losses and has experienced negative working capital for several years and has failed the debt service coverage ratio related to the bonds. Management fees earned by us were $0.6 million, $0.5 million and $0.5 million in 2009, 2008 and 2007, respectively. The management agreement also provides for reimbursement to us for all direct cost of operations. Payments to us for direct operating expenses and management fees were $11.1 million, $7.5 million and $4.2 million in 2009, 2008 and 2007, respectively. The entity obtains professional and general liability coverage through our affiliate, Sunrise Senior Living Insurance, Inc. The entity incurred $0.2 million per year for 2009, 2008 and 2007, related to the professional and general liability coverage. The entity also has a ground lease with us. Rent expense is recognized on a straight-line basis at $0.7 million per year. Deferred rent relating to this agreement is $6.1 million and $5.6 million at December 31, 2009 and 2008, respectively. These amounts are eliminated in our consolidated financial statements.

Beginning in September 2008, we consolidated the German communities as the venture was a VIE. In January 2009, we exercised our option and acquired a controlling interest of 94.9% in the German communities. In June 2009, we exercised our option and acquired the remaining 5.1% interest in our German communities therefore wholly owning those communities.

We previously consolidated six VIEs that were investment partnerships formed with third-party partners to invest capital in the pre-financing stage of Greystone projects. Five of these investment partnerships were sold as part of the Greystone transaction in March 2009 and we retained ownership in one which we deconsolidated as we are no longer affiliated with the general partner and do not control the entity. This entity was dissolved as of January 22, 2010. We owned 49.5% of the investment partnership with 50.5% owned by third parties. The purpose of the venture had been to develop a senior living community owned by a nonprofit entity.

VIEs Where We Are Not the Primary Beneficiary but Hold a Significant Variable Interest in the VIEs

In July 2007, we formed a venture with a third party to purchase six communities from our first U.K. development venture. The entity was financed with £187.6 million of debt. The venture also entered into a firm commitment to purchase 11 additional communities from our first U.K. development venture. As of December 31, 2009, the venture has 15 operating communities in the U.K. Our equity investment in the venture is zero at December 31, 2009. The line item "Due from unconsolidated communities" on our consolidated balance sheet contains $1.1 million due from the venture. Our maximum exposure to loss is our equity investment of zero. We calculated the maximum exposure to loss as the maximum loss (regardless of probability of being incurred) that we could be required to record in our statement of operations as a result of our involvement with the VIE.

In September 2006, a venture was formed to acquire and operate six senior living facilities located in Florida. We owned a 25% interest in the venture as managing member and our venture partner owned the remaining 75% interest. The venture was financed with $156 million of equity and $304 million of debt. In December 2008, the venture's debt was restructured and we entered into an agreement with our venture partner under which we agreed to resign as managing member of the venture and manager of the communities when we are released from various guarantees provided to the venture's lender. On April 30, 2009, we sold our equity interest in the venture and were released from all guarantee obligations. Our management contract was terminated on April 30, 2009. We received proceeds of approximately $4.8 million for our equity interest and our receivable from the venture for fundings under the operating deficit guarantees.

8. Intangible Assets and Goodwill

Intangible assets consist of the following (in thousands):

	Estimated Useful Life	December 31, 2009	December 31, 2008
Management contracts less accumulated amortization of $33,007 and $32,433	1 - 30 years	$ 48,464	$ 65,532
Leaseholds less accumulated amortization of $4,407 and $3,992	10 - 29 years	3,477	3,892
Other intangibles less accumulated amoritization of $898 and $763	1 - 40 years	1,083	1,218
		$ 53,024	$ 70,642

Amortization was $13.1 million, $11.3 million and $14.4 million in 2009, 2008 and 2007, respectively. Amortization is expected to be approximately $2.9 million, $2.9 million, $2.9 million, $2.8 million and $2.8 million in 2010, 2011, 2012, 2013 and 2014, respectively.

Goodwill was $39.0 million at December 31, 2008 and related to the acquisition of Greystone. Greystone was sold in 2009. Refer to Note 7.

In 2008 and 2007, we recorded an impairment charge of $9.8 million and $56.7 million related to our Trinity goodwill and related intangible assets. Trinity ceased operations in December 2008. This impairment charge is recorded in discontinued operations. In 2008, we also recorded an impairment charge of $121.8 million related to all the goodwill for our North American business segment which resulted from our acquisitions of Marriott Senior Living, Inc. in 2003 and Karrington Health, Inc. in 1999. The impairment was recorded as the fair value of the North American business and was determined to be less than the fair value of the net tangible assets and identifiable intangible assets.

9. Investments in Unconsolidated Communities

The following are our investments in unconsolidated communities as of December 31, 2009:

Venture	Sunrise Ownership
Karrington of Findlay Ltd	50.00%
MorSun Tenant LP	50.00%
Sunrise/Inova McLean Assisted Living, LLC	40.00%
AU-HCU Holdings, LLC (1)	30.00%
RCU Holdings, LLC (1)	30.00%
SunVest, LLC	30.00%
AL One Investments, LLC	25.36%
Metropolitan Senior Housing, LLC	25.00%
Sunrise at Gardner Park, LP	25.00%
Sunrise Floral Vale Senior Living, LP	25.00%
Cheswick & Cranberry, LLC	25.00%

BG Loan Acquisition LP	25.00%
Master MorSun, LP	20.00%
Master MetSun, LP	20.00%
Master MetSun Two, LP	20.00%
Master MetSun Three, LP	20.00%
Sunrise First Assisted Living Holdings, LLC	20.00%
Sunrise Second Assisted Living Holdings, LLC	20.00%
Sunrise Beach Cities Assisted Living, LP	20.00%
AL U.S. Development Venture, LLC	20.00%
Sunrise HBLR, LLC	20.00%
COPSUN Clayton MO, LLC	20.00%
Sunrise of Aurora, LP	20.00%
Sunrise of Erin Mills, LP	20.00%
Sunrise of North York, LP	20.00%
PS UK Investment (Jersey) LP	20.00%
PS UK Investment II (Jersey) LP	20.00%
Sunrise First Euro Properties LP	20.00%
Master CNL Sun Dev I, LLC	20.00%
Sunrise Bloomfield Senior Living, LLC	20.00%
Sunrise Hillcrest Senior Living, LLC	20.00%
Sunrise New Seasons Venture, LLC	20.00%
Sunrise Rocklin Senior Living LLC	20.00%
Sunrise Sandy Senior Living LLC	20.00%
Sunrise Staten Island SL LLC	20.00%
Sunrise US UPREIT, LLC	15.40%
Santa Monica AL, LLC	15.00%
Sunrise Third Senior Living Holdings, LLC	10.00%
Cortland House, LP	10.00%
Dawn Limited Partnership	10.00%

(1) Investments are accounted for under the profit-sharing method of accounting. See Note 6.

Included in "Due from unconsolidated communities" are net receivables and advances from unconsolidated ventures of $34.0 million and $76.9 million at December 31, 2009 and 2008, respectively. Net receivables from these ventures relate primarily to development and management activities.

Summary financial information for unconsolidated ventures accounted for by the equity method is as follows (in thousands):

	December 31,		
	2009	2008	2007
Assets, principally property and equipment	$ 3,989,387	$ 4,704,052	$ 5,183,922
Long-term debt	3,569,246	3,933,188	4,075,993
Liabilities excluding long-term debt	226,678	378,988	549,628
Equity	193,463	391,876	558,301
Revenue	854,552	1,120,877	1,021,112
Net loss	(25,084)	(94,327)	(15,487)

Accounting policies used by the unconsolidated ventures are the same as those used by us.

Total management fees and reimbursed contract services from related unconsolidated ventures was $521.8 million, $534.2 million and $489.1 million in 2009, 2008 and 2007, respectively.

Our share of earnings and return on investment in unconsolidated communities consists of the following (in thousands):

	December 31,		
	2009	2008	2007
Sunrise's share of earnings (loss) in unconsolidated communities	$ 3,708	$ (31,133)	$ 60,700
Return on investment in unconsolidated communities	10,612	33,483	71,110
Impairment of equity investments	(8,647)	(16,196)	(24,463)
Sunrise's share of earning (losses) and return on investment in unconsolidated communities	$ 5,673	$ (13,846)	$ 107,347

Our investment in unconsolidated communities was greater than our portion of the underlying equity in the venture by $47.8 million and $3.9 million as of December 31, 2009 and 2008, respectively.

Return on Investment in Unconsolidated Communities

Sunrise's return on investment in unconsolidated communities includes cash distributions from ventures arising from a refinancing of debt within ventures. We first record all equity distributions as a reduction of our investment. Next, we record a liability if there is a contractual obligation or implied obligation to support the venture including in our role as general partner. Any remaining distribution is recorded in income.

In 2009, our return on investment in unconsolidated communities was primarily the result of distributions of $10.6 million from operations from investments where the book value is zero and we have no contractual or implied obligation to support the venture.

In 2008, our return on investment in unconsolidated communities was the result of the following: (1) the expiration of three contractual obligations which resulted in the recognition of $9.2 million of income from the recapitalization of three ventures; (2) receipt of $8.3 million of proceeds resulting from the refinancing of the debt of one of our ventures with eight communities; (3) the recapitalization and refinancing of debt of one venture with two communities which resulted in a return on investment of $3.3 million; and (4) distributions of $12.7 million from operations from investments where the book value is zero and we have no contractual or implied obligations to support the venture.

In 2007, our return on investment in unconsolidated communities was primarily the result of three venture recapitalizations. In one transaction, the majority owner of a venture sold their majority interest to a new third party, the debt was refinanced, and the total cash we received and the gain recognized was $53.0 million. In another transaction, in conjunction with a sale by us of a 15% equity interest which gain is recorded in "Gain on the sale and development of real estate and equity interests" and the sale of the majority equity owner's interest to a new third party, the debt was refinanced, and we received total proceeds of $4.1 million relating to our retained 20% equity interest in two ventures, which we recorded as a return on investment in unconsolidated communities.

Transactions

In 2007, we entered into a venture to develop 18 assisted living communities in the U.K. over the next four years with us serving as the developer and then as the manager of the communities. This is our second venture in the U.K. We own 20% of the venture. Property development will be funded through contributions of up to approximately $200.0 million by the partners, based upon their pro rata percentage, with the balance funded by loans provided by third-party lenders, giving the venture a total potential investment capacity of approximately $1.0 billion.

In 2009, 2008 and 2007, our first U.K. development venture in which we have a 20% equity interest sold four, four and seven communities, respectively, to a venture in which we have a 10% interest. Primarily as a result of the gains on these asset sales recorded in the ventures, we recorded equity in (loss) earnings in 2009, 2008 and 2007 of approximately $19.5 million, $(3.6) million and $75.5 million, respectively. When our U.K. and Germany ventures were formed, we established a bonus pool in respect to each venture for the benefit of employees and others responsible for the success of these ventures. At that time, we agreed with our partner that after certain return thresholds were met, we would each reduce our percentage interests in venture distributions with such excess to be used to fund this bonus pool. During 2009, 2008 and 2007, we recorded bonus expense of $0.7 million, $7.9 million and $27.8 million, respectively, in respect of the bonus pool relating to the U.K. venture. These bonus amounts are funded from capital events and the cash is retained by us in restricted cash accounts until payment of bonuses. As of December 31, 2009, approximately $0.2 million of this amount was included in restricted cash. Under this bonus arrangement, no bonuses were payable until we receive distributions at least equal to certain capital contributions and loans made by us to the U.K. and Germany ventures. This bonus distribution limitation was satisfied in 2008.

In 2007, we contributed $4.4 million for a 20% interest in an unconsolidated venture which purchased an existing building for approximately $22.0 million and renovated the building into a senior independent living facility. During 2008 and 2009, we also made advances to the venture aggregating $6.4 million while it was under construction. In 2009, the venture received a notice of default from its lender for alleged violation of financial covenants and other matters and the lender stopped funding under the loan. In the third quarter of 2009, the residents were relocated to other senior living facilities and the facility was shut down due to poor rental experience in the venture. The lender is in the process of foreclosing on the asset. Based on this, we determined our equity to be other than temporarily impaired and wrote off the balance of $1.1 million. In addition, we do not believe that collectability of our receivable is reasonably assured and we wrote-down the carrying value of our receivable to zero.

In 2008, the lease between a venture in which we hold a 25% ownership interest and the landlord was terminated. The venture received a $4.0 million termination fee of which we are entitled to our proportionate share of $1.0 million. As a result of this transaction, the venture was liquidated. As of December 31, 2008, our carrying value for our investment in the venture was $1.7 million. Thus, under the ASC Property, Plant and Equipment Topic, we recorded a $0.7 million impairment charge in 2008.

In 2007, we entered into two development ventures to develop and build 28 senior living communities in the United States during 2007 and 2008, with us serving as the developer and then as the manager of the communities. We own 20% of the ventures. Property development was funded through contributions of up to approximately $208.0 million by the partners, based upon their pro rata percentage, with the balance funded by loans provided by third party lenders, giving the ventures a total potential investment capacity of approximately $788.0 million.

In 2000, we formed Sunrise At Home, a venture offering home health assisted living services in several East Coast markets and Chicago. In June 2007, Sunrise At Home was merged into AllianceCare. AllianceCare provides services to seniors, including physician house calls and mobile diagnostics, home care and private duty services through 24 local offices located in seven states. Additionally, AllianceCare operates more than 125 Healthy Lifestyle Centers providing therapeutic rehabilitation and wellness programs in senior living facilities. In the merger, Sunrise received approximately an 8% preferred ownership interest in AllianceCare and Tiffany Tomasso, our executive vice president of European operations, was appointed to the Board of Directors. Our investment in AllianceCare is accounted for under the cost method.

In 2007, we decided to withdraw from ventures that owned two pieces of undeveloped land in Florida. We wrote off our remaining investment balance of approximately $1.1 million in the two projects.

Aston Gardens

In 2008, we received notice of default from our equity partner alleging a default under our management agreement for six communities as a result of the venture's receipt of a notice of default from a lender. In December 2008, the venture's debt was restructured and we entered into an agreement with our venture partner under which we agreed to sell our 25% equity interest and to resign as managing member of the venture and manager of the communities when we were released from various guarantees provided to the venture's lender.

In 2009, we sold our 25% equity interest in the venture and were released from all guarantee obligations. Our management contract was terminated on April 30, 2009. We received proceeds of approximately $4.8 million for our equity interest and our receivable from the venture for fundings under the operating deficit guarantees. We had previously written down our equity interest and our receivable to these expected amounts in 2008 so there was no gain or loss on the transaction in 2009.

Fountains Venture

In 2008, the Fountains venture, in which we hold a 20% interest, failed to comply with the financial covenants in the venture's loan agreement. The lender had been charging a default rate of interest since April 2008. At loan inception, we provided the lender a guarantee of operating deficits including payments of monthly principal and interest payments, and in 2008 we funded payments under this guarantee as the venture did not have enough available cash flow to cover the full amount of the interest payments at the default rate. Advances under this guarantee were recoverable in the form of a loan to the venture, which were to be repaid prior to the repayment of equity capital to the partners, but were subordinate to the repayment of other venture debt. We funded $14.2 million under this operating deficit guarantee which had been written-down to zero as of December 31, 2008. These advances under the operating deficit guarantee were in addition to the $12.8 million we funded under our income support guarantee to our venture partner, which was written-down to zero as of December 31, 2008.

In January 2009, we informed the venture's lenders and our venture partner that we were suspending payment of default interest and payments under the income support guarantee, and that we would seek a comprehensive restructuring of the loan, our operating deficit guarantees and our income support guarantee. Our failure to pay default interest on the loan was an additional default of the loan agreement. In October 2009, we entered into agreements with our venture partner, as well as with the lender to release us from all claims that our venture partner and the lender had against us prior to the date of the agreements and from all of our future funding obligations in connection with the Fountains portfolio.

Pursuant to these agreements, the lender and our venture partner released us from all past and future funding commitments in connection with the Fountains portfolio, as well as from all other liabilities prior to the date of the agreements arising under the Fountains venture, loan and management agreements, including obligations under operating deficit and income support obligations. We retain certain management and operating obligations going forward during a temporary transition period.

In exchange for these releases, we have, among other things:

- Transferred our 20-percent ownership interest in the Fountains joint venture to our joint venture partner;
- Contributed vacant land parcels adjacent to six of the Fountains communities and owned by us to the Fountains venture;
- Agreed to transfer management of the 16 Fountains communities as soon as the transition closing conditions are met and the new manager has obtained the regulatory approvals necessary to assume control of the facilities; and
- Repaid the venture the management fee we had earned to date in 2009 of $1.8 million.

The contributed vacant land parcels were carried on our consolidated balance sheet at a book value of $12.9 million, in addition to a guarantee liability of $12.9 million both of which was written off upon closing of the transaction resulting in no gain or loss.

We transferred management of eight of the 16 communities to the new manager on February 1, 2010, and expect to transfer management for the remaining eight communities by mid-2010.

10. Debt and Bank Credit Facility

Debt

At December 31, 2009, we had $440.2 million of outstanding debt with a weighted average interest rate of 2.87% as follows (in thousands):

	December 31, 2009	December 31, 2008
Community mortgages	$ 112,660	$ 241,851
German communities (1)	198,680	185,901
Bank Credit Facility	33,728	95,000
Land loans	33,327	37,407
Other	25,557	30,655
Variable interest entity	23,225	23,905
Margin loan (auction rate securities)	13,042	21,412
	$ 440,219	$ 636,131

(1) The face amount of the debt related to the German communities was $215.2 million at December 31, 2009. Excludes $10.5 million of accrued interest on the German debt as of December 31, 2009 which is reflected in Liabilities associated with German assets held for sale on our consolidated balance sheet.

Of the outstanding debt we had $1.4 million of fixed-rate debt with a weighted average interest rate of 6.7% and $438.9 million of variable rate debt with a weighted average interest rate of 2.85%.

Principal maturities of debt at December 31, 2009 are as follows (in thousands):

	Bank Credit Facility	Mortgages, Wholly-Owned Properties	Land Loans	Variable Interest Entity Debt	Germany Venture Debt	Other	Total
Past due	$ -	$ 1,398	$ 27,107	$ 1,365	$ 1,723	$ -	$ 31,593
2010	33,728	76,278	6,220	715	71,655	38,599	227,195
2011	-	34,984	-	740	95,590	-	131,314
2012	-	-	-	775	29,712	-	30,487
2013	-	-	-	810	-	-	810
2014	-	-	-	840	-	-	840
Thereafter	-	-	-	17,980	-	-	17,980
	$ 33,728	$ 112,660	$ 33,327	$ 23,225	$ 198,680	$ 38,599	$ 440,219

Along with contractual maturities due in 2010, debt that is in default is also reflected in current portion of long term debt. Debt that is in default at December 31, 2009 consists of the following (in thousands):

	December 31, 2009
German communities	$ 198,680
Community mortgages	36,382
Variable interest entity	23,225
Land loans	33,327
Other	25,557
	$ 317,171

The German debt is in default as we stopped paying monthly principal and interest payments in 2009. The remaining debt is in default as we have failed to comply with various financial covenants. On February 12, 2010, we extended $56.9 million of debt that was either past due or in default at December 31, 2009. The debt is associated with an operating community and two land parcels. In connection with the extension we (i) made a $5.0 million principal payment at closing; (ii) extended the terms of the debt to no earlier than December 2, 2010; (iii) provided for an additional $5.0 million principal payment on or before July 31, 2010; and, among other items, (iv) defaults under the loan agreements were waived by the lenders. We are working with our lenders to either re-schedule certain of these obligations or obtain waivers.

For debt that is not in default, we have scheduled debt maturities as of December 31, 2009 as follows (in thousands):

	1st Qtr. 2010	2nd Qtr. 2010	3rd Qtr. 2010	4th Qtr. 2010	Thereafter	Total
Bank Credit Facility	$ -	$ -	$ -	$ 33,728	$ -	$ 33,728
Community mortgages	-	41,773	-	34,505		76,278
Margin loan (auction rate securities)	-	-	-	13,042	-	13,042
	$ -	$ 41,773	$ -	$ 81,275	$ -	$ 123,048

Germany Venture

We own nine communities (two of which have been closed) in Germany. The debt related to these communities has partial recourse to us as the debt for four of the communities of €50.0 million ($72.0 million at December 31, 2009), has a stipulated release price for each community. With respect to the remaining five communities, we have provided guarantees to the lenders for the payment of the monthly interest payments and principal amortization and operating shortfalls until the maturity dates of the loans. As a result of the violation of a covenant in one of the loan documents, one of the lenders has asserted that we are effectively obligated to repay a portion of the principal at this time. However, in connection with the German debt restructuring, we have settled with this lender. The face amount of the total debt related to the German communities, excluding accrued but unpaid interest, at December 31, 2009 is $215.2 million. We also had accrued interest of $10.5 million and $0.6 million at December 31, 2009 and 2008, respectively, related to this debt.

At the beginning of 2009, we informed the lenders to our German communities and the Hoesel land, an undeveloped land parcel, that our German subsidiary was suspending payment of principal and interest on all loans for our German communities and that we would seek a comprehensive restructuring of the loans and our operating deficit guarantees. As a result of the failure to make payments of principal and interest on the loans for our German communities, we are in default of the loan agreements. We have entered into standstill agreements with the lenders pursuant to which the lenders have agreed not to foreclose on the communities that are collateral for their loans. The standstill agreements stipulate that neither party will commence or prosecute any action or proceeding to enforce their demand for payment by us pursuant to our operating deficit agreements until the earliest of the occurrence of certain other events relating to the loans.

In late 2009, we entered into a restructuring agreement, in the form of a binding term sheet, with three of our lenders ("electing lenders") to seven of the nine communities, to settle and compromise their claims against us, including under operating deficit and principal repayment guarantees provided by us in support of our German subsidiaries. These three lenders contended that these claims had an aggregate value of approximately $131.1 million. The binding term sheet contemplates that, on or before the first anniversary of the execution of definitive documentation for the restructuring, certain other of our identified lenders may elect to participate in the restructuring with respect to their asserted claims. The claims being settled by the three lenders represent approximately 83.5 percent of the aggregate amount of claims asserted by the lenders that may elect to participate in the restructuring transaction.

The restructuring agreement provides that the electing lenders will release and discharge us from certain claims they may have against us. We have issued to the electing lenders 4.2 million shares of our common stock, their pro rata share of up to 5 million shares of our common stock. The fair value of the 4.2 million shares at the time of issuance was $11.1 million. This amount is reflected as a deposit on our consolidated balance sheets until such time as all consideration is exchanged upon the execution of the definitive documentation. In addition, we will grant mortgages for the benefit of all electing lenders on certain of our unencumbered North American properties (the "liquidating trust"). Following the first execution of the definitive documentation for the restructuring, we will continue to pursue the sale of the mortgaged properties and distribute the net sale proceeds to the electing lenders.

We have guaranteed that, within 30 months of the first execution of the definitive documentation for the restructuring, the electing lenders will receive a minimum of $58.3 million from the net proceeds of the sale of the liquidating trust, which equals 80 percent of the most recent aggregate appraised value of these properties. If the electing lenders do not receive at least $58.3 million by such date, we will make payment to cover any shortfall or, at such lenders' option, convey to them the remaining unsold properties in satisfaction of our remaining obligation to the minimum payments.

In addition, we have been marketing for sale the German assisted living communities subject to loan agreements with the electing lenders and will remain responsible for all costs of operating, preserving and maintaining these communities until the earlier of either their sale or December 31, 2010. In 2009, we engaged a broker to assist in the sale of the nine German communities and at that time, classified the German assets as held for sale. As the book value of the majority of the assets was in excess of their fair value less estimated costs to sell, we recorded a charge of $49.9 million in 2009 which is included in discontinued operations.

The closing of the transaction, including the execution of the definitive documentation, the release of claims and the issuance of Sunrise common stock, was conditioned upon receipt of consent for the transaction from Bank of America, N.A., as the administrative agent under our Bank Credit Facility, which consent was received. In accordance with the binding term sheet, definitive documentation was to be executed as soon as reasonably possible (but no later than 40 days) after the receipt of such required consent. In December 2009, we extended the execution of the definitive documentation to allow the parties additional time to complete the definitive documentation. We expect to complete this process by the end of February 2010.

At December 31, 2009, we continue to be liable under operating deficit and repayment guarantees for two communities which are not part of the restructuring. In addition, we were liable for a principal repayment guarantee for the Hoesel land parcel which was not part of the restructuring agreement. The Hoesel land parcel was sold and the liability was released in early 2010. We expect to recognize a gain of $0.7 million on the sale in 2010.

Mortgage Financing

In 2008, 16 of our wholly owned subsidiaries incurred mortgage indebtedness in the aggregate principal amount of approximately $106.7 million from Capmark Bank ("Capmark") as lender and servicer pursuant to 16 separate cross-collateralized, cross-defaulted mortgage loans. Shortly after the closing, Capmark assigned the mortgage loans to Fannie Mae. Variable monthly interest payments were in an amount equal to (i) one third (1/3) of the "Discount" (which was the difference between the loan amount and the price at which Fannie Mae was able to sell its three-month, rolling discount mortgage backed securities) plus (ii) 227 basis points (2.27%) times the outstanding loan amount divided by twelve (12).

In connection with the mortgage loans, we entered into interest rate protection agreements that provided for payments to us in the event the LIBOR rate exceeded 5.6145%. These loans and interest rate protection agreements were assigned to the buyer of 15 of the 16 communities in 2009.

Also in 2009, mortgage loans of $32.2 million were either assigned to the purchaser or repaid in conjunction with the sale of the underlying assets.

Bank Credit Facility

In 2009, we entered into various amendments to our Bank Credit Facility. These amendments, among other things:

- extended the maturity date to December 2, 2010;
- removed all existing financial covenants other than the minimum liquidity covenant;
- renewed existing letters of credit;
- modified the minimum liquidity covenant to not less than $10.0 million of unrestricted cash on hand the last day of the month;
- modified the restriction on the disposal of assets to include disposition of certain assets as long as 50% of the net sale proceeds are allocated to the lenders; and
- permanently reduced the commitment after future principal repayments or cancellation of letters of credit.

Total amendment fees paid were $1.4 million. Principal payments of $61.3 million were made during 2009 in accordance with these amendments. In addition, $20.0 million was placed into a collateral account for the benefit of other creditors from the proceeds of the sale of 21 communities. $6.2 million of cash was used to satisfy the obligations of other creditors and $13.8 million remains in the collateral account at December 31, 2009. This amount is included in restricted cash in the consolidated balance sheets.

We have no borrowing availability under the Bank Credit Facility. We have $19.4 million of letters of credit outstanding under the Bank Credit Facility at December 31, 2009.

Other

Sunrise ventures have total debt of $3.7 billion with near-term scheduled debt maturities of $0.3 billion in 2010. Of this $3.7 billion of debt, there is long-term debt that is in default of $0.7 billion. The debt in the ventures is non-recourse to us with respect to principal payment guarantees and we and our venture partners are working with the venture lenders to obtain covenant waivers and to extend the maturity dates. In certain cases, we have provided operating deficit and completion guarantees to the lenders or ventures. We have operating deficit or completion guarantee agreements with respect to ventures in which we are obligated for total debt of $1.1 billion or 30% of the total venture debt. Under the operating deficit agreements, we are obligated to pay operating shortfalls, if any, with respect to these ventures. Any such payments could include amounts arising in part from the venture's obligations for monthly principal and interest on the venture debt. We do not believe that these operating deficit agreements would obligate us to make payments of principal and interest on such venture debt that might become due as a result of acceleration of such indebtedness. We have minority non-controlling interests in these ventures.

Certain of these ventures have financial covenants that are based on the consolidated results of Sunrise. In all such instances, the construction loans or permanent financing provided by financial institutions is secured by a mortgage or deed of trust on the financed community. These events of default could allow the financial institutions who have extended credit to seek acceleration of the loans.

Value of Collateral and Interest Paid

At December 31, 2009 and 2008, the net book value of properties pledged as collateral for mortgages payable was $291.2 million and $530.7 million, respectively.

Interest paid totaled $12.6 million, $27.1 million and $14.1 million in 2009, 2008 and 2007, respectively. Interest capitalized was $0.5 million, $6.4 million and $9.3 million in 2009, 2008 and 2007, respectively.

11. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount recognized for income tax purposes. The significant components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2009	2008
Deferred tax assets:		
Sunrise operating loss carryforwards - federal	$ 93,591	$ 54,006
Sunrise operating loss carryforwards - state	23,474	25,827
Sunrise operating loss carryforwards - foreign	14,684	19,657
Financial guarantees	28,490	30,226
Accrued health insurance	10,186	8,203
Self-insurance liabilities	9,027	8,123
Stock-based compensation	5,153	6,672
Deferred development fees	6,638	35,085
Allowance for doubtful accounts	5,236	9,007
Tax credits	2,812	7,562
Accrued expenses and reserves	38,838	28,442
Basis difference in property and equipment and intangibles	25,470	-
Entrance fees	16,604	15,939
Other	4,176	3,034
Gross deferred tax assets	284,379	251,783
U.S. federal and state valuation allowance	(128,441)	(110,297)
German valuation allowance	(26,649)	(19,322)
Canadian valuation allowance	(10,994)	(8,332)
U.K. valuation allowance	(1,114)	(889)
Net deferred tax assets	117,181	112,943
Deferred tax liabilities:		
Investments in ventures	(114,058)	(105,573)
Basis difference in property and equipment and intangibles	-	(1,264)
Prepaid expenses	-	(2,519)
Other	(3,123)	(6,375)
Total deferred tax liabilities	(117,181)	(115,731)
Net deferred tax liabilities	$ -	$ (2,788)

Our worldwide taxable loss for 2009 and 2008 was estimated to be $176.1 million and $243.1 million. We have recognized significant losses for 2009, 2008 and 2007. As a result, all available sources of positive and negative evidence were evaluated. In 2008, a determination was made that deferred tax assets in excess of reversing deferred tax liabilities were not likely to be realized. Therefore, a valuation allowance on net deferred tax assets was established as of December 31, 2008. At December 31, 2009 and 2008, our total valuation allowance on deferred tax assets were $167.2 million and $138.8 million, respectively.

At December 31, 2009, we have estimated U.S. federal net operating loss carryforwards of $253.4 million which are carried forward to offset future taxable income in the U.S. for up to 20 years. At December 31, 2009 and 2008, we had state net operating loss carryforwards, after prior year provision to return adjustments, valued at $23.5 million and $25.8 million, respectively, which are expected to expire from 2011 through 2025. At December 31, 2009 and 2008, we had German net operating loss carryforwards to offset future foreign taxable income of $93.0 million and $43.3 million, respectively, which have an unlimited carryforward period to offset future taxable income in Germany. At December 31, 2009 and 2008, we had Canadian net operating loss carryforwards of $35.8 million and $18.0 million, respectively, to offset future foreign taxable income, which are carried forward to offset future taxable income in Canada for up to 20 years. At December 31, 2009 and 2008, we had U.K. net operating loss carryforwards to offset future foreign taxable income of $3.3 million and $3.0 million, respectively, which have an unlimited carryforward period to offset future taxable income in the U.K. As of December 31, 2009 and 2008, we have fully reserved deferred tax assets with respect to all foreign subsidiaries. During 2009 and 2008, we provided income taxes for unremitted earnings of our foreign subsidiaries that are not considered permanently reinvested.

In 2009, we recognized for tax purposes a worthless stock deduction related to our Trinity investment of which $28.4 million was permanent goodwill. In 2008, we recorded an impairment charge in continuing operations of $121.8 million related to goodwill for our North American business segment. Of the total, $39.2 million was permanent goodwill and therefore impacted the effective tax rate.

At December 31, 2008, we had Alternative Minimum Tax credits of $4.7 million. During 2009, we elected to carryback the 2008 Alternative Minimum Tax losses and received a refund related to the credits. Thus at December 31, 2009, we have no remaining Alternative Minimum Tax credits. At December 31, 2009 and 2008, we had $1.3 million and $1.3 million of foreign tax credit carryforwards as of each reporting date which expire in 2013. In addition we have general business credits carryforwards of $1.5 million and $1.5 million at December 31, 2009 and 2008, respectively. The major components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Current:			
Federal	$ (952)	$ (679)	$ 18,934
State	799	3,019	2,903
Foreign	(1,201)	-	2,098
Total current expense	(1,354)	2,340	23,935
Deferred:			
Federal	(5,350)	(49,555)	(12,927)
State	2,824	1,240	1,089
Foreign	-	(1,162)	1,226
Total deferred benefit	(2,526)	(49,477)	(10,612)
(Benefit from) provision for income taxes	$ (3,880)	$ (47,137)	$ 13,323

Current taxes payable for 2007 has been reduced by approximately $2.2 million, reflecting the tax benefit to us of stock-based compensation during the year. The tax impact of stock-based compensation has been recognized as an increase or decrease to additional paid-in capital.

The differences between the amount that would have resulted from applying the domestic federal statutory tax rate (35%) to pre-tax income from continuing operations and the reported income tax expense from continuing operations recorded for each year are as follows:

(In thousands)	Years Ended December 31,		
	2009	2008	2007
(Loss) income before tax benefit (expense) taxed in the U.S.	$ (105,637)	$ (341,339)	$ 2,673
(Loss) income before tax benefit (expense) taxed in foreign jurisdictions	(11,487)	(32,388)	8,175
(Loss) income from continuing operations before tax benefit (expense)	$ (117,124)	$ (373,727)	$ 10,848
Tax at US federal statutory rate	-35.0%	-35.0%	35.0%
State taxes, net	2.7%	-5.8%	4.3%
Work opportunity credits	0.0%	-0.3%	-4.2%
Change in valuation allowance	40.4%	34.7%	28.8%
Tax exempt interest	-0.2%	-0.3%	-16.2%
Tax contingencies	-1.7%	0.4%	17.0%
Write-off of non-deductible goodwill	-8.5%	4.2%	0.0%
Foreign rate differential	0.2%	1.0%	-3.1%
Unremitted foreign earnings	0.3%	-0.5%	31.9%
Transfer pricing	1.9%	0.6%	24.9%
Income tax refunds received	-4.3%	0.0%	0.0%
Other	0.9%	-11.6%	4.4%
	-3.3%	-12.6%	122.8%

(in thousands)	2009	2008	2007
Gross unrecognized tax benefit at beginning of year	$ 17,817	$ 31,343	$ 30,158
Additions based on tax positions taken during a prior period	1,439	-	-
Reductions based on tax positions taken during a prior period	(3,897)	(14,196)	-
Additions based on tax positions takend during the current period	-	670	1,545
Reductions based on tax positions taken during the current period	-	-	-
Reductions related to settlement of tax matters	-	-	-
Reductions related to a lapse of applicable statute of limitations	-	-	(360)
Gross unrecognized tax benefit at end of year	$ 15,359	$ 17,817	$ 31,343

Included in the balances of unrecognized tax benefits at December 31, 2009 and 2008 were approximately $13.9 million and $17.8 million, respectively, of tax positions that, if recognized, would decrease our effective tax rate.

We reflect interest and penalties, if any, on unrecognized tax benefits in the consolidated statements of operations as income tax expense. The amount of interest recognized in the consolidated statements of operations for 2009 and 2008 related to unrecognized tax benefits was a pre-tax expense of $1.2 million and $0.4 million, respectively. The amount of penalties recognized in the consolidated statements of operations for 2009 and 2008 related to unrecognized tax benefits was a pre-tax expense of $0.1 million and $0.5 million, respectively.

The total amount of accrued liabilities for interest recognized in the consolidated balance sheets related to unrecognized tax benefits as of December 31, 2009 and 2008 was $4.6 million and $3.4 million, respectively. The total amount of accrued liabilities for penalties recognized in the consolidated balance sheets related to unrecognized tax benefits as of December 31, 2009 and 2008 was $1.8 million and $1.9 million, respectively. To the extent that uncertain matters are settled favorably, this amount could reverse and decrease our effective tax.

The Internal Revenue Service ("IRS") is currently examining our U.S. federal income tax returns for 2005 through 2008. There are no income tax returns under audit by the Canadian government with the years after 2004 remaining open and subject to audit. The German government is currently auditing income tax returns for the years 2006 through 2008. During the third quarter, the 2003-2005 German audits were closed resulting in no significant adjustments. There are no returns under audit by the U.K. government with years after 2005 remaining open and subject to audit. At this time, we do not expect the results from any income tax audit to have a material impact on our financial statements. We do not believe that it is reasonably possible that the amount for unrecognized tax benefits will significantly change during the next twelve months.

12. Stockholders' Equity

Issuance of Common Stock

In November 2009, we issued 4.2 million shares of the 5.0 million shares of common stock to three electing lenders in connection with the German debt restructuring discussed in Note 10. The common stock had a fair value at the time of issuance of $11.1 million. This amount is reflected as a deposit on our consolidated balance sheets until such time as all consideration is exchanged upon the execution of the definitive documentation.

Stock Options

We have equity award plans providing for the grant of incentive and nonqualified stock options to employees, directors, consultants and advisors. At December 31, 2009, these plans provided for the grant of options to purchase up to 24,596,189 shares of common stock. Under the terms of the plans, the option exercise price and vesting provisions are fixed when the option is granted. The options typically expire ten years from the date of grant and vest over a three to four-year period. The option exercise price is not less than the fair market value of a share of common stock on the date the option is granted.

In 1996, our Board of Directors approved a plan which provided for the potential grant of options to any director who is not an officer or employee of us or any of our subsidiaries (the "Directors' Plan"). Under the terms of the Directors' Plan, the option exercise price was not less than the fair market value of a share of common stock on the date the option was granted. The period for exercising an option began upon grant and generally ended ten years from the date the option was granted. All options granted under the Directors' Plan were non-incentive stock options. There were no options outstanding under the plan at December 31, 2009. The Director's Plan has now expired and no new options can be granted under it. Our directors are considered employees under the provisions of ASC Equity Topic.

The fair value of stock options is estimated as of the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected term (estimated period of time outstanding) is estimated using the historical exercise behavior of employees and directors. Expected volatility is based on historical volatility for a period equal to the stock option's expected term, ending on the day of grant, and calculated on a monthly basis. Compensation expense is recognized ratably using the straight-line method for options with graded vesting.

	2009	2008	2007
Risk free interest rate	3.0% - 3.7%	0.4% - 3.8%	3.6%
Expected dividend yield	-	-	-
Expected term (years)	6.5	0.1 - 8.1	1.0
Expected volatility	81.8% - 92.0%	27.8% - 79.3%	25.5%

A summary of our stock option activity and related information for the year ended December 31, 2009 is presented below (share amounts are shown in thousands):

	Shares	Weighted Average Exercise Price	Remaining Contractual Term
Outstanding - beginning of year	7,807	$6.72	
Granted	890	2.58	
Exercised	(763)	1.37	
Forfeited	(397)	1.25	
Expired	(865)	15.67	
Outstanding - end of year	6,672	6.45	6.9
Vested and expected to vest - end of year	5,458	6.45	6.9
Exercisable - end of year	3,300	10.46	4.8

The weighted average grant date fair value of options granted was $1.94 and $1.47 per share in 2009 and 2008, respectively. No options were granted or exercised in 2007. The total intrinsic value of options exercised was $1.7 million and $4.6 million, respectively, for 2009 and 2008, respectively. The fair value of shares vested was $2.3 million, $1.0 million, and $1.3 million for 2009, 2008 and 2007, respectively. Unrecognized compensation expense related to the unvested portion of our stock options was approximately $5.4 million as of December 31, 2009, and is expected to be recognized over a weighted-average remaining term of approximately 1.8 years.

In 2007, the Compensation Committee of our Board of Directors extended the exercise period of stock options that were set to expire unexercised due to the inability of the optionees to exercise the options due to our not being current in our SEC filings. The Compensation Committee set the new expiration date as 30 days after we became a current filer with the SEC. As a result of this modification, we recognized $2.4 million of stock-based compensation expense in 2007 and $0.4 million in 2008.

The amount of cash received from the exercise of stock options was approximately $1.0 million and there was no related tax benefit as we have net operating loss carryforwards as of December 31, 2009.

We generally issue shares for the exercise of stock options from authorized but unissued shares.

On November 13, 2008, Mr. Ordan, CEO, was granted an award of 1,500,000 promotion stock options under our 2008 Omnibus Incentive Plan. The promotion options have a term of 10 years and an exercise price per share equal to the closing price per share of our common stock on the grant date. One-third of the promotion options will vest on the first three anniversaries of the date of grant, subject to Mr. Ordan's continued employment on the applicable vesting date.

On December 23, 2008, Mr. Nadeau, CFO, Ms. Pangelinan, CAO, Mr. Schwartz, Senior Vice President, North American Operations, and Mr. Neeb, Chief Investment Officer, were granted awards of 750,000, 500,000, 200,000, and 500,000 retention stock options, respectively, under our 2008 Omnibus Incentive Plan. These retention options have a term of 10 years and an exercise price per share equal to the closing price per share of our common stock on the grant date. One-third of the retention options vest on each of the first three anniversaries of the date of grant, subject to the executive's continued employment on the applicable vesting date.

In May 2009, we accelerated the vesting of our former chief financial officer's stock options and restricted stock per the terms of his separation agreement. Upon his termination, 70,859 shares of restricted stock and 750,000 options vested. The options expire 12 months after the termination of his consulting term, which can be up to nine months after his termination date of May 29, 2009. We recorded non-cash compensation expense of $0.8 million as a result of the vesting acceleration.

Restricted Stock

We have equity award plans providing for the grant of restricted stock to employees, directors, consultants and advisors. These grants vest over one to five years and some vesting may be accelerated if certain performance criteria are met. Compensation expense is recognized ratably using the straight-line method for restricted stock with graded vesting.

A summary of our restricted stock activity and related information for the years ended December 31, 2009, 2008 and 2007 is presented below (share amounts are shown in thousands):

	Shares	Weighted Average Grant Date Fair Value
Nonvested, January 1, 2007	834	$20.34
Granted	88	33.87
Vested	(288)	14.01
Canceled	(108)	27.38
Nonvested, December 31, 2007	526	24.64
Granted	164	18.25
Vested	(315)	20.55
Canceled	(51)	27.64
Nonvested, December 31, 2008	324	24.91
Granted	-	-
Vested	(138)	28.77
Canceled	(43)	32.38
Nonvested, December 31, 2009	143	19.05

The total fair value of restricted shares vested was $28.77 per share and $20.55 per share for 2009 and 2008, respectively. Unrecognized compensation expense related to the unvested portion of our restricted stock was approximately $2.1 million as of December 31, 2009, and is expected to be recognized over a weighted-average remaining term of approximately 2.1 years.

Restricted stock shares are generally issued from existing shares.

Stockholder Rights Agreement

We have a Stockholders Rights Agreement ("Rights Agreement") that was adopted effective as of April 24, 2006, as amended in November 2008 and January 2010. All shares of common stock issued by us between the effective date of the Rights Agreement and the Distribution Date (as defined below) have rights attached to them. The rights expire on April 24, 2016. The Rights Agreement replaced our prior rights plan, dated as of April 25, 1996, which expired by its terms on April 24, 2006. Each right, when exercisable, entitles the holder to purchase one one-thousandth of a share of Series D Junior Participating Preferred Stock at a price of $170.00 per one one-thousand of a share (the "Purchase Price"). Until a right is exercised, the holder thereof will have no rights as a stockholder of us.

The rights initially attach to the common stock. The rights will separate from the common stock and a distribution of rights certificates will occur (a "Distribution Date") upon the earlier of (1) ten days following a public announcement that a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, directly or through certain derivative positions, 10% or more of the outstanding shares of common stock (the "Stock Acquisition Date") or (2) ten business days (or such later date as the Board of Directors may determine) following the commencement of, or the first public announcement of the intention to commence, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person of 10% or more of the outstanding shares of common stock.

In general, if a person acquires, directly or through certain derivative positions, 10% or more of the then outstanding shares of common stock, each holder of a right will, after the end of the redemption period referred to below, be entitled to exercise the right by purchasing for an amount equal to the Purchase Price common stock (or in certain circumstances, cash, property or other securities of us) having a value equal to two times the Purchase Price. All rights that are or were beneficially owned by the Acquiring Person will be null and void. If at any time following the Stock Acquisition Date (1) we are acquired in a merger or other business combination transaction, or (2) 50% or more of our assets or earning power is sold or transferred, each holder of a right shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price. Our Board of Directors generally may redeem the rights in whole but not in part at a price of $.005 per right (payable in cash, common stock or other consideration deemed appropriate by our Board of Directors) at any time until ten days after a Stock Acquisition Date. In general, at any time after a person becomes an Acquiring Person, the Board of Directors may exchange the rights, in whole or in part, at an exchange ratio of one share of common stock for each outstanding right.

The Rights Agreement was amended in November 2008 to: (1) modify the definition of beneficial ownership so that it covers, with certain exceptions (including relating to swaps dealers), interests in shares of common stock created by derivative positions in which a person is a receiving party to the extent that actual shares of common stock are directly or indirectly held by the counterparties to such derivative positions; and (2) decrease from 20% to 10% the threshold of beneficial ownership of common stock above which investors become "Acquiring Persons" under the Rights Agreement and thereby trigger the issuance of the rights. Pursuant to the amendment, stockholders who beneficially owned more than 10% of our common stock as of November 19, 2008 were permitted to maintain their existing ownership positions without triggering the preferred stock purchase rights.

The Rights Agreement was further amended in January 2010 to exclude FMR LLC (and its affiliates and associates) from the definition of "Acquiring Person" so long as (1) FMR is the beneficial owner of 14.9% or less of our outstanding common stock, (2) FMR acquired, and continues to beneficially own, such shares of common stock in the ordinary course of business with no purpose of changing or influencing the control, management or policies of the Company, and not in connection with or as a participant to any transaction having such purpose, and (3) FMR is not required to report its beneficial ownership on Schedule 13D under the Securities Exchange Act, and, if FMR is the beneficial owner of shares representing 10% or more of the shares of common stock then outstanding, is eligible to file a Schedule 13G to report its beneficial ownership of such shares.

13. Net Loss Per Common Share

The following table summarizes the computation of basic and diluted net loss per common share amounts presented in the accompanying consolidated statements of operations (in thousands, except per share amounts):

	Years Ended December 31,		
	2009	2008	2007
Numerator for basic and diluted loss per share:			
Loss from continuing operations	$ (113,830)	$ (326,425)	$ (2,412)
Loss from discontinued operations	(20,085)	(112,754)	(67,863)
Net loss	$ (133,915)	$ (439,179)	$ (70,275)
Denominator:			
Denominator for basic net (loss) income per common share -- weighted average shares	51,391	50,345	49,851
Basic and diluted net loss per common share			
Loss from continuing operations	$ (2.22)	$ (6.48)	$ (0.05)
Loss from discontinued operations	(0.39)	(2.24)	(1.36)
Total net loss	$ (2.61)	$ (8.72)	$ (1.41)

Options are included under the treasury stock method to the extent they are dilutive. Shares issuable upon exercise of stock options after applying the treasury stock method of 513,025, 661,423 and 1,367,157 for 2009, 2008 and 2007, respectively, have been excluded from the computation because the effect of their inclusion would be anti-dilutive.

14. Commitments and Contingencies

Leases for Office Space

Rent expense for office space, excluding Trinity, for 2009, 2008 and 2007 was $7.7 million, $9.7 million and $7.1 million, respectively. We lease our corporate and regional offices under various leases which expire through September 2013. In 2008, we ceased using approximately 40,276 square feet of office space at our corporate headquarters and recorded a charge of $2.0 million. In 2009, we terminated a portion of our lease at our corporate headquarters and recorded an additional charge of $2.7 million related to the termination.

Trinity Leases

Trinity filed a plan of liquidation and dissolution before the Delaware Chancery Court in January 2009. The Chancery Court will supervise the disposition of the assets of Trinity for the benefit of its creditors. Obligations under long-term leases for office space used in Trinity's operations were eliminated by the legal requirement for the landlord to mitigate damages by re-leasing the vacated space and any amounts not relieved will be resolved pursuant to the plan of dissolution.

When Trinity ceased operations in December 2008, all leased premises were vacated and leasehold improvements and furniture, fixtures and equipment were abandoned. As a result, we recorded a charge of $1.2 million and $2.7million in 2009 and 2008, respectively, related to the lease abandonment which are included in loss from discontinued operations.

Leases for Operating Communities

We have operating leases for ten communities (excluding the Marriott leases discussed below) with terms ranging from 15 to 20 years, with two ten-year extension options. We have two other ground leases related to four operating communities with lease terms ranging from 15 to 99 years. These leases are subject to annual increases based on the consumer price index and/or stated increases in the lease. In addition, we have one ground lease related to an abandoned project.

In connection with the acquisition of Marriott Senior Living Services, Inc. ("MSLS") in March 2003, we assumed 14 operating leases and renegotiated an existing operating lease agreement for another MSLS community in June 2003. We also entered into two new leases with a landlord who acquired two continuing care retirement communities from MSLS at the same date. Fifteen of the leases expire in 2013, while the remaining two leases expire in 2018. The leases had initial terms of 20 years, and contain one or more renewal options, generally for five to 15 years. The leases provide for minimum rentals and additional rentals based on the operations of the leased community. Rent expense for operating communities subject to operating leases was $59.3 million, $59.8 million and $62.3 million for 2009, 2008 and 2007, respectively, including contingent rent expense of $4.4 million, $5.3 million and $8.2 million for 2009, 2008 and 2007, respectively.

Future minimum lease payments under office, ground and other operating leases at December 31, 2009 are as follows (in thousands):

2010	$ 59,569
2011	56,546
2012	56,228
2013	52,913
2014	21,746
Thereafter	147,520
	$ 394,522

Letters of Credit

At December 31, 2009, in addition to $19.4 million in letters of credit related to our Bank Credit Facility, we have letters of credit outstanding of $85.4 million relating primarily to our insurance programs.

Guarantees

We have provided project completion guarantees to venture lenders and the venture itself, operating deficit guarantees to the venture lenders whereby after depletion of established reserves we guarantee the payment of the lender's monthly principal and interest during the term of the guarantee and guarantees to ventures to fund operating shortfalls. The terms of the guarantees match the term of the underlying venture debt and generally range from three to five years, to the extent we are able to refinance the venture debt. Fundings under the operating deficit guarantees and debt repayment guarantees are generally recoverable either out of future cash flows of the venture or from proceeds of the sale of communities. We have no projects under construction at December 31, 2009.

The maximum potential amount of future fundings for outstanding guarantees, the carrying amount of the liability for expected future fundings at December 31, 2009 and fundings during 2009 are as follows (in thousands):

Guarantee Type	Maximum Potential Amount of Future Fundings	ASC Guarantee Topic Liability for Future Fundings at December 31, 2009	ASC Contingencies Topic Liability for Future Fundings at December 31, 2009	Total Liability for Future Fundings at December 31, 2009	Fundings from January 1, 2009 through December 31, 2009
Operating deficit	Uncapped	$ 323	$ 500	$ 823	$ -
Other	-	-	-	-	125
Total		$ 323	$ 500	$ 823	$ 125

Senior Living Condominium Project

In conjunction with the sale of a majority interest in one condominium venture and one assisted living venture discussed in Note 6, we are obligated to fund operating shortfalls. The weak economy in the Washington, D.C. area has resulted in lower condominium sales than forecasted and we have funded $3.5 million under the guarantees through December 31, 2009. In addition, we are required to fund marketing costs associated with the sale of the condominiums which we estimate will total approximately $7.5 million by the time the remaining inventory of condominiums are sold.

In July 2009, the lender alleged that an event of default had occurred. The event of default was related to providing certain financial information for the venture that the lender had previously requested. In October 2009, we received a notice of default related to the nonpayment of interest. We are in discussions with the lender on these matters.

Agreements with Marriott International, Inc.

Our agreements with Marriott International, Inc. ("Marriott"), which related to our purchase of Marriott Senior Living Services, Inc. in 2003, provide that Marriott has the right to demand that we provide cash collateral security for Assignee Reimbursement Obligations, as defined in the agreements, in the event that our implied debt rating is not at least B- by Standard and Poors or B1 by Moody's Investor Services. Assignee Reimbursement Obligations relate to possible liability with respect to leases assigned to us in 2003 and entrance fee obligations assumed by us in 2003 that remain outstanding (approximately $8.1 million at December 31, 2009). Marriott has informed us that they reserve all of their rights to issue a Notice of Collateral Event under the Assignment and Reimbursement Agreement.

Other

Generally, the financing obtained by our ventures is non-recourse to the venture members, with the exception of the debt repayment guarantees discussed above. However, we have entered into guarantees with the lenders with respect to acts which we believe are in our control, such as fraud or voluntary bankruptcy of the venture, that create exceptions to the non-recourse nature of debt. If such acts were to occur, the full amount of the venture debt could become recourse to us. The combined amount of venture debt underlying these guarantees is approximately $2.2 billion at December 31, 2009. We have not funded under these guarantees, and do not expect to fund under such guarantees in the future.

To the extent that a third party fails to satisfy an obligation with respect to two continuing care retirement communities we manage, we would be required to repay this obligation, the majority of which is expected to be refinanced with proceeds from the issuance of entrance fees as new residents enter the communities. At December 31, 2009, the remaining liability under this obligation is $44.3 million. We have not funded under these guarantees, and do not expect to fund under such guarantees in the future.

Employment Agreements

We have employment agreements with Mark S. Ordan, Chief Executive Officer, Julie A. Pangelinan, Chief Financial Officer, Daniel J. Schwartz, Senior Vice President – North American Operations and Greg Neeb, Chief Investment Officer.

Each of the employment agreements provides for a three-year employment term with automatic one-year renewals at the end of that term and each year thereafter unless either party provides notice to the other, at least 120 days prior to the next renewal date, that the term will not be extended. Under the employment agreements, Mr. Ordan, Ms. Pangelinan, Mr. Schwartz and Mr. Neeb will receive an annual base salary of $650,000, $400,000, $350,000, and $400,000 per year, respectively, and each of such executives will be eligible for an annual bonus under our annual incentive plan.

Pursuant to each of the employment agreements, in the event that the executive's employment is terminated by us, the executive will be entitled to severance benefits specified in the contracts. In the event that the executive becomes subject to any golden parachute excise taxes under Section 4999 of the Internal Revenue Code, the executive will be entitled to an additional payment such that the executive is placed in the same after-tax position as if no excise tax had been imposed. However, if the aggregate payments that the executive is entitled to receive exceeds by 10 percent or less the maximum amount that the executive could receive without being subject to the excise tax, then the executive will not receive such gross-up payment, and payments otherwise subject to the excise tax will be reduced to the maximum amount that the executive could receive without being subject to the excise tax.

On January 22, 2010, we announced the termination of employment of Daniel J. Schwartz for other than for "cause" effective May 31, 2010.

Legal Proceedings

HCP

In June 2009, various affiliates of HCP and their associated tenant entities filed nine complaints in the Delaware Court of Chancery naming the Company and several of its subsidiaries as defendants. The complaints allege monetary and non-monetary defaults under a series of owner and management agreements that govern nine portfolios comprised of 64 properties with annual management fees of approximately $25.4 million in 2008 and $25.9 million in 2009. We have $18.3 million of unamortized management contract intangibles relating to these contracts. In each case, the plaintiffs include (a) the HCP affiliates that own various assisted living community properties that are managed by Sunrise, and (b) certain tenant entities alleged to be independent from HCP that lease those properties from HCP affiliates and have management agreements with Sunrise. The complaints assert claims for (1) declaratory judgment; (2) injunctive relief; (3) breach of contract; (4) breach of fiduciary duties; (5) aiding and abetting breach of fiduciary duty; (6) equitable accounting; and (7) constructive trust. The complaints seek equitable relief, including a declaration of a right to terminate the agreements, disgorgement, unspecified money damages, and attorneys' fees. Plaintiffs filed a motion to expedite the proceedings. Following briefing by the parties, the Delaware Court of Chancery on July 9, 2009 denied the plaintiff's motion. In July 2009, various affiliates of HCP and their associated tenant entities refiled a complaint, which had been voluntarily withdrawn in the Delaware actions, in the federal district court for the Eastern District of Virginia (the "Virginia action"). On August 17, 2009, Sunrise answered all of the complaints in both jurisdictions and asserted counterclaims.

Trinity OIG Investigation and *Qui Tam* Action

As previously disclosed, in 2006, we acquired all of the outstanding stock of Trinity Hospice Inc. ("Trinity"). As a result of this transaction, Trinity became an indirect, wholly owned subsidiary of the Company. In 2007, Trinity and the Company were served with a complaint which amended a complaint filed under seal on November 21, 2005 by four former employees of Trinity under the *qui tam* provisions of the Federal False Claims Act. In 2008, an amended complaint was revised in the form of a second amended complaint which replaced the loss sustained range of $75 million to $100 million with an alleged loss by the United States of at least $100 million. The original complaint named KRG Capital, LLC (an affiliate of former stockholders of Trinity) and Trinity Hospice LLC (a subsidiary of Trinity) as defendants. The second amended complaint named Sunrise Senior Living, Inc., KRG Capital, LLC, aka KRG Capital Partners, LLC, KRG Capital, LLC, KRG Capital Fund II, L.P., KRG Capital Fund II (PA), L.P., KRG Capital Fund II (FF), L.P., KRG Co-Investment, L.L.C., American Capital Strategies, LTD, and Trinity as defendants. In 2008, the United States, through the Civil Division of the U.S. Department of Justice, and the U.S. Attorney's Office for the District of Arizona, filed a motion with the District Court to intervene in the pending case, but only as the case relates to defendant Trinity Hospice, Inc. In April of 2009, the United States later reversed it's decision to intervene. All parties entered into a settlement agreement which was subsequently approved by the District Court on June 3, 2009 and the lawsuit was dismissed with prejudice on November 10, 2009.

IRS Audit

The IRS is auditing our federal income tax returns for the years ended December 31, 2005 through 2008. In July 2008, our 2005 federal income tax return audit was settled with the IRS, resulting in a tax liability of approximately $0.2 million. In January 2009, the IRS reopened the audit of our 2005 federal income tax return as a result of a refund claim filed with our 2007 federal income tax return relating to the 2007 net operating loss carryback for which we received reimbursement of the federal income taxes we had paid in 2005. In August 2009, the IRS concluded field work on the 2006 audit which resulted in a refund claim of $0.6 million. The IRS will not close the 2006 audit until the audits are completed for the 2007 and 2008 tax years as a net operating loss carryback from these years was applied to receive reimbursement for federal taxes we paid in 2006.

In February 2009, we settled with the IRS on our employment tax audits and paid a penalty of $0.2 million in November 2008 for the years 2004, 2005, and 2006. The IRS determined that we were liable for payroll tax deposit penalties on stock option exercises during 2004, 2005, and 2006 for certain withholdings that were made after the prescribed due dates.

SEC Investigation

In 2006 we received a request from the SEC for information about insider stock sales, timing of stock option grants and matters relating to our historical accounting practices that had been raised in media reports in the latter part of November 2006 following receipt of a letter by us from the Service Employees International Union. In 2007, we were advised by the staff of the SEC that it had commenced a formal investigation. We have fully cooperated, and intend to continue to fully cooperate, with the SEC. The Company has commenced discussions with the SEC staff concerning potential resolution of the matter and conclusion of the investigation.

Putative Class Action Litigation

Two putative securities class actions, styled United Food & Commercial Workers Union Local 880-Retail Food Employers Joint Pension Fund, et al. v. Sunrise Senior Living, Inc., et al., Case No. 1:07CV00102, and First New York Securities, L.L.C. v. Sunrise Senior Living, Inc., et al., Case No. 1:07CV000294, were filed in the U.S. District Court for the District in 2007. Both complaints alleged securities law violations by Sunrise and certain of its current or former officers and directors based on allegedly improper accounting practices and stock option backdating, violations of generally accepted accounting principles, false and misleading corporate disclosures, and insider trading of Sunrise stock. Both sought to certify a class for the period August 4, 2005 through June 15, 2006, and both requested damages and equitable relief, including an accounting and disgorgement.

In 2009, Sunrise and its current or former directors or officers who were named individually as defendants entered into an agreement which called for the certification by the court of a class consisting of persons (with certain exceptions) who purchased Sunrise common stock between February 26, 2004 and July 28, 2006, and payment of $13.5 million in cash.

Concurrently with entering into the settlement agreement, Sunrise and the individual defendants entered into agreements and releases with two of its insurance carriers, which provided primary and excess insurance coverage, respectively, under certain directors' and officers' liability insurance policies for the relevant periods. The two insurance carriers combined to pay $13.4 million toward the settlement amount, which exhausted the coverage limits under the primary policy (after taking account of prior payments for related defense costs), but did not exhaust coverage limits under the excess policy. These payments pursuant to the settlement were made under the then applicable policies and, therefore, do not reduce the amount of insurance proceeds available under current policies now in effect. Sunrise and the individual defendants have provided releases to the carrier. Taking into account the insurance contribution, the net cost of the settlement of the putative securities class action lawsuit to Sunrise was approximately $0.1 million. No amounts were paid by the individual defendants.

In June 2009, the settlement agreement was approved and followed the settlement agreement entered into by Sunrise and the individuals named as defendants in two putative stockholder derivative actions brought by certain alleged stockholders of Sunrise for the benefit of the Company as discussed below.

Putative Shareholder Derivative Litigation

In 2007, the first of two putative shareholder derivative complaints was filed against certain of our current and former directors and officers, and naming us as a nominal defendant. The lead plaintiffs filed a Consolidated Shareholder Derivative Complaint, again naming us as a nominal defendant, and naming as individual defendants Paul J. Klaassen, Teresa M. Klaassen, Ronald V. Aprahamian, Craig R. Callen, Thomas J. Donohue, J. Douglas Holladay, William G. Little, David G.

Bradley, Peter A. Klisares, Scott F. Meadow, Robert R. Slager, Thomas B. Newell, Tiffany L. Tomasso, John F. Gaul, Bradley G. Rush, Carl Adams, David W. Faeder, Larry E. Hulse, Timothy S. Smick, Brian C. Swinton and Christian B. A. Slavin. The consolidated complaint alleged violations of federal securities laws and breaches of fiduciary duty by the individual defendants, arising out of the same matters as are raised in the purported class action litigation described above. The plaintiffs sought damages and equitable relief on behalf of Sunrise.

In 2007, a putative shareholder derivative complaint was filed against Paul J. Klaassen, Teresa M. Klaassen, Ronald V. Aprahamian, Craig R. Callen, Thomas J. Donohue, J. Douglas Holladay, David G. Bradley, Robert R. Slager, Thomas B. Newell, Tiffany L. Tomasso, Carl Adams, David W. Faeder, Larry E. Hulse, Timothy S. Smick, Brian C. Swinton and Christian B. A. Slavin, and naming us as a nominal defendant. The complaint alleged breaches of fiduciary duty by the individual defendants arising out of the grant of certain stock options that were the subject of the purported class action and shareholder derivative litigation described above. The plaintiffs sought damages and equitable relief on behalf of Sunrise.

In 2009, the Company and the individual defendants entered into an agreement to settle both actions. Under the terms of this settlement, the Company, in addition to corporate governance measures that it already has implemented or is in the process of implementing, has agreed to (1) require independent directors to certify that they are independent under the rules of the New York Stock Exchange and to give prompt notification of any changes in their status that would render them no longer independent and (2) implement a minimum two-year vesting period, with appropriate exceptions, for stock option awards to employees. In addition, Paul J. Klaassen, the Company's non-executive chairman, and the Company have agreed that the 700,000 stock options granted to Mr. Klaassen in conjunction with his previous employment agreement executed in September 2000 will be repriced from (a) $8.50 per share, the price set on September 11, 2000 by the Compensation Committee of the Company's Board based on the prior day's closing price, to (b) $13.09 per share, the closing price on the business day prior to November 10, 2000, the date on which the Company's full Board approved the terms of the employment agreement. The agreement also provided that the Company's insurers pay attorneys fees and expenses not to exceed $1 million. No amounts were paid by the Company or by the individual defendants. The settlement was approved and the action formally dismissed.

Other Pending Lawsuits and Claims

In addition to the lawsuits and litigation matters described above, we are involved in various lawsuits and claims arising in the normal course of business. In the opinion of management, although the outcomes of these other suits and claims are uncertain, in the aggregate they are not expected to have a material adverse effect on our business, financial condition, and results of operations.

15. Related-Party Transactions

Sunrise Senior Living Real Estate Investment Trust

In December 2004, we closed the initial public offering of Sunrise REIT, an independent entity we established in Canada. Sunrise REIT was formed to acquire, own and invest in income producing senior living communities in Canada and the United States.

Concurrent with the closing of its initial public offering, Sunrise REIT issued C$25.0 million (U.S. $20.8 million at December 31, 2004) principal amount of subordinated convertible debentures to us, convertible at the rate of C$11.00 per unit. We held a minority interest in one of Sunrise REIT's subsidiaries and held the convertible debentures until November 2005, but did not own any common shares of Sunrise REIT. We entered into a 30-year strategic alliance agreement that gave us the right of first opportunity to manage all Sunrise REIT communities and Sunrise REIT had a right of first offer to consider all development and acquisition opportunities sourced by us in Canada. Pursuant to this right of first offer, we and Sunrise REIT entered into fixed price acquisition agreements with respect to seven development communities at December 31, 2005. In addition, we had the right to appoint two of the eight trustees that oversaw the governance, investment guidelines, and operating policies of Sunrise REIT.

The proceeds from the offering and placement of the debentures were used by Sunrise REIT to acquire interests in 23 senior living communities from us and our ventures, eight of which are in Canada and 15 of which are in the United States. Three of these communities were acquired directly from us for an aggregate purchase price of approximately $40.0 million and 20 were acquired from ventures in which we participated for an aggregate purchase price of approximately $373.0 million. With respect to the three Sunrise consolidated communities, we realized "Gain on sale and development of real estate and equity interests" of $2.2 million in 2004, and deferred gain of $4.1 million, which was recognized in the fourth quarter of 2006. We contributed our interest in the 15 U.S. communities to an affiliate of Sunrise REIT in exchange for a 15% ownership interest in that entity. Sunrise REIT also acquired an 80% interest in one of our communities that was in lease-up in Canada for a purchase price of approximately $12.0 million, with us retaining a 20% interest. We also recognized $2.1 million of "Professional fees from development, marketing and other" revenue in 2004 for securing debt on behalf of Sunrise REIT. We had seven wholly owned communities under construction at December 31, 2005 of which two were sold to Sunrise REIT in 2006 and five wholly owned communities under construction at December 31, 2006, which were to be sold to Sunrise REIT in 2007.

In April 2007, Ventas, Inc., a large healthcare REIT acquired Sunrise REIT, the owner of 77 Sunrise communities. We have an ownership interest in 56 of these communities. The management contracts for these communities did not change.

We recognized the following in our consolidated statements of operations related to Sunrise REIT (in thousands):

	Twelve Months Ended December 31, 2007
Management fees	$ 5,518
Reimbursed contract services	77,277
Gain on sale and development of real estate	8,854
Interest income received from Sunrise REIT convertible debentures	-
Interest incurred on borrowings from Sunrise REIT	414
Sunrise's share of earnings and return on investment in unconsolidated communities	180

Sunrise Senior Living Foundation

Sunrise Senior Living Foundation ("SSLF") is an independent, not-for-profit organization whose purpose is to operate schools and day care facilities, provide low and moderate income assisted living housing and own and operate a corporate conference center. Paul Klaassen, our Chairman of the Board of Directors and his wife are the primary contributors to, and serve on the board of directors and serve as officers of, SSLF. One or both of them also serve as directors and as officers of various SSLF subsidiaries. Certain other of our employees also serve as directors and/or officers of SSLF and its subsidiaries. Since November 2006, the Klaassens' daughter has been the Director of SSLF. She was previously employed by SSLF from June 2005 to July 2006. Since October 2007, the Klaassens' son-in-law has also been employed by SSLF. Beginning January 2007, one of our employees became the full-time director of the schools operated by a subsidiary of SSLF, while continuing to provide certain services to us. Through October 2007, we continued to pay the salary and benefits of this former employee. In March 2008, SSLF reimbursed us approximately $68,000, representing the portion of the individual's salary and benefits attributable to serving as the director of the schools.

Prior to April 2005, we managed the corporate conference center owned by SSLF (the "Conference Facility") and leased the employees who worked at the Conference Facility under an informal arrangement. Effective April 2005, we entered into a contract with the SSLF subsidiary that currently owns the property to manage the Conference Facility. The contract was terminated December 31, 2008. Under the contract, we received a discount when renting the Conference Facility for management, staff or corporate events, at an amount to be agreed upon, and priority scheduling for use of the Conference Facility. We were paid monthly a property management fee of 1% of gross revenues for the immediately preceding month, which we estimated to be our cost of managing this property. The costs of any of our employees working on the property were also to be paid in addition to the 1% property management fee. In addition, we agreed, if Conference Facility expenses exceed gross receipts, determined monthly, to make non-interest bearing loans in an amount needed to pay Conference Facility expenses, up to a total amount of $75,000 per 12-month period. Any such loan was required to be repaid to the extent gross receipts exceed Conference Facility expenses in any subsequent months. There were no loans made by us under this contract provision in 2007, 2008 or 2009. Either party could terminate the management agreement upon 60 days' notice. Salary and benefits for our employees who manage the Conference Facility, which were reimbursed by SSLF, totaled approximately $0.3 million in 2008 and $0.3 million in 2007. In 2008 and 2007, we earned $3,000 and $6,000 in management fees. We rented the conference center for management, staff and corporate events and paid approximately $0.02 million in 2008 and $0.1 million in 2007 to SSLF. The Trinity Forum, a faith-based leadership forum of which Mr. Klaassen is the past chairman and is currently a trustee, operates a leadership academy on a portion of the site on which the Conference Facility is located. The Trinity Forum does not pay rent for this space, but leadership academy fellows who reside on the property provide volunteer services at the Conference Facility.

SSLF's stand-alone day care center, which provides day care services for our employees and non-Sunrise employees, is located in the same building complex as our corporate headquarters. The day care center subleases space from us under a sublease that commenced in April 2004, expires September 30, 2013, and was amended in January 2007 to include additional space. The sublease payments, which equal the payments we are required to make under our lease with our landlord for this space, are required to be paid monthly and are subject to increase as provided in the sublease. SSLF paid Sunrise approximately $0.2 million, $0.1 million and $0.1 million in sublease payments in 2009, 2008 and 2007, respectively.

Fairfax Community Ground Lease

We lease the real property on which our Fairfax, Virginia community is located from Paul and Teresa Klaassen pursuant to a 99-year ground lease entered into in June 1986, as amended in August 2003. Rent expense under this lease is approximately $0.2 million annually.

Consulting Agreement

In November 2008, we entered into an oral consulting arrangement with Mr. Klaassen. Under the consulting arrangement, we agreed to pay Mr. Klaassen a fee of $25,000 per month for consulting with us and Mr. Ordan, our new chief executive officer, on senior living matters. This was in addition to any benefits Mr. Klaassen was entitled to under his employment agreement. Fees totaling $87,500 were paid to Mr. Klaassen for three and a half months commencing in November 2008.

Corporate Use of Residence

In June 1994, the Klaassens transferred to us property which included a residence and a Sunrise community in connection with a financing transaction. In connection with the transfer of the property, we agreed to lease back the residence to the Klaassens under a 99-year ground lease. The rent was $1.00 per month. Under the lease, the Klaassens were responsible for repairs, real estate taxes, utilities and property insurance for the residence. For approximately the past 12 years, the Klaassens have permitted the residence to be used by us for business purposes, including holding meetings and housing out of town employees. In connection with its use of the residence, we have paid the real estate taxes, utilities and insurance for the property and other expenses associated with the business use of the property, including property maintenance and management services. We paid expenses totaling approximately $0.1 million annually. For several years ending August/September 2006, the Klaassens' son lived at the guest house on the property. In December 2007, the Klaassens terminated their 99-year ground lease for no consideration.

Purchase of Condominium Unit

In January 2006, Mr. Klaassen entered into a purchase agreement with a joint venture in which we own a 30% equity interest and with which we have entered into a management services agreement. Pursuant to the purchase agreement, Mr. Klaassen has agreed to purchase for his parents a residential condominium unit at the Fox Hill condominium project. The purchase price of the condominium is approximately $1.4 million. In June 2007, the purchase agreement was modified to reflect certain custom amenities upgrades to the unit for an aggregate price of approximately $0.1 million.

Service Evaluators Incorporated

Service Evaluators Incorporated ("SEI") is a for-profit company which provided independent sales and marketing analysis, commonly called "mystery shopping" services, for the restaurant, real estate and senior living industries in the United States, Canada and United Kingdom. Janine I. K. Connell and her husband, Duncan S. D. Connell, are the owners and President and Executive Vice President of SEI, respectively. Ms. Connell and Mr. Connell are the sister and brother-in-law of Mr. Klaassen and Ms. Connell is the sister-in-law of Ms. Klaassen.

For approximately 13 years, we contracted with SEI to provide mystery shopping services for us. These services included on-site visits at Sunrise communities, on-site visits to direct area competitors of Sunrise communities, telephonic inquiries, and narrative reports of the on-site visits, direct comparison analysis and telephone calls. In 2005, we paid SEI approximately $0.7 million for approximately 380 communities. We paid approximately $0.7 million to SEI in 2006 for approximately 415 communities and approximately $0.5 million in 2007 for approximately 435 communities. The SEI contract was terminable upon 12 months' notice. In August 2007, we gave SEI written notice of the termination of SEI's contract, effective August 2008. We paid SEI approximately $0.5 million under SEI's contract in 2008.

Greystone Earnout Payments

In May 2005, we acquired Greystone. Greystone's founder, Michael B. Lanahan, was appointed chairman of our Greystone subsidiary in connection with the acquisition and he currently serves as one of our executive officers. Pursuant to the terms of the Purchase Agreement, we paid $45.0 million in cash, plus approximately $1.0 million in transaction costs, to acquire all of the outstanding securities of Greystone. We also agreed to pay up to an additional $7.5 million in purchase price if Greystone met certain performance milestones in 2005, 2006 and 2007. The first earnout payment was $5.0 million based on 2005 and 2006 results and was paid in April 2007. Mr. Lanahan's share of such earnout payment as a former owner of Greystone was approximately $1.5 million. The remaining $2.5 million earnout is based on Greystone's 2007 results, and was paid in April 2008. Mr. Lanahan's share of that payment was approximately $0.3 million. Greystone was sold to Mr. Lanahan in March 2009.

Purchase of Aircraft Interest by Mr. Klaassen

In July 2008, Mr. Klaassen purchased from us one of the four fractional interests in private aircrafts owned by us. The purchase price for such interest was approximately $0.3 million, which represented the fair market value of the interest at the time of purchase as furnished to us by independent appraisers. The purchase of the fractional interest was approved by the Audit Committee of our Board of Directors.

SecureNet Payment Systems LLC

In October 2008, we entered into a contract with SecureNet Payment Systems LLC ("SecureNet") to provide consulting services in connection with the processing of direct deposit and credit card payments by community residents of their monthly fees. The sales agent representing SecureNet, whose compensation will be based on SecureNet's revenue from the contract, is the wife of a Sunrise employee. In November 2008, after the award of the contract, that employee became Senior Vice President, North American Operations and an officer of the Company. The Governance Committee reviewed this transaction at its meeting on July 20, 2009 and concluded that the bidding process was done with integrity, that the award to SecureNet appeared to have been in our best interest and that our employee's relationship to the SecureNet sales representative did not have any influence over the decision to select SecureNet. In 2009, $0.2 million of fees were paid to SecureNet.

16. Employee Benefit Plans

401k Plan

We have a 401(k) Plan ("the Plan") covering all eligible employees. Under the Plan, eligible employees may make pretax contributions up to 100% of the IRS limits. The Plan provides an employer match dependent upon compensation levels and years of service. The Plan does not provide for discretionary matching contributions. Matching contributions were $1.6 million, $1.7 million and $1.6 million in 2009, 2008 and 2007, respectively.

Sunrise Executive Deferred Compensation Plans

We have an executive deferred compensation plan (the "Executive Plan") for employees who meet certain eligibility criteria. Under the Plan, eligible employees may make pre-tax contributions in amounts up to 25% of base compensation and 100% of bonuses. We may make discretionary matching contributions to the Executive Plan. Employees vest in the matching employer contributions, and interest earned on such contributions, at a date determined by the Benefit Plan Committee. Matching contributions were zero in both 2009 and 2008 and $0.4 million in 2007. We terminated the Executive Plan in January 2010 and distributions will be paid in 2011.

Chief Executive Officer Deferred Compensation Plan

Pursuant to an employment agreement with Mr. Klaassen, we are required to make contributions of $150,000 per year for 12 years, beginning on September 12, 2000 into a non-qualified deferred compensation account, notwithstanding any termination of Mr. Klaassen's employment (such as his retirement in November 2008). At the end of the 12-year period, any net gains accrued or realized from the investment of the amounts contributed by us are payable to Mr. Klaassen and we will receive any remaining amounts. At December 31, 2007, we had contributed an aggregate of $0.9 million into this plan, leaving an aggregate amount of $0.9 million to be contributed. We made contributions for 2006 and 2007 in the second quarter of 2008 to bring the plan up to date and contributed the current year funding in the third quarter of 2008. At December 31, 2009, we had contributed an aggregate of $1.5 million into this plan, leaving approximately $0.3 million to be contributed.

17. Discontinued Operations

Discontinued operations consists of our German communities which we are marketing for sale, our Greystone subsidiary which was sold in 2009, 22 communities which were sold in 2009, one community which was closed in 2009, our Trinity subsidiary which ceased operations in 2008, and two communities which were sold in 2008. We have no continuing involvement with these sold communities or sold businesses.

The following amounts related to those communities and businesses have been segregated from continuing operations and reported as discontinued operations.

	For the Years Ended December 31,		
(In thousands)	2009	2008	2007
Revenue	$ 107,644	$ 170,430	$ 170,530
Expenses	(113,644)	(231,834)	(208,884)
Impairments	(72,524)	(18,748)	(56,729)
Other (expense) income	(15,871)	(15,900)	231
Gain on sale of real estate or business	74,124	1,094	-
Income taxes	-	(427)	24,340
Extraordinary loss, net of tax	-	(22,131)	-
Loss from discontinued operations	$ (20,271)	$ (117,516)	$ (70,512)

Due to the valuation allowance on net deferred tax assets in 2008, no benefit for income taxes was allocated to discontinued operations for 2009.

18. Information about Sunrise's Segments

Effective in 2009, we changed our operating segments. In 2008, we reported four operating segments: domestic operations, international operations (Canada and the United Kingdom), Germany and Greystone. We now have six operating segments for which operating results are regularly reviewed by our chief operating decision makers:

North American Management includes the results from the management of third party, venture and wholly owned/leased Sunrise senior living communities in the United States and Canada.

North American Development includes the results from the development of Sunrise senior living communities in the United States and Canada.

Equity Method Investments includes the results from our investment in domestic and international ventures.

Consolidated (Wholly Owned/Leased) includes the results from the operation of wholly owned and leased Sunrise senior living communities in the United States and Canada net of an allocated management fee of $21.9 million, $22.2 million and $22.2 million for 2009, 2008 and 2007, respectively.

United Kingdom includes the results from the development and management of Sunrise senior living communities in the United Kingdom.

Germany includes the results from the management of nine (two of which have been closed) Sunrise senior living communities in Germany through September 1, 2008. The operation of nine Sunrise senior living communities after September 1, 2008 when we began consolidating the communities are included in discontinued operations.

The old North American segment was split into the new North American Management, North American Development, Equity Method Investments and Consolidated (Wholly Owned/Leased) segments. Results from Canadian operations are now included in the North American Management and Wholly Owned/Leased segments, while previously they were included in the International segment. The operating results from the United Kingdom development and management activities are now its own separate segment. The Germany segment remains unchanged. Greystone, which was sold in 2009, and Trinity, which ceased operations in 2008, are now reported as discontinued operations. Restatement of 2007 to the current segments was not practical.

Our historical segment reporting has been restated to reflect the changes made in 2009.

Segment results are as follows (in thousands):

	For the Year Ended December 31, 2009							
	North American Management	North American Development	Equity Method Investments	Consolidated (Wholly Owned/ Leased)	United Kingdom	Germany Management Company	Unallocated Corporate and Eliminations	Total
Revenues	$ 1,105,974	$ 6,637	$ 2,151	$ 350,165	$ 27,597	$ 1,717	$ (30,097)	$ 1,464,144
Community expense	2,170	214	42	287,719	-	158	(21,984)	268,319
Development expense	25	9,347	606	312	1,682	128	401	12,501
Depreciation and amortization	11,925	1,927	-	17,550	382	114	14,731	46,629
Other operating expenses	1,058,795	25,285	6,306	61,198	25,009	4,672	55,764	1,237,029
Impairment of owned communities, land parcels, goodwill and intangibles	-	28,897	-	2,953	-	-	(165)	31,685
Income (loss) from operations	33,059	(59,033)	(4,803)	(19,567)	524	(3,355)	(78,844)	(132,019)
Interest income	413	869	7	225	(10)	11	(164)	1,351
Interest expense	(169)	(926)	-	(4,866)	-	(29)	(4,311)	(10,301)
Foreign exchange gain/(loss)	-	-	-	7,989	(632)	(645)	-	6,712
Sunrise's share of earnings (losses) and return on investment in unconsolidated communities	-	-	5,872	-	-	-	(199)	5,673
Income (loss) before income taxes, discontinued operations, and noncontrolling interests	37,080	(53,678)	1,076	(16,707)	(913)	(4,146)	(79,836)	(117,124)
Investments in unconsolidated communities	-	-	64,971	-	-	-	-	64,971
Segment assets	141,389	71,061	71,124	295,062	13,862	105,763	212,328	910,589
Expenditures for long-lived assets	-	9,794	-	10,111	45	-	-	19,950
Deferred gains on the sale of real estate and deferred revenue	-	16,865	-	-	-	-	5,000	21,865

	For the Year Ended December 31, 2008							
	North American Management	North American Development	Equity Method Investments	Consolidated (Wholly Owned/ Leased)	United Kingdom	Germany Management Company	Unallocated Corporate and Eliminations	Total
Revenues	$ 1,189,971	$ 27,425	$ 2,303	$ 340,834	$ 32,803	$ 11,104	$ (33,466)	$ 1,570,974
Community expense	(535)	774	122	282,051	-	60	(24,917)	257,555
Development expense	5,065	21,405	3,121	15	4,335	16	177	34,134
Depreciation and amortization	6,969	1,132	88	15,491	331	114	15,372	39,497
Other operating expenses	1,130,122	113,672	19,556	60,480	22,749	15,322	75,891	1,437,792
Impairment of owned communities, land parcels, goodwill and intangibles	121,553	5,870	6,350	15,871	-	-	-	149,644
Income (loss) from operations	(73,203)	(115,428)	(26,934)	(33,074)	5,388	(4,408)	(99,989)	(347,648)
Interest income	825	425	836	289	621	265	3,006	6,267
Interest expense	(287)	(1,260)	(366)	(4,471)	-	(94)	(231)	(6,709)
Foreign exchange gain/(loss)	-	(9,796)	-	(4,399)	(3,075)	2,620	-	(14,650)
Sunrise's share of losses and return on investment in unconsolidated communities	-	-	(13,816)	-	-	-	(30)	(13,846)
Income (loss) before income taxes, discontinued operations, and noncontrolling interests	(72,282)	(112,091)	(39,996)	(40,670)	2,936	(2,218)	(109,406)	(373,727)
Investments in unconsolidated communities	-	-	66,852	-	-	-	-	66,852
Goodwill	-	-	-	-	-	-	39,025	39,025
Segment assets	192,079	184,786	80,836	422,980	21,929	152,094	326,853	1,381,557
Expenditures for long-lived assets	-	137,449	-	16,723	19,270	103	-	173,545
Deferred gains on the sale of real estate and deferred revenue	-	26,291	-	-	-	-	62,415	88,706

	For the Year Ended and as of December 31, 2007			
	North America	International	Germany	Total
Revenues	$ 1,431,983	$ 39,710	$ 10,327	$ 1,482,020
Interest income	8,329	1,014	149	9,492
Interest expense	4,056	1,118	5	5,179
Foreign exchange (loss) gain	-	3,966	(6,280)	(2,314)
Sunrise's share of earnings and return on investment in unconsolidated communities	31,812	75,535	-	107,347
Depreciation and amortization	41,715	750	136	42,601
(Loss) income from continuing operations	(33,718)	54,847	(23,604)	(2,475)
Investments in unconsolidated communities	80,423	16,750	-	97,173
Goodwill	169,736	-	-	169,736
Segment assets	1,551,098	213,538	33,961	1,798,597
Expenditures for long-lived assets	188,509	48,908	139	237,556
Deferred gains on the sale of real estate and deferred revenue	74,367	-	-	74,367

In 2009, 2008 and 2007, our first U.K. development venture in which we have a 20% equity interest sold four, four and seven communities, respectively, to a venture in which we have a 10% interest. Primarily as a result of the gains on these asset sales recorded in the ventures, we recorded equity in (loss) earnings in 2009, 2008 and 2007 of approximately $19.5 million, $(3.6) million and $75.5 million, respectively. When our U.K. and Germany ventures were formed, we established a bonus pool in respect to each venture for the benefit of employees and others responsible for the success of these ventures. At that time, we agreed with our partner that after certain return thresholds were met, we would each reduce our percentage interests in venture distributions with such excess to be used to fund this bonus pool. During 2009, 2008 and 2007, we recorded bonus expense of $0.7 million, $7.9 million and $27.8 million, respectively, in respect of the bonus pool relating to the U.K. venture. These bonus amounts are funded from capital events and the cash is retained by us in restricted cash accounts until payment of bonuses. As of December 31, 2009, approximately $0.2 million of this amount was included in restricted cash. Under this bonus arrangement, no bonuses were payable until we receive distributions at least equal to certain capital contributions and loans made by us to the U.K. and Germany ventures. This bonus distribution limitation was satisfied in 2008.

We recorded $6.7 million, net, in foreign exchange gains in 2009 ($8.0 million in gains related to the Canadian dollar and $(1.3) million in losses related to the Euro and British pound); in 2008, net losses of $14.6 million ($14.2 million and $3.1 million in losses related to the Canadian dollar and British pound, respectively, and $2.7 million in gains related to the Euro); in 2007, net losses of $2.3 million ($7.2 million in gains related to the Canadian dollar and $9.5 million in losses related to the Euro and British pound).

Upon designation as assets held for sale, we recorded the German assets at the lower of their carrying value or their fair value less estimated costs to sell. We used the bids received to date in the determination of fair value. As the carrying value of a majority of the assets was in excess of the fair value less estimated costs to sell, during 2009 we recorded a charge of $49.9 million which is included in discontinued operations.

Also in 2009, we recorded land parcels, operating communities, closed construction sites, a condominium project and closed communities which were either held and used or held for sale at the lower of their carrying value or fair value less estimated costs to sell. We used appraisals, market knowledge and broker opinions of value to determine fair value. As the carrying value was in excess of the fair value, we recorded impairment charges of $31.7 million.

In 2008, we recorded an impairment charge of $121.8 million related to all the goodwill for our North American business segment which resulted from our acquisition of Marriott Senior Living, Inc. in 2003 and Karrington Health, Inc. in 1999. The impairment was recorded as the fair value of the North American business was less than the fair value of the net tangible assets and identifiable intangible assets.

In 2008, we recorded impairment charges of $19.3 million related to five communities in the U.S., $5.2 million related to two communities in Germany and $12.0 million related to land parcels that are no longer expected to be developed. In 2007, we recorded an impairment charge of $7.6 million related to two communities in the U.S.

We generated 14.2%, 12.0% and 11.8% of revenue from Ventas in 2009, 2008 and 2007, respectively; 23.2%, 18.8% and 18.9% from HCP in 2009, 2008 and 2007, respectively; and 11.4% in 2009 from a private capital partner for senior living communities which we manage.

19. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Accounts payable and accrued expenses	$ 40,034	$ 66,760
Accrued salaries and bonuses	24,738	30,123
Accrued employee health and other benefits	41,340	47,685
Accrued legal, audit and professional fees	3,999	8,933
Other accrued expenses	27,921	30,643
	$ 138,032	$ 184,144

20. Severance and Restructuring Plan

In 2008, we implemented a program to reduce corporate expenses, including a voluntary separation program for certain team members, as well as a reduction of spending related to administrative processes, vendors, consultants and other costs. As a result of this program and other staffing reductions, we eliminated 182 positions in overhead and development, primarily in our McLean, Virginia headquarters, associated with this program. We have recorded severance charges related to this program of $3.0 million and $15.0 million for 2009 and 2008, respectively. Primarily all of the restructuring charges are reflected in our domestic segment.

With the elimination of these positions, we reconfigured our office space and two floors of leased space in our headquarters were vacated. We ceased using the space on December 31, 2008. The fair value of the lease obligation of the vacated space was approximately $2.4 million. A charge of $2.0 million (net of an existing straight-line lease liability of approximately $0.4 million) was recorded in 2008 for this obligation. In addition, we recorded an impairment charge of $0.9 million related to the leasehold improvements in the vacated space.

In 2009, we announced a plan to continue to reduce corporate expenses through a further reorganization of our corporate cost structure, including a reduction in spending related to, among others, administrative processes, vendors, and consultants. The plan is designed to reduce our annual recurring general and administrative expenses (including expenses previously classified as venture expense) to approximately $100 million, and to reduce our centrally administered services which are charged to the communities by approximately $1.5 million. Under this plan, approximately 184 positions will be eliminated. As of December 31, 2009, we had eliminated 154 positions and will be eliminating an additional 30 positions by mid 2010. We have recorded severance expense of $8.3 million as a result of the plan through December 31, 2009 and expect to record an additional $1.6 million through mid 2010.

In May 2009, we entered into a separation agreement with our then chief financial officer, Richard Nadeau, in connection with this plan. Pursuant to the separation agreement, Mr. Nadeau's employment with us terminated effective as of May 29, 2009. Pursuant to Mr. Nadeau's employment agreement, Mr. Nadeau received severance benefits that included a lump sum cash payment of $1.4 million. In addition, Mr. Nadeau received a bonus in the amount of $0.5 million and Mr. Nadeau's outstanding and unvested stock options, restricted stock and other long-term equity compensation awards were fully vested, resulting in a non-cash compensation expense to us of $0.8 million.

In September 2009, we terminated a portion of our lease on our corporate headquarters in McLean, Virginia. We recorded a charge of $2.7 million related to the termination.

In January 2010, we terminated the employment of Daniel J. Schwartz, our Senior Vice President, North American Operations, in connection with this plan, effective as of May 31, 2010. Mr. Schwartz will receive the severance payments and benefits payable to him pursuant to his employment agreement upon a termination of his employment, except that in lieu of a lump sum cash severance payment equal to two years' base salary and 75% of his target bonus amount (based on his base salary of $0.4 million and target bonus of 100% of base salary), Mr. Schwartz will receive such cash severance payment in the form of equal monthly installments of 1/24th of the total cash severance amount commencing July 2010 and continuing until December 2010, and the remaining balance to be paid in a lump sum on December 31, 2010.

Mr. Paul Klaassen resigned as our chief executive officer effective November 1, 2008 and became our non-executive Chair of the Board. Upon his resignation as our chief executive officer, under his employment agreement, he became entitled to receive:

- annual payments for three years, beginning on the first anniversary of the date of termination, equal to Mr. Klaassen's annual salary ($0.5 million) and bonus ($0) for the year of termination;
- continuation of the medical insurance and supplemental coverage provided to Mr. Klaassen and his family until Mr. Klaassen attains or, in the case of his death, would have attained, age of 65 (but to his children only through their attainment of age 22); and
- continued participation in his deferred compensation plan in accordance with the terms of his employment agreement.

The fair value of the continued participation of Mr. Klaassen in the deferred compensation plan cannot be reasonably estimated, as it is dependent upon Mr. Klaassen's selection of available investment options and the future performance of those selections. Accordingly, no additional accrual was recorded with respect to the continued participation by Mr. Klaassen in his deferred compensation plan. At December 31, 2009, we had a deferred compensation liability of $0.1 million. See Note 15 of the Notes to the Consolidated Financial Statements for more information regarding Mr. Klaassen's deferred compensation account.

The following table reflects the activity related to our severance and restructuring plans during 2009:

(in thousands)	Liability at January 1, 2009	Additional Charges	Adjustments	Cash Payments and Other Settlements	Liability at December 31, 2009
Voluntary severance	$ 3,312	$ 1,067	$ (253)	$ (4,126)	$ -
Involuntary severance	1,518	10,956	(367)	(10,154)	1,953
CEO retirement compensation	1,523	55	-	(500)	1,078
Professional fees	-	18,647	-	(18,647)	-
Lease termination costs	2,394	3,208	591	(2,637)	3,556
	$ 8,747	$ 33,933	$ (29)	$ (36,064)	$ 6,587

Included in the above table is legal and professional fees of $18.7 million relating to corporate restructuring.

21. Comprehensive Loss

Comprehensive loss for the twelve months ended December 31, 2009, 2008 and 2007 was as follows (in thousands):

	2009	2008	2007
Net loss attributable to common shareholders	$ (133,915)	$ (439,179)	$ (70,275)
Foreign currency translation adjustment	(4,813)	5,583	5,865
Equity interest in investees' other comprehensive income (loss)	6,324	(7,206)	(100)
Unrealized gain on investments	120	-	-
Comprehensive loss	(132,284)	(440,802)	(64,510)
Comprehensive loss attributable to noncontrolling interest - Unrealized gain on investments	(120)	-	-
Comprehensive loss attributable to common shareholders	$ (132,404)	$ (440,802)	$ (64,510)

22. Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations for the fiscal quarter (in thousands, except per share amounts):

		Q1		Q2		Q3		Q4 (2)		Total
2009										
Operating revenue	$	376,054	$	360,965	$	362,790	$	364,335	$	1,464,144
Loss from continuing operations		(28,207)		(19,164)		(36,220)		(30,239)		(113,830)
Income (loss) from discontinued operations		10,046		(62,624)		(8,182)		40,675		(20,085)
Net (loss) income		(18,161)		(81,788)		(44,402)		10,436		(133,915)
Basic net (loss) income per common share (1)										
Continuing operations	$	(0.56)	$	(0.38)	$	(0.72)	$	(0.57)	$	(2.22)
Discontinued operations		0.20		(1.24)		(0.16)		0.76		(0.39)
Net (loss) income		(0.36)		(1.62)		(0.88)		0.19		(2.61)
Diluted net (loss) income per common share (1)										
Continuing operations	$	(0.56)	$	(0.38)	$	(0.72)	$	(0.57)	$	(2.22)
Discontinued operations		0.20		(1.24)		(0.16)		0.76		(0.39)
Net (loss) income		(0.36)		(1.62)		(0.88)		0.19		(2.61)
2008										
Operating revenue	$	389,388	$	390,981	$	392,186	$	398,419	$	1,570,974
Loss from continuing operations		(25,192)		(20,524)		(40,956)		(234,991)		(321,663)
Loss from discontinued operations		(7,933)		(11,252)		(27,710)		(70,621)		(117,516)
Net loss		(33,125)		(31,776)		(68,666)		(305,612)		(439,179)
Basic and diluted net loss per common share (1)										
Continuing operations	$	(0.52)	$	(0.43)	$	(0.84)	$	(4.69)	$	(6.48)
Discontinued operations		(0.14)		(0.20)		(0.52)		(1.38)		(2.24)
Net loss		(0.66)		(0.63)		(1.36)		(6.07)		(8.72)

(1) The sum of per share amounts for the quarters may not equal the per share amount for the year due to a variance in shares used in the calculations or rounding.

(2) During the fourth quarter of 2009, we sold 21 properties and recognized a gain of $48.9 million which is included in discontinued operations. During the fourth quarter of 2008, we recorded an impairment charge of $121.8 million related to all of the goodwill for our North American business segment. Also, we determined that a valuation allowance on the net deferred tax assets was required. Because of this, we reversed the tax benefit associated with our extraordinary loss recorded in the third quarter.

23. Subsequent Events

On January 31, 2010, our first U.K. development venture in which we have a 20% equity interest sold two communities to a venture in which we have a 10% interest. Primarily as a result of the gains on these asset sales recorded in the ventures, we estimate that we will record equity in earnings related to this venture of approximately $4.6 million in the first quarter of 2010.

On February 12, 2010, we extended $56.9 million of debt that was either past due or in default at December 31, 2009. The debt is associated with an operating community and two land parcels. In connection with the extension we (i) made a $5.0 million principal payment at closing; (ii) extended the terms of the debt to no earlier than December 2, 2010; (iii) provided for an additional $5.0 principal payment on or before July 31, 2010; and, among other items, (iv) defaults under the loan agreements were waived by the lenders.

On February 15, 2010, we sold two operating properties for approximately $10.8 million which will result in an expected gain of approximately $4.1 million. This expected gain is after a reduction of $0.7 million related to potential future indemnification obligations which expire in February 2011. The properties are part of the liquidating trust held as collateral for the electing lenders and all proceeds from the sale are to be distributed to the electing lenders upon execution of the definitive documentation for the restructuring.

We have evaluated all other events occurring after December 31, 2009 through February 24, 2010, the date our financial statements are issued.

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Board of Directors

Paul J. Klaassen
Founder and Non-Executive Chairman of the Board

Mark S. Ordan
Chief Executive Officer

Glyn F. Aeppel (1), (2)
Chief Investment Officer
Andre Balazs Properties

Thomas J. Donohue (3)
President and Chief Executive Officer
U.S. Chamber of Commerce

David I. Fuente (2)
Former Chairman and Chief Executive Officer
Office Depot, Inc.

Stephen D. Harlan (1), (3)
Partner
Harlan Enterprises, LLC

J. Douglas Holladay (2), (3)
General Partner
Park Avenue Equity Partners, LP

Lynn Krominga (1), (2), (3)
Lead Director

William G. Little (1), (2), (3)
President and Chief Executive Officer
Quam-Nichols Company

Standing Board Committees
(1) Audit Committee
(2) Compensation Committee
(3) Governance, Compliance and Nominating Committee

Executive Officers

Mark S. Ordan
Chief Executive Officer

Julie A. Pangelinan
Chief Financial Officer

D. Gregory Neeb
Chief Investment Officer

Corporate Information

Corporate Headquarters

Sunrise Senior Living, Inc.
7900 Westpark Drive
Suite T-900
McLean, Virginia 22102
703.273.7500

Transfer Agent and Registrar

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038

Annual Meeting Date

Sunrise will hold its 2010 annual meeting of stockholders on Tuesday, May 4, 2010, at 9:00 a.m., local time, at:

The Hilton McLean
7920 Jones Branch Drive
McLean, Virginia 22102
703.847.5000

2009 Form 10-K

Copies of the 2009 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available at no charge by calling 703.273.7500 or writing to:

Sunrise Senior Living, Inc.
Investor Relations
7900 Westpark Drive
Suite T-900
McLean, Virginia 22102

The 2009 Annual Report on Form 10-K is also available on the Investor Relations section of the Company's Web site: www.sunriseseniorliving.com.

Stock Information

Sunrise's common stock is listed and traded on the New York Stock Exchange under the symbol SRZ.

Holders

There were 237 stockholders of record at March 12, 2010.

Dividends

No cash dividends have been paid in the past and we have no intention to pay cash dividends in the foreseeable future.

Web Site

To learn more about Sunrise Senior Living, Inc., visit our Web site: www.sunriseseniorliving.com

Quarterly Market Price Range of Common Stock

Quarter Ended	High	Low
March 31, 2009	$2.03	$0.28
June 30, 2009	$3.06	$0.59
September 30, 2009	$3.24	$1.26
December 31, 2009	$5.89	$2.26

Quarter Ended	High	Low
March 31, 2008	$30.65	$16.27
June 30, 2008	$27.21	$20.19
September 30, 2008	$22.30	$12.91
December 31, 2008	$14.67	$ 0.27

